

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

82-4270

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

05.06.2006



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302 MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-~~5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the company's securities dated May 31, 2006

2. Quarterly Report of regular securities issuer of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", Quarter I, 2006 dated May 12, 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

6/7

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization in which a share of the authorized capital has been acquired by the Issuer: ***Tyvaenergo-Holding Open Joint Stock Company;*** Location of the profit organization, in which a share of the authorized capital has been acquired by the Issuer: ***660021, Russian Federation, Krasnoyarsk, ul. Bograda, 144A;*** The Issuer's share in the authorized capital of the aforementioned organization before change: ***0%;*** Equity stock of the aforementioned organization owned by the Issuer before change***: 0%*** The Issuer's share in the authorized capital of the aforementioned organization after change: ***25.47%;*** Equity stock of the aforementioned organization owned by the Issuer after change***: 25.26%*** Date of changing the Issuer's share in the authorized capital of the aforementioned organization: ***May 31, 2006.***

Representative of MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney ГМК-115/99-нм of 25.01.2006)

May 31, 2006

SEC File No. 82-5167
MMC Norilsk Nickel

QUARTERLY REPORT

of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Issuer Code: 40155-F

Quarter I, 2006

Issuer location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka

Information contained in this Quarterly Report is subject to disclosure under securities law of the Russian Federation

Director General, OJSC MMC Norilsk Nickel	______________	M.D. Prokhorov
Date _______________, 2006	(signature)	
Acting Chief Accountant, OJSC MMC Norilsk Nickel	______________	T.Y. Borisova
Date _______________, 2006	(signature)	
		Seal

Contact: *Raichenko Marina Alexeevna*
Manager, Equity Department
Tel.: *(495) 797 82 44* Fax: *(495) 785 58 08*
E-mail: *gmk@nornik.ru*
Internet site where information contained in this Quarterly Report may be found
http://www.nornik.ru/page.jsp?pageld=30ad80aa-fb7cd0d06c—7ffe

Introduction

a) Issuer's full corporate name:
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OAO "GMK "NORILSK NICKEL"

b) Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka***

c) Tel: ***(3919) 42 80 01, (495) 787 76 67***
Fax: ***(3919) 42 89 45, (495) 785 58 08***

E-mail: ***gmk@nornik.ru***

d) Internet site where full text of the Issuer's Quarterly Report may be found: http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c—7ffe

e) Basic information on outstanding securities of the Issuer:
type, category: ***registered ordinary share***
number of issued shares: ***190 627 747***
par value per share: ***1 Ruble***

"This Quarterly Report presents estimates and projections of the Issuer management relating to future events and/or actions, development prospects for the industry in which the Issuer is engaged and the Issuer's results including plans, probability of certain events and actions. Investors shall not fully rely on the Issuer management estimates and projections as actual future results of the Issuer operations may for many reasons differ from those predicted. Investments in the Issuer's securities are subject to risks described in this Quarterly Report".

I. Brief Details of Members of the Issuer Management, Bank Accounts, Auditor, Appraiser and Financial Advisers and Other Signatories of this Quarterly Report

1.1. Members of the Issuer management

Members of the Board of Directors:

Full name	Year of birth
Bugrov Andrey Yevgenyevich	*1952*
Guy de Selliers	*1952*
Dolgikh Vladimir Ivanovich	*1924*
Klishas Andrey Alexandrovich	*1972*
Ralph Tavakolian Morgan	*1968*
Prokhorov Mikhail Dmitryevich	*1965*
Salnikova Ekaterina Mikhailovna	*1957*
Ugolnikov Kirill Lvovich	*1961*
Heinz S. Schimmelbusch	*1944*

Single executive and members of the Issuer executive board:

Full name	Year of birth
Komarov Igor Anatolyevich	*1964*
Kotlyar Yuri Alexeevich	*1938*
Ralph Tavakolian Morgan	*1968*
Morozov Denis Stanislavovich	*1973*
Prokhorov Mikhail Dmitryevich	*1965*
Rozenberg Jokves Iosifovich	*1943*
Sprogis Viktor Yevgenyevich	*1961*
Finsky Maksim Valeryevich	*1966*
Cheskis Dmitry Semyonovich	*1954*

Prokhorov Mikhail Dmitryevich — Director General

1.2. Details of the Issuer's bank accounts

Bank's full and abbreviated name: ***ING Bank (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO***
Location: ***127473, Moscow, Krasnoproletarskaya Street 36***;
INN 7712014310;
BIK 044525222;
correspondent account 30101810500000000222 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810900001001515
current USD account 40702840200001001515
current EUR account 40702978800001001515

Bank's full and abbreviated name: ***Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company), JSCB ROSBANK (OJSC)***
Location: ***107078, Moscow, M. Poryvaevoy Street 11;***
INN 7730060164;
BIK 044525256;
correspondent account 30101810000000000256 with OPERU, Moscow Head Office, Central Bank of the Russian Federation

Account type and number:
settlement account RUB 40702810500000014636
current USD account 40702840800000014636
current EUR account 40702978400000014636

Bank's full and abbreviated name: *Joint-Stock Bank for Gas Industry Gazprombank (Closed Joint-Stock Company), JSB Gazprombank (CJSC);*
Location: *117420, Moscow, Nametkin Street 16, Building 1;*
INN 7744001497;
BIK 044525823;
correspondent account 30101810200000000823 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810600000000935.

Bank's full and abbreviated name: *Tverskoye Branch No. 7982, Savings Bank of the Russian Federation; Tverskoye Branch No. 7982, Savings Bank of the Russian Federation*
Location: *117997, Moscow, Vavilov Street 19;*
INN 7707083893;
BIK 044525225;
correspondent account 30101810400000000225 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810038040105497
current USD account 40702840338040105497

Bank's full and abbreviated name: *Deutsche Bank Limited Liability Company, OOO Deutsche Bank*
Location: *129090, Moscow, Shepkin Street 4;*
INN 7702216772;
BIK 044525101;
correspondent account 30101810100000000101 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840800000000265

1.3. Details of the Issuer auditor(s)

Full and abbreviated business names:
"Rosexpertiza" Limited Company
OOO "Rosexpertiza"

Location (actual address): *127055, Moscow, Tikhvinski Lane 7, Bldg. 3*

Telephone and fax numbers: tel. *(495) 721 38 83; fax (495) 972 65 00*

E-mail: rosexp@online.ru

Number, date of issue, validity period and issuer of auditor license: *Auditor License No. E 000977 of June 25, 2003 issued by the Ministry of Finance of the Russian Federation for a term of 5 years*

Fiscal years for which the Issuer's accounts and financial statements were audited by independent auditor: *OOO "Rosexpertiza" audited the 1997-2005 accounts of OJSC MMC Norilsk Nickel.*

Factors which may affect the auditor's independence from the Issuer and steps taken by the Issuer and the auditor to mitigate such factors:
OAO "GMK :Norilsk Nickel" in not aware of any factors which may affect the auditor's independence.
As of the date hereof OOO "Rosexpertiza" (officers thereof) has no interest in the Issuer's authorized capital nor any facts have been discovered of borrowing by the auditor (officers thereof) from OJSC MMC Norilsk Nickel, involvement in promotion or joint venture, kinship between the auditor's and the Issuer's officers or other factors which might affect the auditor's independence from the Issuer.
No officer of OJSC MMC Norilsk Nickel is an officer of OOO "Rosexpertiza".
To maintain its independence OOO "Rosexpertiza" acts under provisions of Article 12 of Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001 and Article 5 of the Code of Auditor Professional Ethics" approved by the Russian Audit Chamber on December 4, 1996.

Procedure of auditor appointment:
The Board of Directors of OJSC MMC Norilsk Nickel considers auditor bids and nominates the auditor to be approved by the annual General Shareholders Meeting.
Pursuant to applicable law and paragraph 5.19.9 of the Articles of Association of OAO :MMC Norilsk Nickel the nominated auditor is approved by the annual General Shareholders Meeting.

Audits performed by the auditor under special auditor assignments.
OOO "Rosexpertiza" did not perform audits under special auditor assignments.

The auditor remuneration and information on deferred and past due payments for the auditor services.
OOO "Rosexpertiza" files with the Board of Directors a commercial proposal describing the audit procedure in all material aspects, estimated man-hours required for auditing account of OJSC MMC Norilsk Nickel and estimated travelling expenses and containing a draft auditor contract. When necessary, OOO "Rosexpertiza" is requested to provide additional estimates and explanations. Based on available information the Board of Directors of OJSC MMC Norilsk Nickel approved remuneration of OOO "Rosexpertiza"/
There are no deferred and past due payments for services provided by OOO "Rosexpertiza".

Accounts of OJSC MMC Norilsk Nickel are subject to compulsory audit under Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001.

1.4. Details of the Issuer appraiser

To determine the issue price of ordinary shares of the fifth issue (the issue was registered on 23.05.2001), OJSC MMC Norilsk Nickel invited an independent appraiser:
full and abbreviated business names: *"Rosexpertiza" Limited Company; OOO "Rosexpertiza"*

Location: *Russian Federation, Moscow*

Telephone and fax numbers: tel. *(495) 721 38 83; fax (495) 972 65 00*

E-mail: *rosexp@online.ru*

Number, date of issue, validity period and issuer of appraiser license: *Appraiser License No. 000090 of July 26, 2000 issued by Moscow Licensing Chamber for a term of 3 years*

Information on services provided by the appraiser: *valuation of registered ordinary book-entry shares of "Norilsk Mining Company" Open Joint Stock Company (former name of OJSC MMC Norilsk Nickel) to be additionally issued through private offering.*

No revaluation of fixed assets of OJSC MMC Norilsk Nickel was performed nor any appraisers were invited to revaluate fixed assets.

1.5. Details of the Issuer advisers

No financial advisers were engaged in connection with securities issues.

1.6. Details of other signatories of this Quarterly Report

N/A.

II. Basic Information on the Issuer Financial and Business Standing

2.1. Financial and Business Results

No.	Indicator	As of 31.12.2001	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004	As of 31.12.2005	As of 31.03.2006
1	Issuer's net asset value, RUB 000'	**155,768,979**	**154,294,951**	**177,115,703**	**219,522,580**	**226,530,445**	**177,134,800**
2	Borrowed funds-to-capital and reserves ratio, %	**36.72**	**43.53**	**45.20**	**44.60**	**48.60**	**56.90**
3	Short-term liabilities-to-capital and reserves ratio, %	**36.70**	**28.27**	**31.62**	**36.53**	**40.28**	**46.59**
4	Level of debts in arrears, %	**28.29**	**24.48**	**3.11**	**1.10**	**0.63**	**1.23**

No.	Indicator	For 2001	For 2002	For 2003	For 2004	For 2005	For Quarter I 2006
1	Cover of payments on debt servicing, %	**22.40**	**1.19**	**12.53**	**12.46**	**12.86**	**(-46.64)**
2	Debtors' turnover, times	**3.51**	**3.62**	**3.93**	**5.02**	**4.78**	**1.11**
3	Efficiency of labor, RUB 000'/man	**1,399**	**1,404**	**2,159**	**2,724**	**3,201**	**894**
4	Depreciation on volume of proceeds, %	**2.67**	**3.92**	**3.36**	**3.35**	**3.33**	**3.14**

No.	Indicator	For 2001	For 2002	For 2003	For 2004	For 2005	For Quarter I 2006
1	Dividend payout ratio, %	**15.93**	**125.41**	**24.68**	**28.34**	**14.89***	-

* dividend payout ratio for 9 months of 2005 in revenues for 2005

The net asset value of the Company was steadily growing for the last 5 years. The annual rate of growth was: 2003 – 15%, 2004 – 24%, 2005 – 3%. As of the beginning of 2006, the net asset value exceeded the level of 2001 by 1.5 times. The basic factor which contributed to growth of net assets was growth of undistributed profits of the Company.

Decrease in the net asset value as of 31.03.2006 was caused by the following basic factors:

1) transfer of a portion of OJSC MMC Norilsk Nickel's property according to the separation balance sheet of OJSC Polyus Zoloto created by means of separation from OJSC MMC Norilsk Nickel pursuant to the Decision of Extraordinary General Meeting of Shareholders dated September 30, 2005 on the Company reorganization.

2) losses associated with recognition in the operating expenses for Quarter I 2006 of the expenses associated with retirement of own shares acquired and bought out from shareholders pursuant to the Decision of Extraordinary General Meeting of OJSC MMC Norilsk Nickel Shareholders dated February 17, 2006.

The borrowed funds-to-capital and reserves ration value was within the range from 43.53 to 48.6 for the last 4 years. An insignificant increase of such ratio in 2005 was basically caused by the increase of debts to the participants and founders in terms of income payment in connection with intermediate distribution of dividends based on the decision of Extraordinary General Meeting of Shareholders dated December 30, 2005. For the same reasons, there was increase in the amount of short-term liabilities per unit of the capital and reserves from 36.7% to 40.28%.

In Quarter I 2006, in view of the decrease in the net asset value of the Company, the value of the ratios – borrowed funds and short-term liabilities per unit of the capital and reserves – grew up to the values of 56.9 and 46.59 respectively.

In 2005 the coverage ratio of payments on debt servicing reduced from 0.22 to 0.13 as compared to the level of 2001. In Quarter I 2006, the ratio has a negative value due to losses caused by retirement of own shares acquired and bought out from the shareholders (see above).

The level of debts in arrears dramatically reduced from 28.29 to 1.23 for the last 5 years (as of 31.03.2006).

In general, the debtors' turnover has had a positive trend for the last 5 years. In this connection, it is required to be noted that increase in the debtors' turnover occurs against the background of a steady growth of proceeds, which is a proof of a well-balanced approach for selecting conditions of settlements with customers.

The dividend payout ratio in revenues for 2005 includes information on intermediate distribution of dividends for 9 months of 2005.

The efficiency of labor steadily grows during the whole period, which is basically due to growth of proceeds in the Company.

The ratio of depreciation on volume of proceeds gradually decreases starting from 2002. Slow rates of reduction of depreciation while there is a contituous growth of proceeds are indicative of continuous replacement of depreciated fixed assets of the Company.

Thus, during the last five years, the indicators of OJSC MMC Norilsk Nickel characterizing its business activity have a steady positive trend and are indicative of a fairly high level of paying capacity, low credit risks and financial security of the Company.

2.2. Market Capitalization

Market Capitalization According to the RTS.

Securities	Period	Price per share, USD	Closing number of outstanding shares	Market capitalization, USD
Ordinary shares of OJSC MMC Norilsk Nickel	*2001*	*16.55706*	*252,667,409*	*4,183,429,451*
Ordinary shares of OJSC MMC Norilsk Nickel	*2002*	*19.96424*	*213,905,884*	*4,270,468,406*
Ordinary shares of OJSC MMC Norilsk Nickel	*2003*	*63.17500*	*213,905,884*	*13,513,504,222*
Ordinary shares of OJSC MMC Norilsk Nickel	*2004*	*55.70455*	*213,905,884*	*11,915,531,011*
Ordinary shares of OJSC MMC Norilsk Nickel	*2005*	*87.96715*	*213,905,884*	*18,816,690,984*

For the period of 2001 – 2005, the market capitalization was calculated on the basis of the requirements of Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/pz-n "On Approval of Provision for Disclosure by Issuers of Information on Equity Securities".

Securities	Period	Price per share, RUB	Closing number of outstanding shares	Market capitalization, RUB
Ordinary shares of OJSC MMC Norilsk Nickel	*Quarter I 2006.*	*2,565.41694*	*190,627,747*	*489,039,651,387.83*

Starting from 2006, the market capitalization is calculated on the basis of the requirements of Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/pz-n "On Approval of Provision for Disclosure by Issuers of Information on Equity Securities" as revised by Order of FSFM of Russia dated November 1, 2005 No. 05-57/pz-n.

2.3. Liabilities of the Issuer

2.3.1. Accounts payable

The term "accounts payable" includes all long-term and short-term liabilities of the Issuer – sum of balance sheet accounts 510 "Loans and Credits (long-term)", 610 "Loans and Credits (short-term)", 620 "Accounts Payable" and 630 "Indebtedness to Participants (Founders) for Income Payment".

Total Amount of Accounts Payable and Total Amount of Overdue Accounts Payable

Indicator	As of 31.12.2005	As of 31.03.2006
Total amount of accounts payable, RUB 000'	**105,862,387**	**96,368,551**
Total amount of overdue accounts payable, RUB 000'	**692,197**	**1,189,350**

Structure of Accounts Payable and Periods for Discharge of Liabilities

Liabilities	Period of Payment	
	Prior to One Year	Over One Year
As of 31.12.2005		
Accounts payable to suppliers and contractors, RUB 000'	**5,501,590**	**-**
including overdue, RUB 000'	**561,616**	**X**
Accounts payable to personnel, RUB 000'	**1,167,480**	**-**
including overdue, RUB 000'	**-**	**X**
Accounts payable to budget and extra-budgetary funds, RUB 000'	**1,924,664**	**-**
including overdue, RUB 000'	**-**	**X**
Credits, RUB 000'	**9,033,936**	**-**
including overdue, RUB 000'	**-**	**X**
Loans, RUB 000'	**46,322,994**	**14,609,980**
including overdue, RUB 000'	**-**	**X**
including bonded loans, RUB 000'	**-**	**-**
including overdue bonded loans, RUB 000'	**-**	**X**
Other accounts payable, RUB 000'	**27,301,743**	**-**
including overdue, RUB 000'	**130,581**	**X**
Total, RUB 000'	**91,252,407**	**14,609,980**
including total overdue, RUB 000'	**692,197**	**X**
As of 31.03.2006		
Accounts payable to suppliers and contractors, RUB 000'	**7,143,895**	**-**
including overdue, RUB 000'	**1,041,345**	**X**
Accounts payable to personnel, RUB 000'	**1,093,980**	**-**
including overdue, RUB 000'	**-**	**X**
Accounts payable to budget and extra-budgetary funds, RUB 000'	**2,647,411**	**-**
including overdue, RUB 000'	**-**	**X**
Credits, RUB 000'	**8,338,664**	**-**
including overdue, RUB 000'	**-**	**X**
Loans, RUB 000'	**46,493,577**	**13,842,425**
including overdue, RUB 000'	**-**	**X**
including bonded loans, RUB 000'	**-**	**-**
including overdue bonded loans, RUB 000'	**-**	**X**
Other accounts payable, RUB 000'	**16,808,599**	**-**
including overdue, RUB 000'	**148,005**	**X**
Total, RUB 000'	**82,526,126**	**13,842,425**
including total overdue, RUB 000'	**1,189,350**	**X**

Creditor which has at least 10 per cent of the total amount of accounts payable:

Full name: ***Open Joint-Stock Company "Norilsk Mining and Metallurgical Works Named After A.P. Zavenyagin";***
Location: ***Russian Federation, Krasnoyarsk Territory, Norilsk***;

Indicator	As of 31.12.2005	As of 31.03.2006
Amount of accounts payable to OJSC Norilsk Works, RUB 000'	**30,561,144**	**31,035,273**
Amount of overdue accounts payable to OJSC Norilsk Works, RUB 000'	**144,394**	**400,158**

OJSC Norilsk Works is the Issuer's affiliate:
Issuer's equity interest in the affiliate – *0%;*
Affiliate's ordinary shares owned by the Issuer - *0%;*
Affiliate's equity interest in the Issuer – *0 %;*
Issuer's ordinary shares owned by the affiliate - *0 %.*

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***NN METAL HOLDING SA;***
Location: ***14a, rue des Bains L-1212, Luxemburg***

Indicator	As of 31.12.2005	As of 31.03.2006
Amount of accounts payable to *NN METAL HOLDING SA*, RUB 000'	***17,171,356***	***15,704,963***
Amount of overdue accounts payable to *NN METAL HOLDING*, RUB 000'	-	-

NN METAL HOLDING SA is the Issuer's affiliate:
Issuer's equity interest in the affiliate – *0%;*
Affiliate's ordinary shares owned by the Issuer - *0%;*
Affiliate's equity interest in the Issuer – *0 %;*
Issuer's ordinary shares owned by the affiliate - *0 %.*

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***NORILSK NICKEL FINANCE LUXEMBOURG S.A.;***
Location: ***14a, rue des Bains L-1212, Luxemburg***

Indicator	As of 31.12.2005	As of 31.03.2006
Amount of accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, RUB 000'	***14,605,308***	***13,836,891***
Amount of overdue accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, RUB 000'	-	-

NORILSK NICKEL FINANCE LUXEMBOURG S.A. is the Issuer's affiliate:
Issuer's equity interest in the affiliate – *0%;*
Affiliate's ordinary shares owned by the Issuer - *0%;*
Affiliate's equity interest in the Issuer – *0 %;*
Issuer's ordinary shares owned by the affiliate - *0 %.*

2.3.2. Issuer's credit history

Liabilities under loan agreements under which the Issuer act(ed) as borrower and the principal accounts(ed) for 5 or more per cent of net assets over the last 5 fiscal years:

Liability	Lender's name	Principal, USD	Loan term/repayment date	Arrears in principal and/or interest, days in arrears
Loan	*Citibank N.A., London*	*800,000,000*	*September 30, 2004*	***The loan was repaid according to the schedule.***

Loan agreement	*NORILSK NICKEL FINANCE LUXEMBOURG S.A*	*498,300,000*	*September 28, 2009*	*The loan is being repaid according to the schedule.*

2.3.3. Liabilities of the Issuer under security provided to third parties

As of March 31, 2006 total liabilities of the Issuer under provided security and total third party liabilities secured by the Issuer (by collateral or guarantee) showed 36,599 mln Rubles.

During the reporting period, the following liabilities representing more than 5% of the balance sheet assets were executed:

1. Amount of the Issuer's secured liability – ***Credit facility amounting to 400,000,000 US dollars;***

Period of the secured liability discharge - ***29.11.2008;***

Security method – ***collateral of rights for Dollar and Ruble accounts;***

Amount of security – ***600,000,000 US dollars;***

Subject of collateral – ***rights under Account Agreements (Dollar and Ruble) for cash assets on the Issuer's accounts opened with Bank Societe Generale East, a commercial joint-stock bank (ZAO);***

Security provision period – ***until the Issuer has completely discharged the liabilities under the credit facility;***

Assessment of the risk of non-discharge or improper discharge of the secured liabilities – ***refer to Section 2.5.3. Financial Risks.***

2. Amount of the Issuer's secured liability – ***500,000,000 US dollars;***

Period of the secured liability discharge - ***30.09.2009;***

Security method - ***guarantee;***

Amount of security – ***amount of the responsible Guarantor is limited to the amount of 500,000,000 US dollars under the Trust Agreement plus all accrued interest, penalties, fees, expenses and other amounts payable by the Issuer subject to the Trust Agreement;***

Subject of collateral –***unconditional and irrevocable contractual guarantee of OJSC MMC Norilsk Nickel (Guarantor) under the Trust Agreement provided in favor of DEUTSCHE TRUSTEE COMPANY LIMITED (Trustee) to secure the liabilities of NORILSK NICKEL FINANCE LUXEMBOURG S.A. (Issuer) with regard to issuance of debt bonds in the amount of 500,000,000 US dollars;***

Security provision period – ***the Guarantee validity period under the Trust Agreement is limited to the date of complete discharge by the Issuer of its liabilities under the Trust Agreement. If any bonds are not repaid, or bought out and cancelled by the prescribed date, such bonds shall be repaid according to their principal amount on September 30, 2009. In this connection, the Guarantor's liabilities shall and will remain in force until all the liabilities under the Trust Agreement have been paid;***

Assessment of the risk of non-discharge or improper discharge of the secured liabilities – ***given that NORILSK NICKEL FINANCE LUXEMBOURG S.A. being an affiliate of OJSC MMC Norilsk Nickel granted to the latter a loan in the amount of 498,300,000 US dollars for a period of 5 years, the risk of non-discharge of the secured liabilities is insignificant.***

2.3.4. Other liabilities of the Issuer

The Issuer has no other liabilities.

2.4. Purpose of the Issue and Application of Issue Proceeds

Fifth issue securities.

Securities were issued within the framework of restructuring "Norilsk Nickel" Company. RAO "Norilsk Nickel" as capitalization centre was replaced by MMC Norilsk Nickel through the additional issue to shareholders of RAO "Norilsk Nickel" of shares in MMC Norilsk Nickel payable by shares of RAO "Norilsk Nickel".

No ordinary shares of the issue were payable in cash. Ordinary and preference shares of RAO "Norilsk Nickel" were recorded on balance sheet of OJSC MMC Norilsk Nickel.

2.5. Risks Affecting Investments in Issued Regular Securities

Risk factors described below may affect business operations of MMC Norilsk Nickel. Such risks may materially affect the Company's operations, sales, profit, assets, liquidity and capital resources and should be considered in conjunction with any estimates and projections presented herein. Furthermore, certain risks presently deemed immaterial may become material.

2.5.1. Industry risks

OJSC MMC Norilsk Nickel is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers.

The prices of metals produced by OJSC MMC Norilsk Nickel and the world demand substantially depend on the world economy growth. The Company's financial standing is directly affected by the prices of such metals.

The Company is also subject to the risk of metal price fluctuations as most of sales proceeds are received under long-term contracts for physical delivery of fixed metal quantities at priced tied to delivery periods.

Risks of possible changes in prices of raw materials purchased by the Company are minimum as the Company employs its own sources of raw materials, the share of purchased raw materials being insignificant. Additionally, long-terms contract for delivery of such raw materials exist.

The Company also runs a minimum risk of changes in prices of contractor services in non-ferrous and precious metal concentrate processing, making of finished products with enhanced consumer's effect of processed metal, transportation and insurance of concentrate and finished metal as:

— *such services are performed under long-term contracts at fixed prices providing for required profitability;*

— *alternative contractors may be engaged.*

2.5.2. Country and region risks

Business operations of any company including OJSC MMC Norilsk Nickel are subject to a number of political and economic risks. Typical features of today's Russian economy are currency control, low liquidity on capital markets and continuing inflation.

Stability and further development of Russia's economy are strongly dependent on the efficiency of the economic policy implemented by the Government.

Business operations of OJSC MMC Norilsk Nickel might be affected by severe weather conditions of the Far North and any circumstances of Force Majeure. Delivery of materials and products might be suspended by adverse weather. Major power supply failures, accidents at mines, concentrating mills and metallurgical works might have an adverse effect on the Company operations.

Within it range of influence the Company continuously focuses on the limitation of possible effects of such adverse changes. To this end efforts are made to establish long-term relations with regional authorities aimed at the efficient and broad-gauge economic development; all-round development of social partnership taking into account ideas of the Company employees; accumulation and maintenance of sufficient material and technical resources in hard-to-reach areas; minimization of damage caused by stream-ice and floods.

2.5.3. Financial risks

The bulk of the Company's sales are denominated in US Dollars whereas most of its expenses are paid in Russian Rubles. Therefore, the Rubles-to-Dollar rate increase might adversely affect the Company's financial results. For the Company this risk is partially reduced on account of negative correlation of prices for produced metals and the ruble rate of exchange.

The risk of interest rate changes results from interest rate fluctuations which may adversely affect the Company's financial results. This risk is now insignificant for the Company due to a low level of the Company indebtedness and a high level of fixed rate indebtedness.

Credit risk results from the possibility of a counterparty's failure to promptly meet its liabilities to the Company giving rise to financial losses. OJSC MMC Norilsk Nickel minimizes credit risk through distribution among a larger number of counterparties.

Price risk is a risk of possible losses due to influence of revaluating open items inrespect to produced metals. Due to fluctuations of prices for produced metal products, the Company is subject to price risks, which may also adversely affect the Company proceeds.

Liquidity risk might result from the Company's incapacity to pay its liabilities when due. For liquidity management, OJSC MMC Norilsk Nickel forms a reserve of liquid funds sufficient for compensation of possible fluctuations in receipt of proceeds taking into account price, currency and interest risks.

2.5.4. Legal risks

The bulk of the Company's sales are denominated in US Dollars. Therefore, any amendments in exchange regulations might affect the Issuer's financial results.

Presently investments in the Company's regular securities are not subject to risks connected with tax law of the Russian Federation.

No risks resulting from the change of licensing requirements to the Issuer's core operations or licensing the right to exploit limited resources (including natural resources) can presently be identified.

No risks can presently be traced of changes in judicial practice on matters relating to the Issuer operations (including licensing) which might adversely affect its business results and the outcome of pending proceedings of which the Issuer is a party.

2.5.5. Business risks

No risks arising from pending proceedings of which the Issuer is a party can presently be identified.

Nor are there currently any risks of non-extension of licenses for any of the Issuer's operations or exploitation of limited resources (including natural resources).

Total liability of the Issuer under third party commitments including those of subsidiaries cannot significantly affect the Issuer operations.

The Company has no customers accounting for at least 10 per cent of total sales revenue. The Company is not economically dependent on a limited number of customers since all products manufactured by OJSC MMC Norilsk Nickel may be sold on commodity markets.

III. Detailed Issuer Information

3.1. Executive Summary

3.1.1. Full corporate name

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OAO "GMK " NORILSK NICKEL "

Trademark (service mark) certificate No. 256620 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Trademark (service mark) certificate No. 256621 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Current name assumed: *on resolution of the extraordinary Shareholders Meeting of "Norilsk Mining Company" Open Joint Stock Company of February 21, 2001*

Information on changes in the Issuer's name and form of incorporation:
"Norilsk Mining Company" Open Joint Stock Company
OAO "NGK" or OAO "Norilsk Mining Company"
Assumed on: *June 27, 1997*

3.1.2. Details of the Issuer state registration

Number of the certificate of incorporation — **07**
Date of incorporation — **July 4, 1997**
Registrar's name: *Administration of Taimyr Autonomous District*

Principal legal entity registration number: *1028400000298*
Date of registration: *September 2, 2002*
Registrar's name: *Interdistrict Branch No. 2 of the Ministry of Taxes and Charges of the Russian Federation in Taimyr (Dolgano-Nenets) Autonomous District*

3.1.3. Executive summary

"Norilsk Mining Company" Open Joint Stock Company was founded in 1997 through reorganization of A.P. Zavenyagin Norilsk Mining and Metallurgical Integrated Works Open Joint Stock Company, member of OAO "RAO "Norilsk Nickel".

In 2001 on resolution of the general shareholders meeting the Company's name was changed to become Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (OAO MMC Norilsk Nickel).

In 2000 to improve efficiency of the Company's operations and investor appeal restructuring of the Norilsk Nickel Group was commenced intended to:
- *provide investors with direct access to the capital of the company being the owner of marketed products and the main profit centre of the Group;*
- *considerably improve transparency of the Group's corporate structure for shareholders;*
- *improve economic efficiency of dividend distribution;*
- *integrate foreign distribution channels into the corporate structure;*
- *improve management efficiency.*

OAO "RAO "Norilsk Nickel" as capitalization centre was replaced by MMC Norilsk Nickel through the issue to shareholders of RAO "Norilsk Nickel" of shares in MMC Norilsk Nickel payable by shares of RAO "Norilsk Nickel".

Thereafter OJSC MMC Norilsk Nickel became a holder of 96.9% in the authorized capital of OAO "RAO "Norilsk Nickel".

On September 30, 2005 the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel resolved to establish "Polyus Gold" Open Joint Stock Company through split-off from OJSC MMC Norilsk Nickel.

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" and its subsidiaries (hereinafter referred to as the "Group") is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers. In addition to the five principal non-ferrous products — nickel and copper, platinum metals (PMs), i.e. platinum and palladium, and gold the Company also has such by-products as cobalt, rhodium, silver, iridium and ruthenium.

Mission — the Company's primary objective:
increasing shareholders value

Strategy — means of attaining the objective:

— *continuous efficient development of the existing production facilities; reducing costs and expenses of principal process stages;*

— *development of the Company's power supply system and enhancing transportation safety;*

— *focusing sales and marketing departments on efficient distribution, promotion and marketing;*

— *improvement of financial management, implementation of state-of-the-art information technology to improve operating efficiency and managerial decisions;*

— *aligning corporate governance and investor relations with international standards;*

— *identifying and seizing strategic opportunities relating to non-ferrous, precious and other metals in which the Group has strategic interests or competitive advantages;*

— *disposing of non-strategic assets.*

3.1.4. Contact information

Issuer location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka***
E-mail: *gmk@nornik.ru*

Internet site where information on the Issuer and issued securities is available: *http://www.nornik.ru*

Special shareholder and investor service: ***Investor Division***

Location: ***Moscow, Tverskoi Boulevard 13***

Telephone and fax numbers: ***tel. (495) 797 82 44; fax (495) 755 67 38***

E-mail: *gmk@nornik.ru*

Internet site: ***http://www.nornik.ru***

3.1.5. Taxpayer identifier

INN: 8401005730

3.1.6. Branches and representative offices of the Issuer

Name: *Transpolar branch of OJSC MMC Norilsk Nickel*
Location: ***Krasnoyarsk Territory, Norilsk***
Director: *Tomenko Viktor Petrovich*
Date of opening: *2.07.1998*
Term of warrant: ***from 12.11.2005 to 31.12.2006***

Name: *Multi-industry production enterprise "Zapolyarye" – a branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(MPE "Zapolyarye" of OJSC MMC Norilsk Nickel)*
Location: *Krasnodar Territory, Sochi*
Director: *not appointed*
Date of opening: *29.12.2000*
Term of warrant: -

Name: *Krasnoyarsk office – a branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(Krasnoyarsk office of OJSC MMC Norilsk Nickel)*
Location: *Krasnoyarsk*
Director: *Bogdanov Vladimir Georgievich*
Date of opening: *13.12.2001*
Term of warrant: *from 31.12.2005 to 31.12.2006*

Name: *Arkhangelsk office - a branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(Arkhangelsk office of OJSC MMC Norilsk Nickel)*
Location: *Arkhangelsk*
Director: *Kovlishenko Yuri Aleksandrovich*
Date of opening: *13.12.2001*
Term of warrant: *from 22.12.2005 to 31.12.2006*

Name: *Sanatory complex "White Lake" - a branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(SC White Lake of OJSC MMC Norilsk Nickel)**
Location: *Moscow Region, Shatursky District*
Director: *not appointed*
Date of opening: *31.01.2001*
Term of warrant: *none*
** - the branch is at the stage of liquidation. Chairman of liquidation committee A.V. Perov*

Name: *Kola branch of OJSC MMC Norilsk Nickel*
Location: *Murmansk Region, Monchegorsk*
Director: *not appointed*
Date of opening: *2.07.1998*
Term of warrant: -

Name: *Murmansk transport branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(Murmansk transport branch of OJSC MMC Norilsk Nickel)*
Location: *Murmansk*
Director: *Tyukavin Aleksei Mikhailovich*
Date of opening: *13.12.2001*
Term of warrant: *from 31.12.2005 to 31.12.2006*

Name: *Krasnoyarsk representative office of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(Krasnoyarsk representative office of OJSC MMC Norilsk Nickel)*
Location: *Krasnoyarsk*
Director: *Eisenberg Igor Aleksandrovich*
Date of opening: *24.12.2003*
Term of warrant: *from 31.12.2005 to 31.12.2006*

Name: *Norilskenergo - a branch of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"(Norilskenergo - a branch of OJSC MMC Norilsk Nickel)*
Location: *663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19*
Director: *Katasonov Viktor Ivanovich*
Date of opening: *02.11.2004*
Term of warrant: *from 31.12.2005 to 31.12.2006*

3.2. Core Operations of the Issuer

3.2.1. Industry classification of the Issuer

OKVED codes:

27.45 — Other non-ferrous metal production
27.44 — Copper production
13.20 — Non-ferrous metal mining except uranium and thorium ore
10.10 — Coal mining, cleaning and agglomeration
14.11 — Quarrying for construction
14.12 — Limestone, gypsum rock and chalk stone quarrying
14.21 — Working of gravel and sand pits
14.50 — Mining operations not covered by other categories
20.10 — Wood sawing and planing; wood impregnation
20.30 — Manufacture of timber building structures including prefabricated structures and millwork
20.40 — Wood tare production
20.51 — Other woodwork
22.13 — Publishing of magazines and periodicals
24.13 — Manufacture of other non-organic chemical agents
24.41 — Pharmaceutical production
24.42 — Production of pharmaceutical forms and materials
24.61 — Explosive production
26.14 — Fiberglass making
26.26 — Refractory production
26.30 — Ceramic tile and slab production
26.51 — Cement making
26.52 — Lime making
26.61 — Structural concrete products manufacture
26.62 — Plaster products manufacture
26.63 — Ready-mixed concrete making
26.64 — Dry concrete mix making
26.66 — Manufacture of other concrete, plaster and cement products
26.82 — Manufacture of other non-metallic mineral commodities not covered by other categories
27.31 — Production of cold-drawn rods and sections
27.32 — Production of cold-rolled narrow and other strips
27.33 — Production of formed steel sections
27.34 — Steel wire making
27.35 — Manufacture of iron powders, other metal products of rolled steel not covered by other categories
27.41 — Precious metal production
27.54 — Fabrication of other non-ferrous castings
28.11 — Structural metal production
28.12 — Structural hardware production
28.30.9 — Providing services in installation, repair and maintenance of central heating steam boilers
28.51 — Non-ferrous metal working and metal coating
28.52 — Metal working involving primary machine building process technologies
28.74 — Manufacture of fasteners, chains and springs
29.12 — Production of pumps, compressors and hydraulic systems
29.13 — Production of pipeline fittings
29.14 — Production of bearings, gear transmissions, mechanical transmission and drive components
29.21 — Manufacture of furnaces and burners
29.22 — Hoisting-and-conveying equipment manufacturing
31.20 — Manufacture of electric control gear
33.20 — Instrumentation manufacturing
33.30 — Installation of process control equipment
37.10 — Metal waste and scrap processing
37.20 — Non-metal waste and scrap processing
40.10 — Electric power generation, transmission and distribution
40.30 — Steam and hot water (thermal power) generation, transmission and distribution
41.00 — Water collection, treatment and distribution
45.11 — Dismantling and demolition of buildings, excavation
45.12 — Exploration drilling
45.21 — Engineering works
45.22 — Paving, construction of buildings and structures
45.23 — Road, airfield and sports facilities construction

45.24 — Harbor engineering
45.25 — Other construction operations
45.31 — Electrical installations
45.32 — Insulating works
45.33 — Plumbing works
45.34 — Installation of other technical equipment
45.41 — Plaster works
45.42 — Woodwork and carpentry
45.43 — Floor covering work and wall lining
45.44 — Painting and glazing
45.45 — Other finishing operations
50.20 — Vehicle maintenance
51.12 — Acting as fuel, ore, metal and chemicals wholesale dealers
51.47 — Wholesale trade in other non-food consumer goods
51.52 — Wholesale trade in metals and metallic ores
51.57 — Wholesale trade in waste and scrap
55.11 — Operation of hotels with restaurants
60.10 — Operation of railway transport
60.21.1 — Operation of scheduled passenger motor (bus) transport
60.24 — Freight motor transportation
60.30 — Pipeline transportation
61.10 — Overseas transport
61.20 — Inland water transport
63.11 — Cargo handling
63.12 — Warehousing
63.21 — Other supporting operations of land transport
63.22 — Other supporting operations of water transport
63.40 — Organization of cargo carriage
64.11.1 — Public mail services
64.20 — Telecommunications
65.12 — Other financial intermediation
70.20 — Demise
71.10 — Car rental
71.21 — Land transport and equipment lease
74.20 — Creation and use of databases and information resources
73.10 — Research and development in natural and engineering sciences
74.13 — Market analysis and public opinion research
74.14 — Business and management advisory services
74.15.2 — Management of holding companies
74.20 — Architectural engineering and design; survey operations and map-making; standardization and metrology; hydrometeorology and relating operations; technical problem solution not covered by other categories
74.30 — Engineering tests, research and certification
85.11.2 — Operation of sanatorium-and-spa institutions
85.14 — Other health protection activities
90.00 — Waste water discharge, waste disposal and other similar operations
93.04 — Operation of fitness facilities

3.2.2. Core business operations

The principal activity of OJSC MMC Norilsk Nickel is production of non-ferrous and precious metals.
The share of operating income for the reporting period is 99 %.

Indicator	2001	2002	2003	2004	2005	Quarter I 2006
Volume of proceeds from sales of products (works, services), mln Rubles	*97,344.2*	*88,342.0*	*135,327.0*	*163,376.1*	*171,137.5*	*43,711 .6*
including from core business	*91,954.0*	*82,319.0*	*130,429.0*	*155,735.4*	*165,728.5*	*43,294.6*
Share of principal type of products in total volume of proceeds, %	*94.5*	*93.2*	*96.4*	*95.3*	*96.8*	*99.0*

*) on an annual basis

The total amount of operating income is steadily high. Recently there is a tendency of growth of the specific weight of operating income due to increase in prices for metals in the world markets.

OJSC MMC Norilsk Nickel carries out its core business operations inside the Russian Federation only.

OJSC MMC Norilsk Nickel's business activity is not of seasonal nature.

3.2.3. Primary products (works, services)

OJSC MMC Norilsk Nickel's basic types of products providing at least 10% of sales are nickel, copper, platinum and palladium.

Indicator	2001	2002	2003	2004	2005	Quarter I 2006
Volume of proceeds from sales of products (works, services), mln Rubles						
- nickel	*22,766.5*	*34,913.0*	*71,085.0*	*71,569.7*	*77,414.1*	*18,637.6*
- copper	*23.4*	*39.5*	*52.5*	*23,722.7*	*27,335.3*	*7,938.3*
- platinum	*23.4*	*39.5*	*52.5*	*12,171.7*	*14,374.1*	*3,190.9*
- palladium	*23.4*	*39.5*	*52.5*	*18,610.6*	*15,087.3*	*4,803.7*
Share of total volume of proceeds, %						
- nickel	*23.4*	*39.5*	*52.5*	*43.8*	*45.2*	*42.6*
- copper	*17.1*	*17.0*	*11.7*	*14.5*	*15.9*	*18.2*
- platinum	*13.2*	*11.1*	*8.9*	*7.5*	*8.4*	*7.3*
- palladium	*33.6*	*16.7*	*14.7*	*11.4*	*8.8*	*11.0*

Information on proceeds from sales of products (works, services) has been prepared in accordance with the Russian Accounting Standards "Income" approved by Order of the Ministry of Finance of the Russian Federation dated 06.05.1999 No. 32n, and the accounting policies of the Company.

In 2005 the world market prices and, consequently, the actual selling prices in respect to all basic metals, other than palladium, significantly exceeded the price levels of prior years.

Cost Structure

No.	Cost Items	2001	2002	2003	2004	2005	Quarter I 2006
1.	Raw and other materials, %	*15.4*	*17.2*	*17.6*	*18.5*	*16.7*	*14.6*
2.	Acquired components, semi-products, %	-	-	-	-	-	-
3.	Production services performed by third-party organizations, %	*17.6*	*21.5*	*20.0*	*19.6*	*21*	*19.5*
4.	Fuel, %	*4.3*	*4.9*	*4.9*	*4.8*	*2.7*	*3.5*
5.	Energy consumption, %	*1.2*	*2.0*	*1.4*	*1.5*	*8.5*	*12.8*
6.	Labor costs, %	*26.2*	*28.8*	*28.7*	*27.3*	*26.9*	*24.8*
7.	Interest on credit, %	-	-	-	-	-	-
8.	Rental, %	*2.1*	*1.3*	*1.1*	*0.8*	*0.6*	*0.7*
9.	Benefits-related deduction, %	*7.3*	*7.1*	*7.0*	*5.8*	*5.5*	*6.1*
10.	Capital consumption, %	*4.7*	*6.1*	*6.8*	*7.6*	*7.3*	*7.9*
11.	Taxes included in product costs, %	*11.9*	*4.2*	*4.8*	*4.5*	*2.8*	*3.1*
12.	Other expenses, %	*9.3*	*7.1*	*7.6*	*9.6*	*8.0*	*7.0*
	Depreciation on intangible assets, %	-	-	-	-	-	-
	Remunerations for rationalization proposals, %	-	-	-	-	-	-
	Mandatory insurance payments, %	*4.0*	*3.8*	*3.9*	*5.2*	*4.7*	*4.1*

	Expenses of representation, %	-	-	-	-	-	-
	Other, %	*5.3*	*3.3*	*3.7*	*4.4*	*3.3*	*2.9*
	Total: cost of production and sale of products (works, services) (cost value), %	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
	For reference: Relation of proceeds from sales of products (works, services) to the cost of products (works, services) sold, %	*207.0*	*162.4*	*187.0*	*199.7*	*232.9*	*261.8*

The structure of cost of goods manufactured by periods is presented in the form of a structure of cost of goods manufactured with regard to core business products which are 82-85% of the total costs of the Company.

The core business activities of the Company include: production of multicomponent ore, concentration of non-ferrous metal ores, production and sales of non-ferrous, precious and rare-earth metals. The Company has a developed base of servicing production.

Based on the presented cost structure, the most specific weight relates to the costs for labor remuneration with benefits-related deduction (31-35%), production services (20-21.5%), expenses for raw and other materials (15-19%).

Reduction in expenses for purchased raw materials is caused by reduction of throughput of different metallic raw materials.

There is a significant decrease in the share of taxes included in production costs, from 12% to 3%, reduction of taxes also occurred in the absolute amount. Reduction of taxes is accounted for by changes in the laws in respect to defining the taxable base, the basic influence was made by: natural resources tax, road tax.

Increase in energy consumption (from 1.2% to 12.8%) and, therefore, reduction of expenses for fuel (from 4.3% to 2.7%) is caused by the fact that the Company has undergone a restructuring resulted in separation of the power facilities from the Company on the basis of a legal entity. The costs of the power facilities were previously accounted as part of the relevant elements; after restructuring, the energy products are consumed by the Company to produce goods, works, services at scheduled rates.

The structure of cost of goods manufactured has been presented based on the data of the financial statements which were prepared according to the Instruction for completing Form No. 5 of federal state statistical monitoring and the accounting policies of the Company.

3.2.4. Materials (supplies) and suppliers

The Company's sources of raw materials include sulfide copper-nickel ore deposits exploited by the Polar Branch of OJSC MMC Norilsk Nickel. The share of purchased raw materials is insignificant. No raw materials are imported.

During the period under review the Company had no suppliers accounting for more than 10 per cent of total material supplies.

The price increase for Quarter I 2006 by more than 10 per cent as compared to the same period of the previous year was noted in respect to the following groups of materials: oil products, tires, refractory materials and nonferrous mill products.

During the period under review 85.7% of materials and supplies was purchased on domestic market and 14.3% imported.

The forecast of availability of foreign material and supply sources is favorable; in case of any turn in the market alternative sources will be located offering the best price and quality terms.

3.2.5. Issuer market

Nickel market

Primary nickel producers — Russia, Canada, Japan, Australia, New Caledonia, Norway.

Major nickel consumers — Japan, USA, China, Germany.

In Quarter I 2006 the world nickel market showed a growing demand by fabricators of stainless steel and special alloys and activization of speculative demand for metal which led to price increase. During the quarter a constant reduction of the world commodity exchange reserves was recorded. The nickel price grew in Quarter I 2006, the quarter's average price of London Metal Exchange (LME) being 14,811 USD per t against 12,628 USD per t in Quarter IV 2005 (a 17.29% growth).

Key nickel markets — EU, Japan, USA, People's Republic of China, Taiwan, Korea.

Average annual prices over 5 year period

		2001	*2002*	*2003*	*2004*	*2005*	*Source*
Nickel	*$/t*	*5,948*	*6,772*	*9,640*	*13,852*	*14,733*	*LME*

Copper market

Primary refined copper producers — Chile, China, Japan, USA, Russia.

Major consumers — China, USA, Japan, Germany.

The growth of copper prices also continued in Quarter I 2006. While retaining a stable demand, there was noted a rising investment interest on the part of speculative funds. The worldwide growth of copper production led to increase in total commodity exchange reserves but they remained on a relatively low level. The Quarter's average LME copper price was 4,944 USD per t compared with 4,297 USD per t in Quarter IV 2005 (a 15.06% growth).

Key refined copper markets — Russia, EU, USA, China.

Average annual prices over 5 year period

		2001	2002	2003	2004	2005	Source
Copper	*$/t*	*1,578*	*1,560*	*1,780*	*2,868*	*3,684*	LME

PMs market

Primary PMs producers — South Africa, Russia, USA, Canada. The PMs market is basically influenced by South Africa and Russia.

Major consumers — USA, Japan, China, Western Europe.

In Quarter I 2006, despite circulating information on sales from the State Fund of Russia, the world palladium market showed increase in speculative demand for metal resulting in price increase during the period under review. There is oversupply in the market. Starting from March 2006, the price steadily exceeded 300 USD per ounce, and the quarter's average palladium LME price was 291.42 USD per ounce against 238.50 USD per ounce in Quarter IV 2005 (showing a growth of 22.19%).

The world speculative demand for platinum continued its growth in Quarter I 2006. The metal price showed a steady growth, its fluctuations depending generally on the rate of Dollar to other major currencies. The Quarter's average platinum price on London market increased to 1037.33 USD per ounce from 956.82 USD per ounce in Quarter IV 2005 , i.e. by 8.41%.

Key markets — EU, USA, Japan.

Average annual prices over 5 year period

		2001	2002	2003	2004	2005	Source
Palladium	*$/toz*	*603*	*337*	*201*	*230*	*201*	LPPM
Platinum	*$/toz*	*529*	*544*	*691*	*846*	*897*	LPPM

The markets of OJSC MMC Norilsk Nickel may be adversely influenced by the world market changes (high volatility of exchange prices), implementation by competitors of major mining and metallurgical projects and development of new highly efficient technology. To prevent possible adverse influence of market fluctuations

the Company performs continuous monitoring and review of the world market and competitor operations including the identification of the most advantageous markets, acquisition of new businesses and highly profitable deposits, expansion of long-term direct sales, entry in new consumption areas, cost reduction and manufacture of high value added products.

3.2.6. Licenses held by the Issuer

Licenses:

Number: *44 – EV – 000116 (M)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *SO-03-207-0523*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Operations of equipment employing radioactive agents*

Number: *SO-03-205-0522*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Operation of facilities employing radioactive agents*

Number: *SO-07-602-0525*
Date of issue: *October 8, 2001*
Valid to: *October 8, 2006*
Issued by: *Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)*
Licensed operations: *Radioactive waste handling during transportation and storage*

Number: *EH – 70 – 000157 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of hazardous chemical facilities (hazardous facilities producing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")*

Number: *44 – EV – 000035 (MS)*
Date of issue: *December 20, 2002*
Valid to: *December 20, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing fuel gas; producing non-ferrous melt at plants with a charge load of at least 100 kg (powder metal, metal concentrate and silver production)*

Number: *A 013276 No. 14264*
Date of issue: *March 9, 2000*
Valid to: *March 9, 2010*
Issued by: *Ministry of the Russian Federation for Communications and Information*
Licensed operations: *Providing local and intrazonal telephone communication services*

Number: *ASS-24-031147*
Date of issue: *July 15, 2004*

Valid to: *July 15, 2009*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Carriage of more than 8 passenger by specially equipped motor vehicles*

Number: *GSS-24-029617*
Date of issue: *April 21, 2003*
Valid to: *April 21, 2008*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Cargo carriage by motor vehicles carrying over 3.5 t including hazardous cargo*

Number: *MosC 0101101204 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:50000 and larger reference level gravimetric survey (based on approved category I-III gravity stations with g_{surv} = 0 mGal)*

Number: *MosC 0101097103 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:200000 (1:1000000) and smaller groundwater, engineering and geoecological survey*

Number: *MosC 0101098107L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:200000 (1:1000000) and smaller multi-purpose geochemical mapping and all types of geochemical operations excluding oil and gas prospecting*

Number: *MosC 0101099109 L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *Preparation of 1:200000 (1:1000000) and smaller composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological and geophysical maps (except gravimetric maps of any scale) including digital and electronic models thereof*

Number: *MosC 0101096101L*
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: *Ministry of Natural Resources of the Russian Federation*
Licensed operations: *1:1000000 (1:5000000) – 1:2000000 (1:1000000) geological survey (GS) including group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)*

Number: *DUDT0100001102L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *1:500000 (1:25000) and larger geological survey (GS) including geological survey (GS),group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)*

Number: *DUDT0100001108L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*

Licensed operations: ***Multi-purpose geochemical mapping and any types of 1:50000 (1:25000) and larger geochemical operations***

Number: ***DUDT0100001201L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Surface geophysical survey including seismic, electrical, magnetic, induced-radioactivity survey (except preparation of state geophysical profile network)***

Number: ***DUDT 0100001207L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Downhole geophysical survey including downhole survey for solid minerals, water and engineering-geological survey except operations in parametric and super-deep wells***

Number: ***DUDT0100001304L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Drilling of prospect, exploration, observation, evaluation wells for water***

Number: ***DUDT0100001305L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Drilling of prospect, exploration, structure, record and key wells for solid minerals***

Number: ***SIG-00237***
Date of issue: ***June 28, 2001***
Valid to: ***June 28, 2006***
Issued by: ***Russian Federal Geodesy and Mapping Service (Siberian Area)***
Licensed operations: ***Topographic and geodetic survey and mapping***

Number: ***DUD T 0100001104L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***1:50000 and larger roundwater, engineering and geoecological survey***

Number: ***DUD T 0100001110L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Preparation of 1:50000 (1:25000) and larger composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological, engineering geological, geoecological and geophysical maps (except gravimetric maps of any scale)***

Number: ***SO-03-209-0521***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Operations of products employing radioactive agents***

Number: ***SO-06-501-0524***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Handling of radioactive substances during use, transportation and storage***

Number: *DUD 00144 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at nickel plant*

Number: *DUD 00157 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water production at the Ambarinskoye Field*

Number: *DUD 00155 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Talnakhskoye Subsurface Water Field*

Number: *DUD 00156 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Yergalakhskoye Field*

Number: *DUD 00147 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2005*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Limestone and dolomite mining at the Kalargonskoye Field*

Number: *DUD 00148 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kayerkanskoye Complex Nonmetallic Mineral Deposit*

Number: *DUD 00149 TE*
Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kalargonskoye Cement Limestone Deposit*

Number: *DUD 00159 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2019*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Anhydrite mining at the Gorozubovskoye Deposit*

Number: *DUD 00160 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2018*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Gypsum mining and mine waste utilization at the Tikhoozerskoye Deposit*

Number: *DUD 00153 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2020*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Sand recovery at the sand pit on Seredysh Island (the Yenisei)*

Number: *44 ST No. 977*
Date of issue: ***November 20, 2001***
Valid to: ***November 20, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Construction of surface mining complex***

Number: *44 – PV - 000086 (V)*
Date of issue: ***September 23, 2003***
Valid to: ***September 23, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (quarry blasting; frozen soil, swamp, ice breakage, underwater blasting; hot rock mass breakage; processing of materials (cutting, welding, reinforcement, etc.) by blast energy; blasting operations for demolitions of buildings and structures and breakage of foundations and caked ore)***

Number: *44-HV-000030 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: *44 – PV – 000042 (VG)*
Date of issue: ***February 19, 2003***
Valid to: ***February 19, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44-HV-00023*
Date of issue: ***August 30, 2002***
Valid to: ***August 30, 2007***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: *44-PV-000061 (VG)*
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44 – PV – 000044 (V)*
Date of issue: ***February 26, 2003***
Valid to: ***February 26, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (frozen soil, swamp, ice breakage, underwater blasting)***

Number: *44-PV-000059 (VG)*
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44-PV-000062(VG)*

Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000048 (VG)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (strip-mining)*

Number: *44 – PV – 000053 (VG)*
Date of issue: *March 24, 2003*
Valid to: *March 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – HV – 000034 (VG)*
Date of issue: *December 15, 2002*
Valid to: *December 15, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – EV – 000033 (GO)*
Date of issue: *November 29, 2002*
Valid to: **November 29, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – PV – 000049 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000022*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – PV – 000045 (VG)*
Date of issue: *February 27, 2003*
Valid to: *February 27, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (surface blasting)*

Number: *44-HV-000028 (VG)*
Date of issue: *November 1, 2002*
Valid to: *November 1, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44-PV-000060 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000024*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – EV – 000029 (GO)*
Date of issue: *November 1, 2002*
Valid to: **November 1, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *PV - 70 - 000179 (VG)*
Date of issue: *March 14, 2006*
Valid to: *March 14, 2011*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground and surface (mine blasting)*

Number: *44 – EV – 000072 (K)*
Date of issue: *May 12, 2003*
Valid to: *May 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000027 (G)*
Date of issue: *October 22, 2002*
Valid to: *October 22, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *00-PM-001379 (O)*
Date of issue: *July 2, 2003*
Valid to: *July 2, 2008*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Tunnel survey (spatial measurements of mines and underground structures, determination of their parameters, location and compliance with project specifications; monitoring of mine takes and their boundaries validation; mining graphic documentation keeping; recording and justification of the volume of mining operations; identification of dangerous areas and measures for the protection of mines, building, structured and nature from impact of natural resources development)*

Number: *44 – PV – 000105 (V)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Application of industrial explosives (hot rock mass breakage)*

Number: *44-EV-000106 (M)*
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys (at plants with a charge load of at least 100 kg)***

Number: *EV-70 – 000158 (M)*
Date of issue: ***August 2, 2005***
Valid to: ***August 2, 2010***
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Operation of explosible production facilities (hazardous production facilities manufacturing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)***

Number: ***44-DG-000001***
Date of issue: ***March 1, 2002***
Valid to: ***March 1, 2007***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of gas distribution networks***

Number: *44VR No. 995*
Date of issue: ***December 29, 2001***
Valid to: ***December 29, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Utilization of industrial explosives and products approved by Russian Gosgortechnadzor; blasting operations***

Number: *DUD 00158 TE*
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2013***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Basalt production at the Lesnoye Lake deposit***

Number: *DUD 00143 PD*
Date of issue: ***July 31, 2001***
Valid to: ***unlimited***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Operation of granulating basin with a pit in smelter shop No. 1 of Nadezhdinski Metallurgical Works***

Number: *DUD 00145 PD*
Date of issue: ***July 31, 2001***
Valid to: ***unlimited***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Operation of underground air ducts at Medny Works***

Number: *MosC010100203L*
Date of issue: *November 9, 2001*
Valid to: ***November 9, 2006***
Issued by: Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***Airborne electromagnetic and magnetic survey***

Number: *PV-70-000135 (V)*
Date of issue: *May 19, 2005*
Valid to: *May 19, 2010*
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District***

Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000098 (V)*
Date of issue: *March 30, 2004*
Valid to: *March 30, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (processing of materials (cutting, welding, reinforcement, etc.) by blast energy)*

Number: *44 – HV – 000097 (V)*
Date of issue: *February 4, 2004*
Valid to: *February 4, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives; testing of stored explosives)*

Number: *DUDT0100001302L*
Date of issue: *August 1, 2001*
Valid to: *August 1, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Drilling of producing wells for central water supply*

Number: *44 VR No. 978*
Date of issue: *November 20, 2001*
Valid to: *November 20, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Maintenance of equipment intended for manufacture of explosives and relating products*

Number: *377/29 NR No. 000304*
Date of issue: *June 20, 2001*
Valid to: *June 20, 2006*
Issued by: *City Commission for Medical Services Licensing and Accreditation, Norilsk*
Licensed operations: *Sanatorium and outpatient care of adult population: dental and therapeutic services*

Number: *378/29 NR No. 000305*
Date of issue: *June 20, 2001*
Valid to: *June 20, 2006*
Issued by: *City Commission for Medical Services Licensing and Accreditation, Norilsk*
Licensed operations: *Primary (predoctor) care of adult population: nurse business*

Number: *DUD 00141 TR*
Date of issue: *June 22, 2001*
Valid to: *June 30, 2011*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Geological exploration and extraction of rubble stone at the "Kazbek" Quarry deposit*

Number: *DUD 00170 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2010*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the "Zarechny" Quarry deposit*

Number: *DUD 00038 TR53K*
Date of issue: *June 25, 2001*
Valid to: *June 25, 2006*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Timber rafting, dredging operations, cargo handling, water zone as required by water transport*

Number: *GS-6-241-02-28-0-8401005730-000282-2*
Date of issue: ***June 26, 2003***
Valid to: ***June 26, 2008***
Issued by: ***Gosstroy of Russia***
Licensed operations: ***Engineering survey for construction of criticality rating I and II buildings and structures according to applicable state standard***

Number: *ASS-84-TF 0073*
Date of issue: ***February 26, 2002***
Valid to: ***February 26, 2007***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Passenger carriage by motor transport within the Russian Federation***

Number: *GSS-84-TF 0072*
Date of issue: ***February 26, 2002***
Valid to: ***February 26, 2007***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Cargo carriage within the Russian Federation***

Number: ***00-HV-000194***
Date of issue: *May 28, 2002*
Valid to: *May 28, 2007*
Issued by: ***Gosgortechnadzor of the Russian Federation, Moscow***
Licensed operations: ***Storage of industrial explosives***

Number: *44 – EV – 000111 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)***

Number: ***44 RT No. 901***
Date of issue: **May 25, 2001**
Valid to: *May 25, 2006*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Overhaul of highly dangerous mining equipment including explosion-proof electrical equipment according to the attached list***

Number: ***10606/910153***
Date of issue: ***September 8, 2003***
Valid to: ***September 7, 2006***
Issued by: ***State Customs Committee of the Russian Federation***
Licensed operations: ***Arrangement of temporary storehouse***

Number: *MT 1008 No. 017970*
Date of issue: *May 1, 2003*
Valid to: *May 1, 2008*
Issued by: *Ministry of Transport of the Russian Federation*
Licensed operations: ***Cargo handling at sea ports***

Number: *44 – HV – 000031 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: *00-IV-000509 (V)*
Date of issue: *October 10, 2002*
Valid to: *October 10, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Manufacture of industrial explosives (manufacture of explosives and/or constituents thereof at on-site plants of enterprises engaged in mining and/or blasting operations; manufacture of explosives by mobile mix-pump trucks)*

Number: *DUD 00046 TR43K*
Date of issue: *January 30, 2002*
Valid to: *January 30, 2007*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *The Norilskaya River — water intake and discharge, mooring zone as required by water transport*

Number: *DUD 00060 T02I0*
Date of issue: *October 17, 2003*
Valid to: **December 19, 2027**
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Potable, service and technical water intake from Samsonkino and Mishkino Lakes and the Three Lake System*

Number: *DUD 00055 TOIVH*
Date of issue: *March 19, 2003*
Valid to: *March 19, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Tikhoye Lake — mining water discharge*

Number: *44 – EP – 000041 (G)*
Date of issue: *February 10, 2003*
Valid to: *February 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000046 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000047 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – HV – 000050 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000051 (VG)*

Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000052 (VG)*
Date of issue: *March 21, 2003*
Valid to: *March 21, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – EV – 000055 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – EV – 000056 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *DUD 00056 TRIVK*
Date of issue: *March 27, 2003*
Valid to: *March 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge. The Tomulakh River of the Norilo-Pyasina Hydrologic System. Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00057 TRTZK*
Date of issue: *May 27, 2003*
Valid to: *May 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake and discharge for power unit cooling as required by water transport. The Yenisei River and boatable tributaries within the Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00059 TRTBK*
Date of issue: *June 11, 2003*
Valid to: *January 30, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *As required by water transport operating transport vessels. Without exception. The Talaya, Pyasina, Dudypta, Avam, Agapa, Yangoda, Tarea Rivers, Lama, Melkoye, Pyasino Lakes.*

Number: *MSK 09516 ME*
Date of issue: *December 9, 2002*
Valid to: *December 1, 2007*
Issued by: *Head Office of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Moscow Region*
Licensed operations: *Subsoil right to use groundwater resources within the area 1.3 km to the south-west of the village of Yugino (township of Ozero Beloye), Shatura District, Moscow Region*

Number: *B 348905 No. 2181/2*

Date of issue: *October 10, 2005*
Valid to: *September 6, 2008*
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations*: **Operations involving information constituting state secret***

Number: *LF/07-4023.1*
Date of issue: ***April 14, 2003***
Valid to: *April 14, 2008*
Issued by: ***Federal Agency for Government Communications and Information under the President of the Russian Federation***
Licensed operations: ***Right to perform operations connected with arrangements and/or services in state secret protection***

Number: *LF/07-3672*
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: *Maintenance of encryption systems*

Number: *LF/07-3673*
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Right to distribute encryption aids***

Number: ***LF/07-3674***
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Date encryption services***

Number: *GS-6-241-02-26-0-8401005730-000281-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: ***Structural engineering of criticality rating I and II according to applicable state standard***

Number: *GS-6-241-02-27-0-8401005730-000280-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: ***Construction of criticality rating I and II buildings and structures according to applicable state standard***

Number: *44 – EP – 000063 (G)*
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EV – 000064 (G)*
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000066 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EP – 000067 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000068 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000073 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000074 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000078 (GK)*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000079 (K)*
Date of issue: *August 12, 2003*
Valid to: *August 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV –000080 (GK)*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000081 (GK)*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000083 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000084 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *PRB No. 009056*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *State Fishery Committee of the Russian Federation "Yeniseirybvod"*
Licensed operations: *Commercial fishery employing boats with outboard motors*

Number: *DUD 00171 TP*
Date of issue: *May 15, 2003*
Valid to: *June 1, 2006*
Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District
Licensed operations: *Geological survey of the Kamenski limestone show*

Number: *KYaK 71582 No. PG – 84 – 18/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71583 No. PG – 84 – 19/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *KYaK 71584 No. PG – 84 – 7/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71585 No. PG – 84 – 8/1*
Date of issue: **July 15, 2003**
Valid to: *July 15, 2008*

Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: ***Passenger carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)***

Number: ***RVM – 0232***
Date of issue: ***May 19, 2003***
Valid to: ***May 20, 2008***
Issued by: ***Russian Ammunition Agency***
Licensed operations: ***Distribution of industrial explosives: explosives and relating products and primers***

Number: ***44 – EV – 000087 (K)***
Date of issue: ***September 24, 2003***
Valid to: ***September 24, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000088 (GK)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000090 (KS)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion; employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – DG – 000091 (S)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)***

Number: ***DUD 00058 TRIVK***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Waste water discharge into the Norilskaya River***

Number: ***Series A No. 130511 Registration No. 863***
Date of issue: ***December 23, 2003***
Valid to: ***December 22, 2007***
Issued by: ***Department of Basic Vocational Education, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Educational activities based on training programs attached to the license***

Number: ***44 – HV – 000099 (V)***
Date of issue: ***March 30, 2004***
Valid to: ***March 30, 2009***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: *44-EV-000102 (S)*
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)***

Number: *44-EV-000103 (M)*
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)***

Number: ***44-EH-000104 (M)***
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of chemically hazardous facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")***

Number: ***44-EH-000109 (K)***
Date of issue: ***July 30, 2004***
Valid to: ***July 30, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *84 M/04/0001/L*
Date of issue: ***April 15, 2004***
Valid to: ***April 15, 2009***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Hazardous waste handling***

Number: ***Series TO No. 000025 Registration No. 16***
Date of issue: ***June 2, 2004***
Valid to: ***June 2, 2009***
Issued by: ***Health Administration, Taimyr Autonomous District***
Licensed operations: ***Providing medical services: predoctor care; sanatorium care; other works and services***

Number: *2/08558*
Date of issue: ***June 24, 2004***
Valid to: ***June 24, 2009***
Issued by: ***Head Office of the State Fire-Fighting Service***
Licensed operations: ***Installation, repair and maintenance of fire safety aids in buildings and structures (fire proofing of materials, products and structures; fire extinguisher maintenance)***

Number: ***00 – DE – 002992 (K)***
Date of issue: ***June 24, 2004***
Valid to: ***June 24, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Performance of industrial safety surveys (examination of technical devices operated by hazardous production facilities)***

Number: ***44 – EV – 000110 (K)***

Date of issue: *October 25, 2004*
Valid to: *October 25, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – DG – 000112 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)*

Number: *44 – EV – 000117 (K)*
Date of issue: *November 29, 2004*
Valid to: *November 29, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *21 – LTs*
Date of issue: *December 10, 2004*
Valid to: *December 10, 2009*
Issued by: *Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory*
Licensed operations: *Procurement, processing and marketing of non-ferrous scrap*

Number: *27 – LCh*
Date of issue: *December 10, 2004*
Valid to: *December 10, 2009*
Issued by: *Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory*
Licensed operations: *Procurement, processing and marketing of ferrous scrap*

Number: *DUD 00077 TO2IO*
Date of issue: *January 20, 2005*
Valid to: *January 20, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Fresh water intake from and waste water discharge into Podkamennoye Lake*

Number: *DUD 00072 TVEZK*
Date of issue: *September 6, 2004*
Valid to: *September 6, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake from and discharge into the Kharaelakh water storage*

Number: *DUD 00073 TVEZK*
Date of issue: *September 8, 2004*
Valid to: *September 8, 2009*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge into the Yergalakh River*

Number: *DUD 00076 TR2IO*
Date of issue: *December 29, 2004*
Valid to: *December 29, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*

Licensed operations: *Water intake from the Norilskaya River for own consumption, water supply of cities and outside consumers within the Norilsk Industrial Region*

Number: *HN – 70 – 000125 (N)*
Date of issue: *March 21, 2005*
Valid to: *March 21, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Storage of oil, gas and petroleum and gas products (filling and discharge of oil and petroleum products, storage operations (acceptance, pumping and withdrawal)*

Number: *G 770738 No. 210-V*
Date of issue: *March 2, 2005*
Valid to: *March 1, 2010*
Issued by: *Veterinary Department, Administration of the Krasnoyarsk Territory*
Licensed operations: *Production of disinfectants*

Number: *84 – 01 – 000006*
Date of issue: *January 13, 2005*
Valid to: *January 13, 2010*
Issued by: *Federal Agency for Supervision of Health Care and Social Development*
Licensed operations: *Providing medical services in: predoctor care; outpatient care; sanatorium therapy; other works and services*

Number: *DUD 00176 TP*
Date of issue: *January 25, 2005*
Valid to: *December 31, 2007*
Issued by: *Office of the Federal Real Estate Register in the Taimyr Autonomous District*
Licensed operations: *Mineral (limestone) exploration and appraisal within the Ust-Kamenskaya area*

Number: *B 346650 Registration No. 2181*
Date of issue: *September 6, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secret*

Number: *B 348502 Registration No. 2182*
Date of issue: *September 6, 2005*
Valid to: *May 8, 2006*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations connected with arrangements and/or services in state secret protection*

Number: *DUD 00079 TRTZK*
Date of issue: *March 20, 2005*
Valid to: *March 20, 2010*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Satisfaction of water transport needs – navigation of MV Medeya, MV Energetik, MV Lot (rivers of Yenisei and Dudinka)*

Number: *DUD 00081 TRIVK*
Date of issue: *April 22, 2005*
Valid to: *April 22, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water disposal into the Yenisei River*

Number: *DUD 00085 BRDBV*

Date of issue: *June 21, 2005*
Valid to: *June 21, 2015*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Mining operations (sand recovery at sand pits of "Island of Seredysh" in the bed of the river of Yenisei)*

Number: *EV - 70 - 000168 (K)*
Date of issue: *October 27, 2005*
Valid to: *October 27, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number*: SIG – 00693*
Date of issue*: December 27, 2005*
Valid to: *до27.12.2010*
Issued by*: Federal Agency for Geodesy and Cartography*
Licensed operations*: Cartographic operations (creating and maintaining special-purpose geographic information systems)*

Number*: 2/09125*
Date of issue*: August 06, 2004*
Valid to: *August 06, 2009*
Issued by*: Main Office of the State Fire Service*
Licensed operations*: Activities for installation, repair and maintenance of fire security facilities for buildings and constructions (installation, repair and maintenance of fire-extinguishing systems; installation, repair and maintenance of fire and security alarm systems; installation, repair and maintenance of warning and fire evacuation systems; installation, repair and maintenance of fire safety curtains and shields)*

Number*: 1/05320*
Date of issue*: August 06, 2004*
Valid to: *August 06, 2009*
Issued by*: Main Office of the State Fire Service*
Licensed operations*: Activities for fire prevention and suppression (developing measures for prevention of fires; design work for fire security facilities for buildings and constructions; training officials and employees of organizations, students of educational institutions and population to use fire safety measures; giving lessons on basic knowledge of fire security programs; arranging and operating fire-fighting services; in-house control over fire security system)*

3.2.7. Joint ventures

The Issue is not engaged in any joint ventures.

3.2.8. Additional requirements to issuers being joint stock investment funds or insurers

To be left blank

3.2.9. Additional requirements to issuers basically engaged in mining operations

a) Mineral resources

Producing Assets of MMC Norilsk Nickel

Deposit/Mine	Mine type	Ore[1]

Polar Branch		
Oktyabrskoye ore deposit		Copper-nickel sulphide
"Oktyabrski"	Underground	High-grade, cupreous, disseminated
"Taimyrski"	Underground	High-grade
Talnakhskoye ore deposit		Copper-nickel
"Talnakhskoye" Mine Group[2]		
"Komsomolski"	Underground	Cupreous and disseminated
"Mayak"	Underground	Disseminated
"Skalisty"	Underground	High-grade
"Norilsk 1" ore deposit		Copper-nickel sulphide
"Medvezhi Ruchei"	Open-cut	Disseminated
"Zapolyarny"	Underground	Disseminated
Kola GMK		
"Zhdanovskoye" ore deposit		Copper-nickel sulphide
"Tsentralny"	Open-cut	Disseminated
"Severny-Gluboki"	Underground	Disseminated
"Zapolyarnoye" ore deposit		Copper-nickel sulphide
"Severny"	Underground	Disseminated
"Kotselvaara and Semiletka" ore deposit		Copper-nickel sulphide
"Kaula-Kotselvaara"	Underground	Disseminated

Notes:

(1) High-grade ore is high in non-ferrous and precious metal content while cupreous ore has a high copper-to-nickel ratio.

(2) The "Komsomolski" mine is mining ore at the "Talnakhskoye" ore deposit and in the western part of the Oktyabrskoye ore deposit.

Seven mines of the Polar Branch produce sulphide copper-nickel ores at the Oktyabrskoye, Talnakhskoye and Norilsk 1 ore deposits. Ores of different value contain nickel, copper, cobalt, platinum, palladium, gold and other useful components.

The Kola GMK mines ore at the Zhdanovskoye, Zapolyarnoye, Kotselvaara and Semiletka ore deposits. At 4 mines of the Kola GMK, sulphide disseminated ores containing nickel, copper and other useful components are produced.

Ore and mineral deposits as of December 31, 2004 are given as certified by the independent audit performed by Micon International Co. Ltd. The audit was carried out according to internationally accepted principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code).

In addition to the audit of non-ferrous metal reserves of the Talnakhskoye ore cluster (Taimyr Peninsula) and the Zhdanovskoye ore deposit (Kola Peninsula), an audit of non-ferrous metal reserves of the Norilsk-1 ore deposit (Taimyr Peninsula) and platinum-group metals of the Talnakhskoye ore cluster and the Norilsk-1 ore deposit was carried out during 2005. Inclusion in the audit of platinum-group metals became possible due to changes in the Russian laws. Information on platinum-group metal reserves include data on the reserves of platinum, palladium, rhodium, ruthenium, osmium and iridium.

Information on platinum-group metal content at the ore deposits developed by the Company was disclosed for the first time in history of OJSC MMC Norilsk Nickel in February 2006. The Company has carried out a serious and continuous work so that publication of information on platinum-group metal reserves becomes possible. This is an important stage in series of actions performed by MMC Norilsk Nickel aimed at ensuring transparency expected by investors, customers and the mining and metallurgical community in general, which would allow for more accurate assessment of the Company competitive ability and mineral resources base longevity.

In the course of the audit Micon International reviewed all aspects of the estimation of reserves of the mentioned ore deposits such as geological survey including the methods of geological data collection and deposit location by drilling and sampling as well as the methods of reserves estimation and classification. The auditor interviewed officers in charge of every mine and every unit involved in the audit and inspected operating mines, ancillary geological facilities and analytical laboratories. Micon also studied drilling techniques and relating equipment, the core log and sampling techniques, methods of chemical analysis and quality control applied to check the drilling sample database. Micon thoroughly inspected reserve estimation

logs and techniques metal volume and content estimation and checked some of the estimates. No material differences between the results and the Company's accounts were discovered.

Ore and mineral reserves of the Talnakhski ore cluster, the Norilsk-1 and Zhdanovskoye ore deposits as of December 31, 2004[1]

Region/ Category / Deposit	Mine	Ore Type	Volume of Ore[2]	Metal Content[2]						Volume of Metal[2]					
				Ni	Cu	Pd	Pt	Au	6PGM[3]	Ni	Cu	Pd	Pt	Au	6PGM[3]
			thou t	%	%	g/t	g/t	g/t	g/t	thou t	thou t	thou oz	thou oz	thou oz	thou oz
Taimyr Peninsula															
Proved and probable ore reserves[4]															
Talnakhski ore cluster															
	Oktyabrski	High-grade	41,091	2.54	5.10	8.54	1.91	0.43	10.68	1,045	2,094	11,283	2,524	563	14,111
		Cupreous	56,489	1.07	4.83	9.30	2.25	0.71	11.73	605	2,727	16,898	4,092	1,287	21,307
		Total	**97,580**	**1.69**	**4.94**	**8.98**	**2.11**	**0.59**	**11.29**	**1,650**	**4,821**	**28,181**	**6,616**	**1,850**	**35,418**
	Taimyrski	High-grade	79,690	2.47	2.74	4.57	0.90	0.13	5.90	1,972	2,185	11,703	2,299	322	15,101
		Cupreous	396	0.62	1.69	3.89	1.06	0.30	5.36	2	7	50	13	4	68
		Total	**80,086**	**2.46**	**2.74**	**4.56**	**0.90**	**0.13**	**5.89**	**1,974**	**2,192**	**11,753**	**2,312**	**326**	**15,169**
	Komsomolski	High-grade	2,000	3.11	2.88	7.26	1.39	0.18	9.37	62	58	467	90	12	605
		Cupreous	20,619	0.61	2.08	6.75	1.98	0.47	9.09	126	429	4,476	1,311	313	6,026
		Total	**22,619**	**0.83**	**2.15**	**6.80**	**1.93**	**0.45**	**9.12**	**188**	**487**	**4,943**	**1,401**	**325**	**6,631**
	Mayak	Disseminated	407	0.73	1.45	3.31	1.25	0.33	4.80	3	6	43	16	4	61
	Skalisty	High-grade	37,570	3.03	2.72	5.52	1.07	0.14	7.28	1,137	1,023	6,673	1,288	172	8,808
Total		**High-grade**	**160,351**	**2.63**	**3.34**	**5.84**	**1.20**	**0.21**	**7.48**	**4,216**	**5,360**	**30,126**	**6,201**	**1,069**	**38,625**
Total		**Cupreous**	**77,504**	**0.95**	**4.08**	**8.60**	**2.17**	**0.64**	**11.00**	**733**	**3,163**	**21,424**	**5,416**	**1,604**	**27,401**
Total		**Disseminated**	**407**	**0.73**	**1.45**	**3.31**	**1.25**	**0.33**	**4.80**	**3**	**6**	**43**	**16**	**4**	**61**
Total - all types of ore			**238,262**	**2.08**	**3.58**	**6.74**	**1.52**	**0.35**	**8.63**	**4,952**	**8,529**	**51,593**	**11,633**	**2,677**	**66,087**
Norilsk-1 ore deposit															
	Medvezhiy Ruchei	Disseminated	17,330	0.32	0.43	4.38	1.80	0.19	6.44	56	75	2,439	1,001	105	3,579
	Zapolyarny	Disseminated	62,753	0.30	0.43	4.04	1.66	0.18	6.00	191	269	8,151	3,359	362	12,125
Total - all types of ore			**80,083**	**0.31**	**0.43**	**4.11**	**1.69**	**0.18**	**6.08**	**247**	**344**	**10,590**	**4,360**	**467**	**15,704**
Total proved and probable reserves[4]			**318,345**	**1.63**	**2.79**	**6.08**	**1.56**	**0.31**	**7.98**	**5,199**	**8,873**	**62,183**	**15,993**	**3,144**	**81,791**
Measured and indicated mineral resources															
		High-grade	21,391	4.22	6.00	13.52	2.72	0.49	16.65	903	1,282	9,302	1,874	389	11,467
		Cupreous	314	0.35	3.09	3.58	1.57	0.00	5.71	1	10	36	16	7	58
		Disseminated	1,397,087	0.52	1.03	2.93	0.85	0.19	3.96	7,235	14,458	131,460	38,302	8,515	177,713
Total measured and indicated mineral resources			**1,418,792**	**0.57**	**1.11**	**3.07**	**0.88**	**0.19**	**4.13**	**8,139**	**15,750**	**140,798**	**40,192**	**8,911**	**189,238**
Kola Peninsula															
Zhdanovskoye ore deposit[5]															
Total proved and probable reserves[4]			**160,337**	**0.67**	**0.31**					**1,068**	**494**				

Notes:

(1) *The Talnakhski ore cluster and the Norilsk-1 ore deposit on the Taimyr Peninsula and the Zhdanovskoye ore deposit on the Kola Peninsula were classified according to the principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code) developed by*

the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC). The competent specialist responsible for the classification: Stanley C. Bartlett, PGeo, Managing Director of Micon International Co Limited. The reserves data is derived from the current 2-3 year mining plan and the basic mining concept scenario to the expiry of the mines' depletion period determined based on the cost-effective extracted ore reserves relating to the Russian A, B and C1 grades as of the end of the calendar year. The audit did not take into account ore and mineral resources of "Zapolyarnoye", "Semiletka" and "Kaula-Kotselvaara" deposits on the Kola Peninsula and "Severny" underground mine. The audit did not either take into account platinum-group metal reserves of the Zhdanovskoye ore deposit on the Kola Peninsula.

(2) *The figures in the "Total" lines may differ from the sum of components due to rounding. Individual figures in some cases may slightly differ from those which were previously disclosed.*

(3) *6PGM means platinum, palladium, rhodium, ruthenium, osmium and iridium.*

(4) *No proved and probable ore reserves are included in mineral resources.*

(5) *Includes ore reserves and mineral resources of "Severny-Gluboki" underground mine and "Tsentralny" open-cut ore mine comprising "Tsentralnaya" and "Zapadnaya" mines.*

Current reserves of the licensed deposits of OAO "Norilskgasprom" (grades A+B+C) as of the end of the reporting period are as follows:

Messoyakhskoye gas field	*gas*	*bln cu m*	*7.561*
Yuzhno-Soleninskoye gas condensate field	*gas*	*bln cu m*	*18.656*
	condensate	*thou t*	*314.0*
Severo-Soleninskoye gas condensate field	*gas*	*bln cu m*	*60.402*
	condensate	*thou t*	*998.0*

Hydrocarbon extraction by field in Quarter I 2006

In Quarter I 2006 898.23 mln cu m of natural gas and 1,415 t of gas condensate were extracted, extraction by field being as given below:

Messoyakhskoye gas field	*gas*	*mln cu m*	*23.35*
Yuzhno-Soleninskoye gas condensate field	*gas*	*mln cu m*	*55.242*
	condensate	*thou t*	*370.0*
Severo-Soleninskoye gas condensate field	*gas*	*mln cu m*	*819.638*
	condensate	*thou t*	*1,045.0*

OAO "Taimyrgas"

Pelyatkinskoye gas condensate field (as of April 1, 2006)

Free gas	*mln cu m*	*240,991*	*Grade C1*
	mln cu m	*14,726*	*Grade C2*
Condensate (reserves)	*thou t*	*11,230*	*Grade C1*
	thou t	*1,049*	*Grade C2*
Condensate (recoverable reserves)	*thou t*	*8,777*	*Grade C1*
	thou t	*806*	*Grade C2*

Hydrocarbon extraction

Over Quarter I 2006 240 mln cu m of gas and 12 thou t of condensate were produced.

Licenses for natural resources utilization held by the Issuer, its subsidiaries and affiliates:

OJSC MMC Norilsk Nickel and OJSC Kola GMK

Number: ***PTZ 11381 BP***

Date of issue: ***January 21, 2003***

Valid to: ***December 31, 2007***

Licensed operations: ***Exploration and evaluation of platinum metal and gold deposits within the Loukhskaya Area (Karelia).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources dated December 30, 2002 No. 518-r approved by the Government of the Republic of Karelia.***

Deposit area description. ***The licensed site is situated in the eastern part of the Loukhski District, Republic of Karelia and has a mine claim status with a 300 m depth limit. The site area is 1,443 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.***

Responsibilities of the Issuer:

1. ***The geological prospecting project shall be prepared and approved by July 1, 2003.*** Executed.
2. ***Geological prospecting shall be started by September 1, 2003.*** Executed.
3. ***The commercial precious metal manifestation shall be located by December 30, 2004.***
4. ***Evaluation of discovered deposits shall be completed by December 30, 2006.***
5. ***The final report on calculation of C_2 grade reserves and P_1 grade resources shall be presented for state appraisal by September 30, 2007.***

Geological exploration: ***Laboratory work. Office processing of obtained data.***

Recurring payments ***for the use of natural resources are charged according to applicable tax law and law on mineral resources.***

Number: ***PTZ 11382 BP***

Date of issue: ***January 21, 2003***

Valid to: ***December 31, 2007***

Licensed operations: ***Exploration and evaluation of platinum metal and gold deposits within the Sumozero-Peluzerskaya Area (Karelia).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources dated December 30, 2002 No. 517-r approved by the Government of the Republic of Karelia.***

Deposit area description. ***The site is located within the Belomorski and Segezhski Districts of the Republic of Karelia and has a mine claim status. The site area is 1,710 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.***

Responsibilities of the Issuer:

1. ***The geological prospecting project shall be prepared and approved by July 1, 2003.*** Executed.
2. ***Geological prospecting shall be started by September 1, 2003*** — Executed.
3. ***The precious metal manifestation shall be located by December 30, 2004.*** Executed.
4. ***Evaluation of discovered deposits shall be completed by December 30, 2006.***
5. ***The report on geological exploration and evaluation of C_2 grade reserves and P_1 grade resources shall be presented by September 30, 2007.***

Geological exploration: *Office processing of obtained materials.*

Recurring payments *for the use of natural resources are charged according to applicable tax law and law on mineral resources.*

Number: *KRR 11303 TP*

Date of issue: *October 2, 2002*

Valid to: *October 2007*

Licensed operations: *Exploration and evaluation of platinum-copper-nickel ore deposits in the Kingashskaya area (Krasnoyarsk Territory).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 403-r dated September 18, 2002 approved by the Administration of the Krasnoyarsk Territory.*

Deposit area description. *The licensed site is situated in the Sayanski District of the Krasnoyarsk Territory, in the north-eastern part of the Kanskaya block, a projection of the Pre-Cambrian basement of the Siberian Platform, and has a mine claim status. The site area is 260 sq km.*

Responsibilities of the Issuer:

1. *Development and approval of the geological exploration project by February 30, 2003.* Performed.

2. *Commencement of field survey by June 30, 2003.* Performed.

3. *Completion of the first exploration stage by December 30, 2003.* Performed.

4. *Completion of the second stage of platinum-copper-nickel ore deposit exploration and evaluation by December 30, 2006.*

5. *Presentation of the final report on calculated reserves and expected resources — by July 1, 2007.*

Geological exploration: *Bore hole drilling.*

Recurring payments: *180 Rubles per 1 sq km of the area.*

Number: *TMB 56180 TR*

Date of issue: *December 25, 2003*

Valid to: *December 30, 2008*

Licensed operations: *Additional exploration of the Central ilmenite-rutile-zircon sand deposit (Tambov Region).*

Grounds for issue: *The list of licenses for mineral resources development to be issued to mineral resources users approved by the Ministry of Natural Resources of the Russian Federation on October 10, 2003 and Authorization No. 1-2-01/873 of the Tambov Region Administration dated July 9, 2003.*

Deposit area description. *The licensed site is situated in the Rasskazovski District of the Tambov Region and has a mine claim status. The site area is 123.84 sq km. Geologically the site belongs to the eastern slope of the Voronezh anteclise, at its boundary with the Ryazan-Saratov Depression, in the western part of the Tambov placer area.*

Responsibilities of the Issuer:

1. *Approval of the operation plan by May 30, 2004.* The plan was approved on May 20, 2004.

2. *Beginning of field survey by May 30, 2004.* Executed.

3. *Completion of the first stage by December 30, 2004.* Executed.

4. *Completion of the second stage of additional exploration of titanium-zircon ores by January 30, 2008.*

5. *Presentation of the final report on calculated reserves — by June 30, 2008.*

Geological exploration: *No field operations were performed during the period under review.*

Recurring payments: ***270 Rubles per 1 sq km.***

Number: *DUD 11809 BP*

Date of issue: ***October 16, 2003***

Valid to: ***September 1, 2008***

Licensed operations: ***Geological exploration of the Norilsk ore knot for the presence of platinoids (Taimyr Autonomous District).***

Grounds for issue: ***Resolution No. 391-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District.***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District close to Norilsk, in a differentiated intrusion zone of the mountain of Chernaya, Norilsk-2 and the mountain of Zub-Marksheiderskaya similar to the Norilsk-1 intrusives where a deposit of low-sulfide platinum ore was discovered. The site area is 184 sq km.***

Responsibilities of the Issuer:

1. ***Approval of the operation plan – by June 1, 2003.*** Executed.
2. ***Beginning of field survey by June 30, 2004.*** Executed. Field survey actually began in 2003.
3. ***Completion of the first stage (exploration) — by December 12, 2006.***
4. ***Completion of the second stage (manifestation and field evaluation) — by December 30, 2007.***
5. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***Office processing of obtained data. Report preparation.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: *DUD 11810 TP*

Date of issue: ***October 16, 2003***

Valid to: ***September 1, 2008***

Licensed operations: ***Geological exploration of the Koevskaya area for copper-nickel ore (Taimyr Autonomous District).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 390-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District.***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 30 km to the north-west of Norilsk, on the western bank of Pyasino Lake where holes drilled for the purpose of geological survey revealed Norilsk-type intrusions with vein-disseminated sulfide copper-nickel manifestation. The site area is 270 sq km.***

Responsibilities of the Issuer:

1. ***Approval of the operation plan by December 30, 2003.*** Executed.
2. ***Beginning of field survey by June 30, 2004.*** Field survey began in 2003.
3. ***Completion of the exploration stage — by December 30, 2006.***
4. ***Completion of the evaluation stage — by December 30, 2007.***
5. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***Office processing of obtained data. Report preparation.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: *DUD 11811 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Mikchangdinskaya area for sulfide copper-nickel ore (Taimyr Autonomous District).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 392-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous District.*

Deposit area description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 80 km to the north-east of Norilsk, in the Mikchangda River basin where holes drilled for the purpose of geological survey revealed shallow injected intrusive bodies accompanied by the aureole of metasomatic formations with copper-nickel manifestation. The site area is 2,515.7 sq km.*

Responsibilities of the Issuer:

1. *Approval of the operation plan by December 30, 2003.* The plan was approved.
2. *Beginning of field survey by June 30, 2004.* Field survey began in 2003.
3. *Completion of the exploration stage — by December 30, 2006.*
4. *Completion of the evaluation stage — by December 30, 2007.*
5. *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Bore hole drilling. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 00146 TE*

Date of issue: *July 31, 2001*

Valid to: *December 31, 2018*

Licensed operations: *Non-ferrous and precious metal extraction from tailing dump No. 1 of the Norilsk Concentrating Mill*

Grounds for issue: *Decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00101 OE based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description: *the site is a complex technogenic deposit formed by final tailings of sulfide copper-nickel ore concentration. The tailing dump represents a ravine-type structure which accumulated final tailings of the Norilsk Concentration Mill during the period of 1946 to 1986. The bulk of the tailings consists of crushed enclosing rock including mineral and free-form useful components such as nickel, copper, cobalt, platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver.*

Ore output: *at present no mining operations are performed.*

Responsibilities of the Issuer: *to comply with applicable standards, environment protection regulations; safety standards and regulations; to provide for geotechnical and survey supervision.*

Number: *DUD 00150 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2016*

Licensed operations: *Ore mining at Oktyabrskoye copper-nickel ore deposit*

Grounds for issue: *decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00075*

based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".

Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Oktyabrski" mine (high-grade and cupreous ore); "Taimyrski" mine (high-grade ore); "Komsomolski", "Zapad" mine (cupreous ore). The State Reserves Balance (Minutes No. 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.***

Possibility of and reasons for license renewal: ***subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

In 2005 output ***of sulfide copper-nickel ore was 9,172.3 thousand t.***

Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.***

Recurring payments. ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***DUD 00151 TE***

Date of issue: ***July 31, 2001***

Valid to: ***January 1, 2016***

Licensed operations: ***Ore mining at Talnakhskoye copper-nickel deposit***

Grounds for issue: ***decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00076 based on paragraph 12, Article 10[1] and Part IV, Article 17[1] of the Law of the Russian Federation "On Mineral Resources".***

Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Komsomolski" mine (cupreous ore) and "Mayak" mine (disseminated ore). The State Reserves Balance (Minutes Nos. 4163, 4947, 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

The output of ***sulfide copper-nickel ore*** in 2005 ***was 2,464.8 thousand t.***

Possibility of and reasons for license renewal: ***subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.*** The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.

Recurring payments. ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: *DUD 00152 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2019*

Licensed operations: *Ore mining at Norilsk-1 copper-nickel deposit*

Grounds for issue: *decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00077 based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation "On Mineral Resources".*

Deposit area description: *mineral resources consist of disseminated sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Zapolyarny" mine and "Medvezhi Ruchei" pit. The State Reserves Balance records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, gold, selenium, tellurium. Osmium, iridium, ruthenium, gold, silver are also mined. The ore forms a large bottom sheetlike U-shaped deposit with thickness from 5 to 15 m at boundaries to 100 m in the thickest part.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

The output of *sulfide copper-nickel ore* in 2005 *was 2751.2 thousand t.*

Responsibilities of the Issuer: *to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.*

Recurring payments: *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 11985 BP*

Date of issue: *December 4, 2003*

Valid to: *November 1, 2008*

Licensed operations: *Geological exploration of the Monchegorski ore zone for platinum metals (Murmansk Region).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 492-r of November 5, 2003 approved by the Administration of the Murmansk Region.*

Deposit area description: *The licensed site has a mine claim status and is situated to the south of Monchegorsk. The site area is 39 sq km. In 1999-2000 OAO "Kola Mining and Metallurgical Company" performed PMs exploration of the area including the licensed site under License No. MUR 00460 TP (registration date — September 29, 1999, expiry date — March 30, 2003). Within the area a range of geophysical and drilling operations relating to the geological exploration stage and floatation testing of small laboratory samples were performed resulting in the discovery of a number of sites with low-sulfide platinum manifestation. At present improvement of processing flowsheets is continued. The State Reserves Balance records for the site off-balance copper-nickel ore reserves and inferred PMs reserves of several ore manifestations.*

Responsibilities of the Issuer:

1. *Preparation and approval of the operation plan by April 30, 2004.* Executed.

2. *Beginning of field survey by June 30, 2004.* Executed.

3 *Completion of the exploration stage by December 30, 2006.*

4. *Completion of the evaluation stage — by September 30, 2008.*

5. *Presentation of the final report on calculated reserves and expected resources — by October 30, 2008.*

Geological exploration: *Bore hole drilling. Office processing of obtained data.*

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 11986 BP***

Date of issue: ***December 4, 2003***

Valid to: ***November 1, 2008***

Licensed operations: ***Geological exploration of the "Mountain of Generalskaya" area for copper-nickel ore and platinoids (Murmansk Region).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 491-r of November 5, 2003 approved by the Administration of the Murmansk Region.***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Pechengski District of the Murmansk Region near the town of Zapolayrny. The site area is 10.4 sq km. Before 2002 exploration of the was performed by Murmansk Surveying Company of SZGTU and Pechenga Integrated Surveying Company funded by the Government. The 2002 exploration was funded and performed by Pechenga Integrated Surveying Company and OJSC Kola GMK and included magnetic prospecting, IP-MG electrical prospecting, transient electromagnetic exploration, field exploration, mining operations, drilling of holes 50 m to 1,700 m deep. The exploration showed that the mountain of Generalskaya is of a fundamentally laminated type and includes 3 to 7 horizons with 0.5 m to 10 m low-sulfide platinum manifestation traced to the depth of 1,500 m. Additionally, PMs manifestation was also discovered in cross-cutting bodies represented by vein-disseminated copper manifestation presumably of the stockwork type. AO "Institute Gipronickel" tested 5 laboratory samples of the ore to determine its processing properties. Within the site undiscovered*** P_1 ***platinoid, nickel and copper resources are recorded.***

Responsibilities of the Issuer:

1. ***Preparation and approval of the operation plan by June 30, 2004.*** Executed.

2. ***Beginning of field survey by June 30, 2004.*** Executed.

3. ***Completion of the exploration stage by December 30, 2006.***

4. ***Completion of the evaluation stage — by August 30, 2008.***

5. ***Presentation of the final report on calculated reserves and expected resources — by September 30, 2008.***

Geological exploration: ***Bore specimen testing. Chemico-laboratory research.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 13431 TP***

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration - search and evaluation of copper-nickel ore deposits in the Yuzhno-Monchegorski area in the Murmansk Region.***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 1260 of 09.12.2005.***

Deposit area description. ***The licensed site is situated within the municipal formation "the town of Monchegorsk with subordinate area" in Murmansk region, 60-10 km to the south of Monchegorsk. The licensed site has a mine claim status. The site area is 257.2 sq km. The main factor determining the site exploitability is availability in its limits of large layered intrusions of ultrabasic-basic formations: the Monchetundrovki massif, the massif of lake of Ostrovski, the Umbarechenski complex massifs which are associated with copper-nickel, vanadium-containing titanomagnetite and chromite ore manifestations.***

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage and report preparation by June 1, 2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 50 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq m; 2009-2010 – 150 RUB per 1 sq km.*

Number: *MUR 13432 TP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of copper-nickel ore and platinum-group metal deposits in the Solozerski area in the Murmansk Region.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. of 09.12.2005.*

Deposit area description. *The licensed site is situated inside the "Kolski District" municipal formation of the Murmansk Region, near the township of Verkhnetulomski, 60 km to the north-east of Mount of Cola. The site has a mine claim status. The site area is 215 sq km. In the site area, massifs of basic-ultrabasic rocks have been discovered which relate to the Allarechenski, Monchegorski, Karikyavrski, Lovnoozerski and Kambaldinski (Komatiitov) ore-bearing formations. Some of them bear established copper-nickel, chromite and platinometal ore grade mineralization. The most explored area is a laminated massif in the vicinity of Lake of Solozero. The massif was explored by test hole drilling (50-180 m), has a dimension of 0.5x1.5 km in plan, is divided by fractures into three blocks, contains a scarce sulphide impregnation.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq km; 2009-2010 – 150 RUB per 1 sq km.*

Number: *MUR 13433 BP*

Date of issue: *December 28, 2005*

Valid to: *November 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of deposits and ore gold deposits in the Solenoozerski area in the Murmansk Region.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. 1259 of 09.12.2005.*

Deposit area description. *The licensed site is situated inside the "town of Kirovsk with subordinate area", "Lovozerski District" and "Terski District" municipal formations of the Murmansk Region and extends to the south-west of Mount of Kirovskaya for more than 90 km. The site has a mine claim status. The site area is 706 sq km. In geologic and tectonic terms, the site relates to the Western and Central Block of the Imandra-Varzugski structural and tectonic zone created by the early Proterozoic volcanogenic-sedimentary complex. The area is considered to be exploitable for search of gold due to development in this area of black-shale formations which are attributed to the most gold-bearing rocks. Within this area, direct prospecting indicators of gold mineralization have been registered – gold-sulphide, gold-quartz-sulphide, gold-antimonic-arsenic manifestations in sulphide-carbon shales.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010.

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2007 – 160 RUB per 1 sq km; 2008-2009 – 200 RUB per 1 sq km; 2010 – 270 RUB per 1 sq km.***

Number: ***MUR 13434 BP***

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of ore gold deposits in the Irinegorski area in the Murmansk Region.***

Grounds for issue. ***Resolution of the Russian Ministry of Natural Resources No. 1258 of 09.12.2005.***

Deposit area description. ***The licensed site is situated inside the "town of Kanadalaksha with subordinate area" municipal formation of the Murmansk Region, 70 km to the south-west of Mount of Kandalaksha. The site has a mine claim status. The site area is 1055 sq km. The exploration area is 900 sq km. No specialized operations for gold extraction have been carried out within the licensed site. The geological exploration was aimed at discovery of molybdenum, copper-nickel ores, glist and ceramic raw materials.***

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by June 1, 2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010.

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 150 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.***

Number: ***MUR 13435 BP***

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of ore gold deposits in the South-Pechenega area in the Murmansk Region.***

Grounds for issue. ***Resolution of the Russian Ministry of Natural Resources No. 1257 of 09.12.2005.***

Deposit area description. ***The licensed site is situated inside the Pechenega District of the Murmansk Region. The site northern boundary is located at a distance of 10 km to the south of the district center – the township of Nickel. The site has a mine claim status. The site area is 392 sq km.***

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by June 1, 2009.

4. Completion of the evaluation stage and presentation of the report by November 1, 2010.

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 160 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.***

Number: ***MUR 13436 BP***

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of platinum-group metals and gold in the Shouninski area.***

Grounds for issue. ***Resolution of the Russian Ministry of Natural Resources No. 1256 of 09.12.2005.***

Deposit area description. *The licensed site is situated inside the Pechenega District of the Murmansk Region at a distance of 6-15 km to the south-west of the district center – the township of Nickel and 9-10 km to the east of the state boundary with Norway. The site has a mine claim status. The exploration site area is 53 sq km. Within the Pechenega structural zone, by operations previously carried out in 1970-1994, increased content of platinum-group metals was discovered. In this area, during geochemical explorations a contrasting aninomaly extending up to 13 km at a width of 1.5-3.5 km was discovered, which was associated with effusive-sedimentary formations of the Pechenega structure western side.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010.

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13537 BP*

Date of issue: *March 20, 2006.*

Valid to: *December 1, 2010.*

Licensed operations: *Geological exploration – search and evaluation of platinum, nickel and copper deposits in the North-Monchegorski area.*

Grounds for issue. *Resolution of the Russian Ministry of Natural Resources No. 215 of 20.03.2006.*

Deposit area description. *The licensed site is situated inside the Monchegorski, Kola and Olenegorski areas of the Murmansk Region. The site has a mine claim status. The exploration site area is 979 sq km. The site is located in the Monchegorski ore district with industrially significant manifestations of copper-nickel ores with low-sulfide platinum mineralization.*

Responsibilities of the Issuer.

1. Preparation and approval of the exploration and evaluation project by July 1, 2006.

2. Beginning of geological survey by September 1, 2006.

3. Completion of the exploration stage by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report by October 1, 2010.

Recurring payments. *Recurring payments shall be made according to the following rates: 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 00421 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: *Sulfide copper-nickel ore mining at the Zhdanovskoye deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region.*

Deposit area description: *the Zhdanovskoye deposit was discovered in 1947 and has been developed since 1959. Open-pit mining is expected to the minus 99 level after which it will be replaced by underground mining. The available reserves were approved by the USSR State Reserves Committee in 1952, 1955 and 1962. Additional exploration revealed new deposits — Bystrinskoye (1983), Tundrovoye (1986) being a geological extension of the Zhdanovskoye deposit. In 1990 a general reestimation of reserves was performed approved by Minutes No. 63 of the State Reserves Committee of the Russian Ministry of Ecology dated June 26, 1992*

resulting in a 1.8 times increase of total reserves. Nickel, copper, cobalt, sulfur, platinum, palladium, rhodium, gold, silver, selenium and tellurium reserves were approved.

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 4,774 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00422 TE*

Date of issue: *December 30, 1998*

Valid to: *December 31, 2018*

Licensed operations: *Sulfide copper-nickel ore mining at the Kaula, Kotselvaara-Kammikivi, Semiletka deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation "On Mineral Resources" and the application by OAO "GMK Pechenganickel" and OAO "Kola Mining and Metallurgical Company", Decision No. 78/90-r on conversion of License No. MUR 00322 TE dated December 24, 1998. Amendment to the license dated September 16, 2005.*

Deposit area description: *The Kaula, Kotselvaara-Kammikivi, Semiletka deposits are situated in the Pechenga District of the Murmansk Region near the township of Nickel forming a single ore field. All deposits are developed through underground mining by "Kaula-Kotselvaara" mine, open pit deposits has long been depleted. Mining operations were started: at Kaula in 1945, at Kotselvaara-Kammikivi in 1951, at Semiletka in 1966. The reserves of the Semiletka and Kotselvaara-Kammikivi deposits were approved in 1966.*

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 726.1 thousand t.*

Responsibilities of the Issuer: *Produce sulfide copper-nickel ores in accordance with the following basic conditions: develop the ore deposit according to the approved plan agreed with the State Environmental Expertise Committee and the State Expertise for Industrial Safety with annual mine capacity of 600 thousand tons of ore, prepare and approve the plan of liquidation (conservation) of the mining enterprise in the prescribed manner not later than 6 months prior to expected term of completing development of the ore deposit; carry out an advance geological survey of the natural resources; comply with applicable environmental standards and regulations, safety standards and regulations; protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; provide for disturbed land rehabilitation; take measures prescribed by law and applicable regulatory documents in the field of industrial safety and labor protection, in the field of environmental and resources protection as well as for participating in socio-economic development of the Pechenega area and the Murmansk Region.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00423 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: *Sulfide copper-nickel ore mining at the Polar deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region.*

Deposit area description: *The deposit is situated in close vicinity to the town of Zapolyarny in underlaying phyllites of the Zhdanovskoye deposit sheet. Discovered in 1966. Reserves were twice approved by the USSR State Reserves Committee — in 1974 and 1982. Developed since 1975 through underground mining by the "Severny" mine. The copper-nickel deposits of Zhdanovskoye, Zapolyarnoye, Tundrovoye, Bystrinskoye, Verkhnee and Sputnik are a part of the East ore knot of the Pechenga ore field and have a common underground mining mode (to the level of minus 920 m) within a common mine take including also open-cut mines of the Zhdanovskoye deposit. The last update of the deposit opening and mining project was approved on December 6, 2001.*

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 675.5 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00424 TE*

Date of issue: *December 30, 1998*

Valid to: *September 30, 2016*

Licensed operations: *Sulfide copper-nickel ore mining at the Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region.*

Deposit area description: *The deposits of Tundrovoye, Bystrinskoye, Verkhnee, Sputnik, Zhdanovskoye and Zapolyarnoye are a part of the East ore knot of the Pechenga ore field consisting of several groups of superimposed ore bodies while the Tundrovoye and Bystrinskoye deposits are a direct extension (i.e. deep levels) of the Zhdanovskoye deposit. The Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits have been subject to detailed exploration and approval of their in-place reserves. The project of deposit opening and mining to the level of –440 m was approved on September 24, 1993 and updated on December 6, 2001.*

Ore output *depends on the level of demand and designed capacity of the mines. 2005 output: sulfide copper-nickel ore — 626 thousand t.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00522 TE*

Date of issue: *January 26, 2001*

Valid to: *December 31, 2009*

Licensed operations: *Additional geological survey and chromite ore mining at the Sopcheozerskoye ore deposit.*

Grounds for issue: *Decision No. 146-r/45 of December 9/20, 2000 on conversion of License No. MUR 00383 TE of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region.*

Deposit area description: *The Sopcheozerskoye ore deposit is situated 9 km to the south-west of the town of Monchegorsk, its total area being 5 sq km and depth limitation minus 500 m from the surface. The site should be considered excluding the Sopchyavr lakescape and the water protection area around the lake and along inflowing streams. The deposit was investigated in 1995-1996 at the explorations stage by magnetic and gravimetric prospecting, drilling of holes 70 to 490 m deep and laboratory testing of processing properties. During the period of 1997 to 2000 the deposit was subject to prospect evaluation survey which showed that the blanket ore body extended under morainic deposits 20 to 40 m thick. The deposit's total reserves and grades C_1 + C_2 + P_1 undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000). The deposit's reserves and resources may increase along the boundaries.*

Responsibilities of the Issuer:

1. Additional geological survey (evaluation and prospecting) shall be completed and obtained data shall be submitted for state appraisal by Quarter IV 2000. The survey has been completed. The deposit's total reserves and grades C_1 + C_2 + P_1 undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000).

2. The report on calculated reserves shall be presented by Quarter IV 2002. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased.

3. The starting date of commercial development and the period of reaching design capacity shall be specified in a supplementary license agreement subject to the results of state appraisal.

4. Pilot mining of up to 50 thou t. The Department of Natural Resources of the Murmansk Region approved amendment of the license agreement as regards pilot mining of 150 thou t for the purpose of continued improvement of the opening scheme and performance of an additional technological study.

Other responsibilities of the Issuer: *to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of the lake of Sopchyarv and the creek of Petlanditovy, to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Ore output. *According to the bidding terms the Issuer shall annually increase the output of chromite ore by at least 200 thou t according to the duly approved mining project. The output and the period of reaching design capacity shall be specified in a supplementary license agreement. The supplementary license agreement established commencement of commercial deposit development not later than Quarter I 2005. The period of reaching design capacity of the mining company is Quarter I 2007. No ore is presently mined.*

Recurring payments: *Regular payments for mineral resources development at the rate specified for exploration and evaluation of mineral resources per area except discovered deposits. Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance. If the period of geological survey is extended the payments increase 1.5 times.*

Number: *MUR 00554 TE*

Date of issue: *February 4, 2002*

Valid to: *December 31, 2021*

Licensed operations: *Titan-magnetite – ilmenite ore exploration and mining in the south-east part of the Gremyakha-Vyrmes Massif.*

Grounds for issue: *Joint Resolution of the Russian Ministry of Natural Resources (No. 17 of May 3, 2001) and the Murmansk Region Administration (No. 186 PP of May 25, 2001) "On Results of Bidding for Exploration and Development of titano-magnetite – ilmenite ore deposit at the South-East Part of the Gremyakha-Vyrmes Massif".*

Deposit area description. ***The site in located in the Kolski District of the Murmansk Region, 30 km to the south-west of the township of Murmashi. Explored in 1994-1995 at the stage of exploration and evaluation by magnetic prospecting, drilling of holes 120 to 360 m deep and laboratory testing of the ore processing properties (11 small samples and 1 laboratory technological sample). The deposit consists of 6 steep ore bodies. Since August 2000 the site was explored under License No. MUR 00483 issued to OAO "Kola Mining and Metallurgical Company" and valid to March 31, 2003 which was cancelled on the date of issue of the license under review. The site has a mine take status, its area being 3 sq km and provisional depth limitation minus 500 m from the surface.***

Responsibilities of the Issuer:

1. Geological exploration shall be completed by September 30, 2002, its results used to prepare a feasibility study and "provisional" conditions. If found feasible the project of geological exploration shall be developed by December 31, 2002. Executed.

2. Geological exploration shall include two stages. Stage 1 — exploratory drilling for future mining to the depth of 200 m, approval of C_1 (possibly B) grade reserves, preparation of the mine technical project, presentation of the report on reserve calculations by December 31, 2003. Stage 2 — additional exploration of the deposit area - 2004-2006; the scope of mining and drilling operations to be determined by a supplementary project. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased. The feasibility study of exploration conditions has been approved.

Ore output. ***The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore mining is presently performed.***

Other responsibilities of the Issuer: ***to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of surface and subsurface water; to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.***

Recurring payments ***Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance.***

In case of mining and product marketing 1% of revenue shall be allocated to the Association of Kola Lapps as agreed upon with the Kolski District Administration.

Licenses held by OAO "Taimyrgas"

Number: DUD 00093 NE
Date of issue: December 29, 1998
Valid to: January 1, 2020
Licensed operations: gas and gas condensate recovery from Lower Cretaceous deposits (Sukhodudinskaya suite) and geological exploration for the purpose of new resources development in Cretaceous and Jurassic deposits at the Pelyatkinskoye gas-condensate field.
Grounds for issue: resolution of the Administration of the Taimyr (Dolgano-Nenets) Autonomous District and the Committee for Natural Resources of the Taimyr Autonomous District on the conversion of License No. DUD 00040 NE "Gas and condensate recovery and additional prospecting at the Pelyatkinskoye gas-condensate field" based on paragraph 4, Article 10-1 and paragraph 3, Article 17-1 of Law of the Russian Federation No. 27-FZ "On Mineral Resources" of March 3, 1995.
Deposit site description: The licensed site is situated in the Ust-Yeniseiski District of the Taimyr (Dolgano-Nenets) Autonomous District 210 km to the west of Dudinka and has a mine claim status restricted by the bottom of Jurassic deposits. The site area is 28,875.56 ha.
Responsibilities: Pursuant to the license agreement the license holder shall construct the Pelyatkinskoye field – Severo-Soleninskoye field gas pipeline, the field exploitation rate being specified by the pilot development project subject to the demand of consumers within the Taimyr Autonomous District consumers and the areas under supervision of the Norilsk City Administration.
Recurring payments: statutory payments: gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.

Licenses held by OAO "Norilskgasprom"

Number: DUD 00083 NE

Date of issue: September 25, 1999
Valid to: June 2018
Licensed operations: Hydrocarbon gas production, exploration of Lower Cretaceous and Jurassic deposits at the Messoyakhskoye gas field.
Grounds for issue: The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous District.
Deposit site description: The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District.
The site with a mine claim status has an area of 23,982.3 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources.
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basic authority.
Recurring payments: gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.

Number: DUD 00082 NE
Date of issue: June 25, 1999
Valid to: June 2018
Licensed operations: Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Severo-Soleninskoye gas-condensate field.
Grounds for issue: The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous District.
Deposit site description: The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District.
The site with a mine claim status has an area of 12,651.3 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya formation deposits and Jurassic deposits for proper appraisal.
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.

Recurring payments: gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.

Number: SLH 00019 NE
Date of issue: October 6, 1993
Valid to: 2018
Licensed operations: Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Yuzhno-Soleninskoye gas-condensate field.
Grounds for issue: The right to exploit the sites was granted by Resolution No. 25 of the Head of Administration of the Tazovski District, Yamalo-Nenets Autonomous District dated April 16, 1993.
Deposit site description: The site is situated 215 km to the north-east of the township of Tazovski, Yamalo-Nenets Autonomous District, Tyumen Region.
The site with a mine claim status has an area of 12,183 ha.
Responsibilities: compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya suite deposits and Jurassic deposits for proper appraisal.
Performance of responsibilities:
Land applications are being considered by the Department of Natural Resources Management and Oil-and-Gas Complex Development in Salekhard. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.
Recurring payments: gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.

b) Processing of recovered mineral products

Polar Branch

The ore produced by the Polar Branch mines is concentrated by Talnakhskaya and Norilsk Concentrating Mills. Talnakhskaya mill processes high-grade ores of the Talnakhskoy and Oktyabrskoye deposits producing nickel, copper and pyrrhotine concentrate. Norilsk Mill processes the total output of disseminated ore mined at the Taimyr deposits, a part of high-grade cupreous ore of the Talnakhskoye and Oktyabrskoye deposits and old pyrrhotine concentrate to manufacture nickel and copper concentrates.

The Polar Blanch operates three metallurgical plants: Nadezhdinski, Nikelevy and Medny.

Nadezhdinski Metallurgical Plant processes nickel and pyrrhotine concentrate produced by Talnakhskaya Concentrating Mill, about 15% of concentrate produced by Norilsk Concentrating Mill and copper concentrate produced by the Converter Matte Separation Shop of the nickel plant to manufacture converter matte, copper anodes and elementary sulfur.

Nikelevy Plant processes about 85% of nickel concentrate produced by Norilsk Concentrating Mill, the total output of old pyrrhotine concentrate and a part of converter matte produced by Nadezhdinski Metallurgical Plant to manufacture commercial nickel and cobalt.

Medny Plant processes copper concentrate produced by Norilsk and Talnakhskaya Concentrating Mills and copper anodes of Nadezhdinski Metallurgical Plant to manufacture commercial copper, elementary sulfur and sulfuric acid. The metallurgical shop of the copper plant producing precious metal concentrates processes slime

produced by the Copper Electrolysis Shop and the Nickel Electrolysis Shop to manufacture precious metal concentrates, metallic silver, selenium and tellurium.

The Polar Branch refines precious metals at Krasnoyarsk non-ferrous plant under tolling contracts.
The Company outsources a subcontractor for partial processing of mineral products (separation of gravitational concentrate during ore concentration).

The price of outsources mineral product processing over the period under review amounted to USD 694.3 thou less VAT.

Kola GMK

The concentrating mill of "Pechenganickel" Works operated by Kola GMK processes ore produced by the Kola Peninsula mines to manufacture collective copper-nickel concentrate supplied for roasting. Obtained pellets are processed by the smelter shop to manufacture converter matte delivered for further processing to "Severonickel" Works. "Severonickel" Works process converter matte received from the Polar Branch of MMC Norilsk Nickel and "Pechenganickel" Works as well as purchased copper scrap. The principal products produced by the works are electrolytic nickel and copper, carbonyl nickel, precious metal concentrates, cobalt concentrate and sulfuric acid.

Precious metals produced by Kola GMK are refined by Krasnoyarsk non-ferrous plant under tolling contracts.

OAO "Norilskgasprom"

In Quarter I 2006 no gas condensate processing was carried out.

OAO "Taimyrgas"

In Quarter I 2006 OAO "Taimyrgas" did not perform any processing operations.

c) Product marketing

OJSC MMC Norilsk Nickel holds licenses required for export of precious metals and individual types of carbonyl nickel powder. PMs are marketed in accordance with Decree No. 51-4 of the Russian Government dated January 24, 2002.

License No. 4000717 issued by the Russian Ministry of Energy on November 29, 2002 authorizes OAO "Taimyrgas" to sell oil, gas and relating products under Resolution No. 425 of the Russian Ministry of Energy dated November 29, 2002. The license is valid to November 28, 2007.

3.2.10. Additional requirements to issuers basically engaged in providing communication services

To be left blank.

3.3. The Issuer Prospects

The development strategy of OJSC MMC Norilsk Nickel is based on the following four principles:

- change of production growth according to the market demand;
- production efficiency improvement;
- solution of environmental problems;
- maintaining steady and efficient operations of the Company.

In 2006 the Company focuses on maintaining the ore output, upgrading and reconstruction of production facilities and further reduction of unit costs.

The business priorities of MMC Norilsk Nickel for 2006 and following years are: construction and commissioning of raw-materials base facilities providing for timely replenishment of retired capacities and preservation of existing value of mined ores; upgrading and reequipment of the production facilities associated with ore concentration process and metallurgical process stages; implementation of automated systems to control

technological processes; take environmental measures aimed at reduction of emissions and improvement of environmental conditions.

In 2006 capital works in respect to the principal ore base facilities of the Polar Branch are under way.

At the Oktyabrsky mine there are works under way as related to reconstruction of existing capacities of level – 650 m for developing solid sulfide ores of the western wing of the X-1(0) deposit (completion of the project – 2014), in 2006 it is planned to commission the 1st startup complex with a capacity of 1,100 thousand t per year of high-grade ore, and activities for reconstruction of the facilities used to develop, prepare and process cupreous ores (completion of the project – 2007).

At the Taimyrsky mine there are works under way as related to reconstruction of existing capacities and development of new levels – 1,100 m, -1,300 m (portions of the C-2 deposit), -1,400 m of the X-1(0) deposit and replenishment of retired facilities used to develop copper-nickel ore deposits. The 2006 target task is to commission the second stage of the 1st startup complex with a capacity of 500 thou t/year of the C-2 deposit reserves (level – 1,300 m).

By 2009 it is planned to complete operations for upgrading of the Komsomolsky mine skip winding equipment.

The basic activities scheduled for 2006 include further increase of ore output at the Severny-Gluboky mine (Kola Peninsula) with a view to ensuring commissioning of the 2nd startup complex facilities by 2007 and increase in ore production capacity up to 6.0 mln tons per year. There are works at the Severny mine (Kola Peninsula) under way aimed at development and processing of remaining ore reserves of the Zapolyarnoye deposit the purpose of which is to create optimal conditions for loading the Pechenganickel concentrating mill with crude ores by 2013.

In 2006 the Polar Branch of the Company continues construction operations for reconstructing the Lebyazhye tailing dump, which will allow to provide the concentrating mills of the Polar Branch with necessary facilities to store rock tails taking into account future increase of ore output and processing. Completion of the project – 2007.

In 2006 the Kola GMK (Kola Peninsula) finishes operations for reconstructing the OF-1 pump station aimed at improving reliability of the production scheme and environmental protection against refuse ore pollusions.

In 2006 it is scheduled in the Polar Branch to finish operations for reconstructing the PV-3 automatic and energy supply system at the Medny works, which will allow to stabilize the technological process, improve the quality of melting and reduce nonorganic emissions. It is scheduled to commission new air separation plants at OP-1 and OP-2 (Medny works) by 2007 with a view to replenishment of retired capacities of the oxygen plants (OP-1 and OP-2).

An integrated energy company was created on the Taimyr Peninsula in 2005 with a view to supplying the Norilsk Industrial Area (NIA) with electricity and thermal energy.

The basic activities in 2007-2008 stipulated by the Concept of NIA energy complex development are aimed at increasing the capacity of the Ust-Khantaiskaya – Norilsk hydropower plant from 600 MW to 700 MW.

Activities for construction of the Pelyatkinsky gas condensate field on the Taimyr Peninsula were continued. The pilot operation of the Pelyatkinsky gas condensate field which was started in 2003 will last up to 2008 when commercial operation will be commensed. Operation of the field will allow to meet the requirement for gas supplies for the NIA enterprises during the next 50 years.

Within the frameworks of the Concept for creating an optimal transport system of the Company, activities started in 2004 are under way which are aimed at ensuring transport security as related to shipment of goods through the Northern Sea Route.

One of the most important objectives pursued by the Company is to reduce hazardous emissions and improve the ecological situation on the Taimyr and Kola peninsulas. In particular, the 2015 Production Development Strategy approved by the Board of Directors provides for a complex of measures aimed at solution of ecological problems.

Based on the estimates made by MMC Norilsk Nickel, these measures will lead to reduction of sulfur-dioxide emissions on the Taimyr Peninsula by 78% by 2015.

To reduce hazardous emission and considerably improve the ecological situation in Kola GMK (Kola Peninsula) MMC Norilsk Nickel together with the Government of Norway implements a project of "Pechenganickel" metallurgical plant renovation expected to enable the reduction of pollutant emission by more than 90%.

3.4. Participation of the Issuer in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

International Platinum Association e.V.

The International Platinum Association e.V. (hereinafter referred to as the International Platinum Association or the Association) was registered in 1988 in Frankfurt am Main (FRG) as a non-profit non-governmental organization. The Association unites major players of the world market of platinum metals and relating products.

Before 1999 Russia was represented in the International Platinum Association only by GUPVO "Almazyuvelirexport". In 1998 the session of the International Platinum Association was first held in St. Petersburg, Russia. The Association's management offered that OAO "RAO "Norilsk Nickel" join the Association. The offer was accepted and OAO "RAO "Norilsk Nickel" became a member of the Association in 1999.

In the course of restructuring of OAO "RAO "Norilsk Nickel" as capitalization centre was replaced by OJSC MMC Norilsk Nickel which became a member of the Association instead of OAO "RAO "Norilsk Nickel".

A major objective of the International Platinum Association is to form a forum of the leading world producers and processors of platinum metals to expand utilization thereof.

To this end the International Platinum Association implements programs of platinum metals promotion on global market and coordinates activities of a number of organizations for the benefit of its members. For instance, the International Platinum Association collaborates with the International Platinum Guild, a non-profit organization promoting platinum jewelry.

Of special interest is the experience gained by the members of the International Platinum Association in prevention of crime in this sphere, analysis of the effect of platinum metals and compounds on production personnel's health.

The membership in the International Platinum Association is also expected to be used for the promotion of platinum metals including palladium and offering new solutions for this metal utilization.

The Issuer's membership in the International Platinum Association is perpetual.

Euro-Asian Transport Union

The Euro-Asian Transport Union (hereinafter referred to as the Transport Union or the EATU) was registered in 2001 in Moscow as a non-profit organization. The Transport Union comprises major carriers.

According to the concept of development of international transportation corridors the Russian Ministry of Transport pursues a policy of cooperation with all market players. Participants of the International Euro-Asian Conferences on Transport conducted in St. Petersburg in 1998 and 2000 held a lively discussion of different aspects of cooperation and motivation of private investor involvement in the implementation of the government's transit policy.

As the realization of transit potential is a long-term priority of the government, an element of the economic program and geopolitical doctrine of the Russian Federation to implement the Declarations adopted by the above Conferences a number of Russian companies resolved to combine their efforts within the framework of a non-profit organization — the Euro-Asian Transport Union.

The EATU's major objective is to coordinate cooperation of Russian and foreign business with government authorities and international organizations, to create a common space of interaction among carriers, insurers, freight owners and financial institutions in logistics and investment operations. The EATU was formed to:

— coordinate national and international activities of government authorities and private carriers for the implementation of decisions and recommendations of the International Euro-Asian Conferences on Transport;

— assist the Ministry of Transport of the Russian Federation and the Ministry of Railways of the Russian Federation in the development of transport infrastructure and laying out international transportation corridors within the Russian Federation;

— involve international and national organizations in the implementation of investment projects presented to the Conferences, adapt the projects to investor requirements, render advise in project financing;

— arrange conferences and symposia in Russian regions involved in the Euro-Asian transportation;

— hold training seminars and refresher courses for transport personnel.

The Ministry of Transport of the Russian Federation welcomes private initiatives in the transport sector and strongly supports the resolution to form the Euro-Asian Transport Union.

The Issuer's membership in the Euro-Asian Transport Union is perpetual.

Nickel Institute

The Nickel Institute was incorporated on March 1, 2004 through amalgamation of two entities — the Nickel Development Institute (NIDI) and the Nickel Producers Environmental Research Association (NiPERA).

The Nickel Institute may be joined by any nickel producer.

At present its full-fledged members are all leading nickel producers such as BHP Billiton, Codemin/Anglo Base Metals, Empress Nickel, Eramet, Falconbridge, Inco Limited, Inco TNC, Nippon Yakin Kogyo, OM Group, P.T. International Nickel, Sherritt International, Sumitomo Metal Mining, Umicore, WMC Resources accounting for 70% of the world nickel output.

The Institute provides its members with results of the latest research and lends them scientific and technical support. The NiPERA remains an independent unit within the Institute furnishing expert opinion on environmental matters and the effect of nickel on human health. The NiPERA continuously promotes nickel and assumes social responsibility for safe utilization of nickel and nickel-containing materials. The Nickel Institute stands an important and established forum for the promotion of Russian nickel on international market.

The Nickel Institute focuses its attention on rapidly developing consumers of stainless steel (transport, power engineering, telecommunications, etc.) for the purpose of maintaining steady production and consumption of primary and secondary metal.

The Issuer's membership in the Nickel Institute is perpetual.

Cobalt Development Institute

The London-based Cobalt Development Institute (CDI) was established in 1957 as a non-profit non-governmental organization and has been operating in its present form since 1982. Currently the CDI has 60 members from 18 countries including all leading cobalt producers and a number of major consumers.

The Institute's principal objective is to develop a package of measures aimed at the improvement of market performance and promotion of cobalt utilization. The Institute monitors research and development of new cobalt production processes and/or new applications. The Company may greatly benefit from the cobalt safety research performed by the Institute given law tightening in industrially advanced economies consuming cobalt (in the first place the EC).

The Issuer's membership in the Institute is perpetual.

3.5. Subsidiaries and Affiliates of the Issuer

Full corporate name: "Alykel" Closed Joint Stock Company
Abbreviated name: ZAO "Alykel"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Nansen Street 64.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Air transportation
The entity's role in the Issuer's operations: Operation of the airport in Norilsk. Air passenger and cargo carriage.

Members of the Board of Directors

1. Barbashin Stanislav Yevgenyevich — Chairman of the Board
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

2. Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

3. Kovaleva Yelena Gennadyevna
Born in 1957
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

4. Golovin Yuri Petrovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

5. Maslennikov Igor Petrovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Taimyr Fuel Company" Closed Joint Stock Company
Abbreviated name: ZAO "TTK"
Location: 660021, Russian Federation, Krasnoyarsk, Kopylov Street 2a.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none

Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Other cargo handling; oil and petroleum products storage; wholesale trade in engine fuel including aviation petrol.
The entity's role in the Issuer's operations: Storage and transportation of petroleum products for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

2. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

3. Ryndin Yuri Nikolaevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

4. Sveshnikov Andrey Gennadyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ziborov Oleg Gennadyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "NORMETIMPEX" Closed Joint Stock Company
Abbreviated name: ZAO "NORMETIMPEX"
Location: 125009, Moscow, Voznesenski Lane 22, Commercial and Business Manor-Centre.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Trade agency including foreign trade operations; execution of bargaining transactions under contract of agency with residents and non-residents.
The entity's role in the Issuer's operations: Marketing of products of the Issuer group members.

Members of the Board of Directors

1. Collocote Richard Adrian
Born in 1973
Share in the authorized capital: none

Block of ordinary shares: none

2. Kolchin Andrey Yuryevich — Chairman of the Board
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Nefedova Marina Vadimovna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

4. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Pronyushkin Andrey Vasilyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Nefedova Marina Vadimovna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Norilsk Nickel Holding SA
Abbreviated name: Norilsk Nickel Holding SA
Location: 50, rue du Rhone 1204 Geneve, Switzerland
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.
The entity's role in the Issuer's operations: Control and management of interests in financial, industrial and real estate companies.

Members of the Board of Directors

1. Gola Edmond — Chairman of the Board
Born in 1939
Share in the authorized capital: none
Block of ordinary shares: none

2. Siegfrid Paskual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Frederic Maier
Born in 1970
Share in the authorized capital: none

Block of ordinary shares: none

Managing Director

Siegfrid Paskual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Kola Mining and Metallurgical Company" Open Joint Stock Company
Abbreviated name: OJSC Kola GMK
Location: Russian Federation, Murmansk Region, Monchegorsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Fabrication of other non-ferrous metals
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Burukhin Alexander Nikolaevich
Born in 1953
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

2. Kozlov Vladimir Nikolaevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Krupaderov Aleksandr Dmitrievich – Chairman of the Board of Directors
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

4. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Potapov Grigory Aleksandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Potapov Yevgeni Vladimirovich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Abbreviated name: OAO "Gipronickel Institute"

Location: 195220, Russian Federation, St. Petersburg, Grazhdanski Avenue 11.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Research and development in natural and engineering sciences
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ryabko Alexander Georgievich
Born in 1952
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

Full corporate name: "Norilsk-Telecom" Limited Company
Abbreviated name: OOO "Norilsk-Telecom"
Location: Russia, Krasnoyarsk Territory, Norilsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Telephone communications and document telecommunications; TV and radio broadcasting and distribution.
The entity's role in the Issuer's operations: Telephone exchange services and intercity/international telecommunication services for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Alyakrinski Vladimir Anatolyevich — Chairman of the Board
Born in 1942
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

2. Golodets Olga Yuryevna
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Gordeev Andrey Semenovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuznetsov Sergei Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. Potapov Grigori Alexandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuznetsov Sergei Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarnaya Stolitsa" Management Company, Limited Company
Abbreviated name: OOO "Zapolyarnaya Stolitsa" Management Company
Location: 663310, Norilsk, Veteranov Street 19.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design of engineering structures; other operations in technical supervision, testing and analysis; market situation survey.
The entity's role in the Issuer's operations: Maintenance of the housing complex and utilities within the unitary municipal formation in Norilsk.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Snegov Denis Mikhailovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Mining Leasing Company" Limited Company
Abbreviated name: OOO "Mining Leasing Company"
Location: 119180, Moscow, Bolshaya Polyanka Street 7/1, Bldg. 3.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of equipment and industrial machines (leasing).
The entity's role in the Issuer's operations: Procurement of equipment and industrial machines to be leased to members of the Issuer group.

Members of the Board of Directors

1. Gilev Sergei Yevgenyevich
Born in 1976

Share in the authorized capital: none
Block of ordinary shares: none

2. Sveshnikov Andrey Gennadyevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

3. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Khalabuzar Andrey Eduardovich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Terminal" Limited Company
Abbreviated name: OOO "Terminal"
Location: Murmansk, Portovy Lane 31
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintenance of seagoing and inland vessels including repair, diving operations, surveyor services.
The entity's role in the Issuer's operations: Organization of cargo handling for the Issuer and members of the Issuer group located within the Norilsk Industrial Region.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Strashny Aleksandr Vasilievich
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk Trade and Production Association" Open Joint Stock Company
Abbreviated name: OAO "NTPO"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Metallurgov Square 9.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 99.998%
Block of ordinary shares held by the Issuer: 99.998%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintaining canteens for enterprises and institutions.
The entity's role in the Issuer's operations: Foodstuffs delivery and organization of catering for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

2. Galushka Alexander Petrovich
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

3. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

4. Ryndin Yuri Nikolaevich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Ubozhenko Sergei Gennadyevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaitmazova Zoya Alexandrovna
Born in 1948
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

Full corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Abbreviated name: OAO "Norilsk Nickel" Russian Joint Stock Company, OAO "RAO "Norilsk Nickel"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 96.93%
Block of ordinary shares held by the Issuer: 98.11%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Wholesale trade in non-ferrous and precious metals.
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

2. Gryaznykh Sergei Petrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vladimir Ivanovich
Born in 1924
Share in the authorized capital: 0.00025%
Block of ordinary shares: 0.00025%

4. Klishas Andrey Alexandrovich — Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

5. Podsypanin Sergei Sergeevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

6. Perelygin Alexander Stanislavovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

7. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

8. Ryndin Yuri Nikolaevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

9. Trifonov Boris Nikolaevich
Born in 1937
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

2. Kudryavtseva Nadezhda Romanovna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Morozov Denis Stanislavovich
Born in 1973
Share in the authorized capital: 0.000004%
Block of ordinary shares: 0.000004%

Director General

Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Torginvest" Open Joint Stock Company
Abbreviated name: OAO "Torginvest"
Location: 663210, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Gorki Street 67.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 92.16%
Block of ordinary shares held by the Issuer: 92.16%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of office equipment including computer equipment; wholesale trade in agricultural produce, textile raw materials and semiproducts.
The entity's role in the Issuer's operations: Operation and maintenance of buildings and structures within the Norilsk Industrial Region.

Members of the Board of Directors

1. Akimov Aleksandr Vladimirovich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

2. Belov Sergei Valentinovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Kiselev Sergei Vladimirovich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Kovaleva Elena Gennadievna
Born in 1957
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

5. Teksler Alexei Leonidovich – Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaimakova Natalya Alexandrovna
Born in 1961
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

Full corporate name: NORIMET LIMITED
Abbreviated name: NORIMET LIMITED
Location: 51, Eastcheap Street, London EC3M 1JP, United Kingdom
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 91.3%
Block of ordinary shares held by the Issuer: 91.3%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Treasury operations, subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.
The entity's role in the Issuer's operations: Control and management of interests in financial, industrial and real estate companies.

Members of the Board of Directors

1. Adam Iza
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

2. Glotov Dmitry Aleksandrovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

3. Razumov Dmitry Valeryevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Adam Iza
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "New Power Projects" National Innovation Company, Limited Company
Abbreviated name: OOO "NEP" National Innovation Company
Location: Russian Federation, 119034, Moscow, Prechistenka Street 18
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 74%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design, survey, research and development, engineering, innovation operations.
The entity's role in the Issuer's operations: Coordination of research and development in nuclear technology and fuel cells.

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuzyk Boris Nikolaevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyrgas" Open Joint Stock Company
Abbreviated name: OAO "Taimyrgas"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer can otherwise affect resolutions of the company (paragraph 2, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 72.25%
Block of ordinary shares held by the Issuer: 72.25%

The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production and transportation; manufacture of petroleum products.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Ashkenazi Irina Alexandrovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Garmash Oksana Alexeevna
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

4. Kovaleva Yelena Gennadyevna
Born in 1957
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

5. Shabanov Sergei Olegovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Zakharov Anton Viktorovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Minastro Investment Limited
Abbreviated name: Minastro Investment Limited
Location: Totalserve Trust Offices, P.O. Box 3540, Road Town, Tortola, British Virgin Islands.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 56.6%
Block of ordinary shares held by the Issuer: 56.6%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Any types of operations not prohibited by applicable law of the British Virgin Islands including Subscription, acquisition, sale, administration, control and management of interests in commercial, financial, industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial, industrial and real estate companies.

Appointment of the Company's executive body is not required by the Articles of Association and applicable law.

Director General

Aphina Karelidou
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Arkhangelsk Commercial Seaport" Open Joint Stock Company
Abbreviated name: OAO "Arkhmortorgport" or OAO "AMTP"
Location: 163061, Arkhangelsk, the Northern Dvina Embankment 69.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 53.05%
Block of ordinary shares held by the Issuer: 53.05%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Organization of cargo carriage; other supporting shipping activities.
The entity's role in the Issuer's operations: Cargo warehousing and transshipment for members of the Issuer group.

Members of the Board of Directors

1. *Vasilyev Valeri Igorevich*
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

2. *Karpenko Valeri Mikhailovich*
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

3. *Kuliev Rafail Idrisovich*
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

4. *Matyushenko Nikolay Ivanovich — Chairman of the Board*
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

5. *Palik Igor Anatolyevich*
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

6. *Potarina Tatyana Vasilyevna*
Born in 1955
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

7. *Terentyeva Natalya Alexeevna*
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. *Cherkashin Vladislav Nikolaevich*
Born in 1951
Share in the authorized capital: none

Block of ordinary shares: none

9. Shcherbakova Olga Vasilyevna
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Brovkov Viktor Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. Brede Nikolay Vladimirovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Vadzhipov Fyodor Romanovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

4. Nebuchenkov Vladimir Yevgenyevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

5. Novokreshchenov Yuri Stanislavovich
Born in 1955
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

6. Osin Mikhail Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

7. Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

8. Sharkov Andrey Valentinovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Abbreviated name: *OAO "NTEC"*
Location: *663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19*

Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
Block of ordinary shares held by the Issuer: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: ***Power and heat generation; operation of outside power facilities under contract with their owners.***
The entity's role in the Issuer's operations: ***Power and heat supply of the Issuer and members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors:

1. *Abramov Yevgeni Yuryevich*
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. *Basova Yulia Vasilyevna — Chairman of the Board of Directors*
Born in 1964
Share in the authorized capital: 0.00021%
Block of ordinary shares: 0.00021%

3. *Dubnov Oleg Markovich*
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

4. *Elizarova Elena Anatolievna*
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

5. *Zagretdinov Ilias Shamilevich*
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

6. *Zubakin Vasily Alexandrovich*
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

7. *Katasonov Viktor Ivanovich*
Born in 1956
Share in the authorized capital: 0.0084%
Block of ordinary shares: 0.0084%

8. *Petrukhin Maksim Anatolyevich*
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

9. *Romantsov Alexander Ivanovich*
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

10. *Samarenko Oleg Vyacheslavovich*
Born in 1960

Share in the authorized capital: none
Block of ordinary shares: none

11. Slobodin Mikhail Yuryevich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.0084%
Block of ordinary shares: 0.0084%

Director General

Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyr Oil Company" Limited Company
Abbreviated name: OAO "Taimyr Oil Company"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 547000, Dudinka, Korotkaya Street 1 building 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Geological prospecting, geophysical and geochemical survey of mineral resources; exploratory drilling.
The entity's role in the Issuer's operations: Oil-field exploration and development in the Norilsk Industrial Region.

Members of the Board of Directors

1. Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

2. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

3. Rompel Olga Yuryevna
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Yenisei Shipping Company"
Abbreviated name: OAO "YRP" or OAO "Yenisei Shipping Company"
Location: 660049, Krasnoyarsk, Bograd Street 15.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 43,92%
Block of ordinary shares held by the Issuer: 51.91%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Inland water cargo carriage.
The entity's role in the Issuer's operations: Cargo carriage for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. *Bortnikova Yelena Alexandrovna*
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. *Bulatov Vitali Vasilyevich*
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. *Golunov Vladimir Anatolyevich*
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

4. *Dubov Andrey Kimovich*
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. *Yevseev Anatoli Filippovich*
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

6. *Kardash Oleg Anatoyevich*
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none.

7. *Malov Alexei Alexandrovich*
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

8. *Ponomaryova Nina Petrovna*
Born in 1952
Share in the authorized capital: none

Block of ordinary shares: none

9. Ruksha Vyacheslav Vladimirovich
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

10. Savelyev Ivan Alexeevich
Born in 1942
Share in the authorized capital: none
Block of ordinary shares: none

11. Cheskis Dmitry Semyonovich — Chairman of the Board
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Mikhailovski Felix Vyacheslavovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

2. Radchenko Valeri Petrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Fedorov Leonid Nikonovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Mikhailovski Felix Vyacheslavovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarye" Sanatorium Limited Company
Abbreviated name: OOO "Zapolyarye" Sanatorium
Location: Russia, 354073, Krasnodar Territory, Sochi, Pirogov Street 10.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 36.1%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Sanatorium-and spa treatment and medical services.
The entity's role in the Issuer's operations: Sanatorium-and spa treatment and medical services to personnel of OJSC MMC Norilsk Nickel and other people, operation and maintenance of the sanatorium-and-spa complex in the Krasnodar Territory.

Members of the Board of Directors

1. Ananiev Vitaly Borisovich — Chairman of the Board
Born in 1968
Share in the authorized capital: none

Block of ordinary shares: none

2. *Galushka Alexander Petrovich*
Born in 1974
Share in the authorized capital: 0.0000005%
Block of ordinary shares: 0.0000005%

3. *Pakhaleva Natalya Ivanovna*
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

4. *Pavlov Oleg Leonidovich*
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. *Kurochkin Nikolai Yevgenievich*
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Dzheliev Zaurbek Khasanbekovich
Born in 1949
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Norilskgasprom" Open Joint Stock Company
Abbreviated name: OAO "Norilskgasprom"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk..
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 29.39%
Block of ordinary shares held by the Issuer: 29.39%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production; pipeline transportation of gas and relating products; manufacture of petroleum products, exploratory drilling.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. *Bobrov Vitali Pavlovich*
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. *Yefimov Sergei Valentinovich*
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

3. *Zakharova Alexandra Ivanovna — Chairman of the Board*
Born in 1973

Share in the authorized capital: none
Block of ordinary shares: none

4. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

5. Kosterin Maksim Nikolaevich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

6. Kuznetsov Vladimir Viktorovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

7. Ponomaryov Andrey Nikolaevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

8. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

9. Samokhina Galina Yevgenyevna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

10. Sinev Vladislav Yevgenyevich
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

11. Tikhonov Viktor Valentinovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shelkov Vladimir Vitalyevich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergo" Open Joint Stock Company
Abbreviated name: OAO "Krasnoyarskenergo"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.7%
Block of ordinary shares held by the Issuer: 25.38%

The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Basova Yulia Vasilyevna
Born in 1964
Share in the authorized capital: 0.00021%
Block of ordinary shares: 0.00021%

3.Bykhanov Yevgeni Nikolaevich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

4. Dolgikh Vyacheslav Mikhailovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

5. Dunin Oleg Valentinovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Zhurba Dmitry Gennadyevich
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

7. Makushin Yuri Pavlovich —Chairman of the Board
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

8. Orlov Alexander Konstantinovich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

9. Sorokin Igor Yuryevich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Vishnyakov Vitali Nikolaevich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

2. *Dyachenko Oleg Vladimirovich*
Born in 1960
Share in the authorized capital: 0.00006%
Block of ordinary shares: 0.00006%

3. *Yefimov Vladislav Sergeevich*
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

4. *Kobelev Oleg Vladimirovich*
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

5. *Rogler Gustav Gustavovich*
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

6. *Salkov Oleg Ivanovich*
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. *Fait Vladimir Borisovich*
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

8. *Shlegel Alexander Eduardovich*
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. *Shchukin Vasily Vasilyevich*
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Shlegel Aleksandr Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskaya Generatsiya" Open Joint Stock Company
Abbreviated name: OAO " Krasnoyarskaya Generatsiya "
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors:

1. *Vorontsov Erik Nikolayevich*
Born in 1955
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

2. *Yegorov Viktor Yurievich*
Born in 1954
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

3. *Zhirkov Andrei Sergeyevich*
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

4. *Zakharov Aleksandr Aleksandrovich*
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

5. *Kolokoltsev Aleksandr Aleksandrovich*
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

6. *Makushin Yuri Pavlovich - Chairman of the Board of Directors*
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

7. *Nepsha Valery Vasilyevich*
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. *Shtykov Dmitry Viktorovich*
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

9. *Shumilov Aleksandr Aleksandrovich*
Born in 1967
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergosbyt" Open Joint Stock Company
Abbreviated name: OAO "Krasnoyarskenergosbyt"
Location: 660049, Russian Federation, Krasnoyarsk, Dubrovinsky Street 43.

Legal status explanation: Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply of members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors:

1. Akhrimenko Dmitry Olegovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Yermakov Valery Maratovich – Chairman of the Board of Directors
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vyacheslav Mikhailovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kirillov Yuri Aleksandrovich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

5. Kostyuk Mikhail Dmitrievich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

6. Moskvin Aleksei Vasilievich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

7. Pavlova Yelena Vladimirovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. Rebenchuk Anatoly Fedorovich
Born in 1949
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

9. Sysoyev Viktor Fedorovich
Born in 1948
Share in the authorized capital: 0.0001%
Block of ordinary shares: 0.0001%

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: ***"Krasnoyarsk Transmission System" Open Joint Stock Company***
Abbreviated name: ***OAO "Krasnoyarsk Transmission System"***
Location: ***660021, Russian federation, Krasnoyarsk, Bograd Street 144A.***
Legal status explanation: ***Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").***
Share in the entity's authorized capital: ***25.47 %***
Block of ordinary shares held by the Issuer: ***25.26 %***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Thermal power plant operation.***
The entity's role in the Issuer's operations: ***Power supply of members of the Issuer group located within the Krasnoyarsk Territory.***

Members of the Board of Directors:

1. Besschetny Dmitry Grigorievich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Goncharov Yuri Vladimirovich – Chairman of the Board of Directors
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

3. Davydkin Maksim Yakovlevich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Zhigarev Vladimir Aleksandrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Levykin Vladimir Dmitrievich
Born in 1982
Share in the authorized capital: none
Block of ordinary shares: none

6. Makarenko Yuri Leonidovich
Born in 1961
Share in the authorized capital: 0.0003%
Block of ordinary shares: 0.0003%

7. Nasryiev Rifkhat Gazisovich
Born in 1957
Share in the authorized capital: 0.0002%
Block of ordinary shares: 0.0002%

8. Seliverstova Svetlana Aleksandrovna
Born in 1975

Share in the authorized capital: none
Block of ordinary shares: none

9. Khromov Roman Deonidovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Martsinkevich Konstantin Leonidovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

*- information on equity interest of subsidiary and affiliated companies and these companies' officials in the Issuer is given on the basis of the shareholder register of OJSC MMC Norilsk Nickel.

3.6. Composition and Value of the Issuer's Fixed Assets, Scheduled Fixed Assets Acquisition, Replacement, Retirement and Encumbrance of the Issuer's Fixed Assets

3.6.1. Fixed assets

Information on acquisition (replacement) cost of fixed assets and accumulated depreciation:

No.	Fixed assets	Acquisition (replacement) cost, RUB 000'	Accumulated depreciation, RUB 000'
As of 31.12.2001			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	34,856,688	1,430,096
3	Machinery and equipment	14,221,293	1,899,432
4	Transport means	811,031	106,183
5	Production tools and inventory	416,179	50,402
6	Other types of fixed assets	11,807	619
Total, RUB 000':		**50,316,998**	**3,486,732**
As of 31.12.2002			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	42,234,761	2,649,388
3	Machinery and equipment	18,792,333	4,220,534
4	Transport means	848,840	198,555
5	Production tools and inventory	766,959	325,145
6	Other types of fixed assets	352,776	73,173
Total, RUB 000':			**7,466,795**
As of 31.12.2003			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	44,460,750	4,040,560
3	Machinery and equipment	25,189,143	7,253,239
4	Transport means	1,214,172	334,696
5	Production tools and inventory	1,059,855	396,868
6	Other types of fixed assets	28,413	3,296
Total, RUB 000':		**71,952,333**	**12,028,659**
As of 31.12.2004			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	47,849,020	5,836,403

3	Machinery and equipment	27,596,531	10,803,910
4	Transport means	1,789,371	759,027
5	Production tools and inventory	1,138,326	497,897
6	Other types of fixed assets	80,566	5,133
Total, RUB 000':		**78,453,814**	**17,902,370**
As of 31.12.2005			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	49,219,724	7,649,179
3	Machinery and equipment	34,157,110	14,161,945
4	Transport means	1,572,985	593,930
5	Production tools and inventory	1,247,270	612,226
6	Other types of fixed assets	81,866	15,920
Total, RUB 000':			**23,033,200**
As of 31.03.2006			
1	Plots of land and areas of natural resources	-	-
2	Buildings and constructions	49,275,710	8,140,650
3	Machinery and equipment	34,535,979	14,987,542
4	Transport means	1,636,038	618,710
5	Production tools and inventory	1,257,974	641,885
6	Other types of fixed assets	79,313	17,552
Total, RUB 000':			**24,406,339**

Information on the methods of depreciation accumulation by groups of fixed assets is given in "Depreciation" of the attached Provision "Accounting Policies of OJSC MMC Norilsk Nickel".

No revaluation of fixed assets of OJSC MMC Norilsk Nickel has been performed.

Encumbrance of fixed assets:

166 lease agreements were executed for movable and immovable property. Total rent under the agreements amounts to 71,127.2 thousand Rubles.

During the period under review no fixed assets have been acquired, replaced or retired accounting for 10 or more per cent of fixed assets value.

IV. Financial and Business Operations of the Issuer

4.1. Financial and Business Results of the Issuer

4.1.1. Profit and loss

Indicators showing the Issuer's profits and losses:

No.	Indicator	2001	2002	2003	2004	2005	Quarter I 2006
1	Receipts, RUB 000'	*97,344,150*	*88,342,100*	*135,326,905*	*163,376,131*	*171,137,508*	*43,711,666*
2	Gross income, RUB 000'	*56,311,725*	*39,538,455*	*73,127,194*	*94,549,384*	*108,452,107*	*30,308,926*
3	Net profit (undistributed profit (uncovered loss)), RUB 000'	*31,418,616*	*3,701,335*	*36,483,882*	*51,143,620*	*58,159,465*	*(22,634,411)*
4	Return on equity, %	*20.17*	*2.40*	*20.60*	*23.30*	*25.67*	*(12.78)*
5	Return on assets, %	*14.75*	*1.67*	*14.19*	*16.11*	*17.28*	*(8.14)*
6	Net profit ratio, %	*32.28*	*4.19*	*26.96*	*31.30*	*33.98*	*(51.78)*
7	Products (sales) profitability, %	*51.69*	*38.43*	*46.51*	*49.93*	*57.06*	*63.31*
8	Turnover of capital, %	*62.48*	*49.68*	*67.27*	*68.86*	*69.75*	*22.37*
9	Amount of uncovered loss as of the reporting date, RUB 000'	-	-	-	-	-	-
10	Ratio of uncovered loss as of the reporting date and balance-sheet total, %	-	-	-	-	-	-

The net profit for 2005 increased by 17% as compared to 2004. The profit margin was basically influenced by the following major factors:

- *Increase of receipts from sales of metals while there was a general trend for reduction of cost of products sold, and*
- *Losses on operating activity due to sales of securities owned by the Issuer.*

In this connection, the net profit ratio of the Company increased by 8% in 2005 regardless of losses on sales of securities.

The values of all profitability indicators and the ratio of capital turnover show a steady trend for growth during the last 3 years.

In Quarter I 2006 the Company's operating result is a loss amounting to (-22,634,411 thousand rubles). Reduction of net profit in comparison with the similar figures of Quarter IV 2005 was caused by recognizing of operating expenses in Quarter I 2006 as expenses associated with redemption of own shares acquired and bought out from the shareholders (see also para. 2.1). The figures of profitability of the capital and shares also have negative values for the period under review. At the same time, the sales profitability ratio continues to show a positive trend and achieves the value of 63.31 as compared to 57.06 in 2005.

The Articles of Association and the internal documents of OJSC MMC Norilsk Nickel do not provide for approval of the Issuer's Quarterly Report by the Board of Directors or the Management Board of the Company.

4.1.2. Factors affecting sales revenue and operating profit

The basic factors affecting change in the amount of receipts from sales of products (works, services) of OJSC MMC Norilsk Nickel are sales volumes, selling prices and fluctuations of the ruble exchange rates to US dollar.

The degree of influence of the above mentioned factors on the amount of receipts for the period from 2001 to 2005 and Quarter I 2006 is shown in the following table:

Indicator	2001	2002	2003	2004	2005	Quarter I 2006
Sales volumes	*-48.2*	*-66.4*	*+24.4*	*-53.0*	*+5.8*	*-148.3*
Selling prices	*-66.9*	*+158.0*	*+83.2*	*+192.9*	*119.0*	*+56.7*
Ruble and US dollar exchange rate	*+15.1*	*+8.4*	*-7.6*	*-39.9*	*-24.8*	*-8.4*

*) % to the previous period

The Articles of Association and the internal documents of OJSC MMC Norilsk Nickel do not provide for approval of the Issuer's Quarterly Report by the Board of Directors or the Management Board of the Company.

4.2. Liquidity

Indicators characterizing the Issuer's liquidity:

No.	Indicator	As of 31.12.2001	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004	As of 31.12.2005	As of 31.03.2006
1	Working capital, RUB 000'	*40,051,159*	*23,133,101*	*25,662,737*	*14,603,606*	*(10,577,977)*	*(2,516,922)*
2	Permanent asset index	*0.74*	*0.85*	*0.86*	*0.93*	*1.05*	*1.01*
3	Working capital ratio	*1.70*	*2.07*	*1.89*	*1.40*	*1.09*	*1.19*
4	Quick liquidity ratio	*0.59*	*0.64*	*0.96*	*0.80*	*0.59*	*0.64*
5	Capital autonomy ratio	*0.73*	*0.70*	*0.69*	*0.69*	*0.67*	*0.64*

The amount of the Company's working capital reduced to the level of (-10,577,977) thousand rubles in 2005. The main factor which caused reduction of the working capital as compared to the level of 2004 is accounted for by increase of long-term financial investments.

The same factor (increase of long-term financial investments) also influenced other indicators characterizing the Company liquidity, - permanent asset index, working capital and quick liquidity ratios (due to utilization of monetary funds during investment).

However, in general the figures given in the table show a quite high level of the Company liquidity although there is a slight negative trend in the last reporting period.

In Quarter I 2006 the level of liquidity is generally consistent with the level of 2005.

The Articles of Association and the internal documents of OJSC MMC Norilsk Nickel do not provide for approval of the Issuer's Quarterly Report by the Board of Directors or the Management Board of the Company.

4.3. Size and Composition of the Issuer's Capital and Current Assets

4.3.1. Size and composition of the Issuer's capital and current assets

Size and composition of the Issuer's capital

No.	Indicator	As of 31.12.2005		As of 31.03.2006	
		Amount	Structure, %	Amount	Structure, %
1	Authorized capital, RUB 000'	*213,906*	*0.10*	*190,628*	*0.11*

2	Value of own shares redeemed from shareholders, RUB 000'*	*(40,997,171)*	*(18.47)*	-	-
3	Percentage of value of own shares redeemed from shareholders, of outstanding stock (authorized capital); %	*10.88%*	-	-	-
4	Amount of reserve capital created on account of deductions from income, RUB 000'	*32,086*	*0.01*	*28,594*	*0.02*
5	Additional capital, RUB 000'	*48,379,051*	*21.80*	*48,188,183*	*28.02*
6	Undistributed profit of prior years, RUB 000'	*156,174,092*	*70.36*	*146,210,863*	*85.01*
	Undistributed profit (uncovered loss) of the period under review, RUB 000'	*58,159,465*	*26.20*	*(22,634,411)*	*(13.16)*
7	Target financing funds, RUB 000'	-	-	-	-
8	**Total capital value, RUB 000'**	**221,961,429**	**100.00**	**171,983,857**	**100.00**

* The value of acquired own shares is given based on decision of the Board of Directors dated December 2, 2004 and amount of redeemed own shares by virtue of decision on restructuring adopted by the Extraordinary General Meeting of September 30, 2005.

The amount of the authorized capital given in this section is consistent with the constituent documents of OJSC MMC Norilsk Nickel.

The total value of the Company's capital as of December 31, 2005 amounts to 221.9 bln rubles, the change for 2005 + 2.9 bln rubles (or 1.3%) was caused by the following factors:
- ***growth of the amount of undistributed profits;***
- ***redemption of own shares from the shareholders, which resulted in reduction of the Company's capital.***

The share of undistributed profit in the capital was 96% in 2005.

As of March 31, 2006, the Company's total capital value amounts to 171.9 bln rubles. The main factors which materially affected the capital reduction are as follows (see also para. 2.1):

1) transfer of a portion of OJSC MMC Norilsk Nickel's property to OAO Polyus Zoloto according to the separation balance-sheet;
2) losses associated with recognition of redemption of own shares acquired and redeemed from the shareholders.

Size and composition of current assets:

No.	Indicator	As of 31.12.2005		As of 31.03.2006	
		Amount	Structure, %	Amount	Structure, %
1	Stocks, RUB 000'	*39,739,789*	*39.85*	*39,515,797*	*40.17*
2	VAT on values acquired, RUB 000'	*6,383,429*	*6.40*	*5,762,175*	*5.86*
3	Accounts receivable, RUB 000'	*35,787,213*	*35.89*	*39,248,686*	*39.90*
4	Short-term financial investments, RUB 000'	*15,918,932*	*15.96*	*10,725,270*	*10.90*
5	Cash assets, RUB 000'	*1,671,382*	*1.68*	*2,868,385*	*2.92*
6	Other current assets, RUB 000'	*224,196*	*0.22*	*246,431*	*0.25*
7	**Total current assets, RUB 000'**	*99,724,941*	*100 00*	*98,366,744*	*100.00*

As of the end of 2005, the specific weight of marketable current assets (subpara. 4-5) is 17.6%. As compared to 2004, this indicator reduced by 10%, essentially, due to reduction of the cash balance.

As of March 31, 2006, the share of marketable assets in the current assets of the Company is 13.8%.

The Company policies as related to financing of current assets consists in the following:

1. ***Financing of operating activity on account of own funds.***
2. ***Utilization of reasonable borrowed funds for strategic investments.***

4.3.2. Financial investments

As of December 31, 2005

List of the Issuer's financial investments in equity securities accounting for 10 and more per cent of all its financial investments:

Type of securities: shares;

Full corporate name: ***"Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company;***

Abbreviated corporate name: ***OAO "RAO "Norilsk Nickel";***

Location: ***Russian Federation, Taimyr (Dolgano - Nenets) Autonomous District, Dudinka, Korotkaya Street 1, building 2;***

State registration numbers of equity securities issues and dates of state registration, registration authorities dealing with state registration of equity securities issues:

Number MF19-1p-00458 registered on 14.06.1994 with the Department for Securities and Financial Market of the Ministry of Finance of the Russian Federation;

Number 1-02-00107-A registered on 5.12.1997 with FCSM of Russia;

Number 1-03-00107-A registered on 29.03.1999 with FCSM of Russia;

Number 1-04 00107-A registered on 13.07.2000 with FCSM of Russia;

Number of securities held by the Issuer: ***183,192,229;***

Total nominal value of securities held by the Issuer: ***45,798,057.25 rubles;***

Total book value of securities held by the Issuer: ***48,465,263,401.06 rubles;***

Size of preference dividend or procedure of determining it based on the size of preference dividend for 2004: ***0 rubles;***

Size of ordinary dividend for 2004: ***0 rubles;***

Type of securities: shares;

Full corporate name: ***"Polyus" Gold Producing Company, Closed Joint-Stock Company;***

Abbreviated corporate name: ***ZAO "Polyus";***

Location: ***663280, Krasnoyarsk Territory, township of Severo-Yeniseisky, Belinsky Street 2-B;***

State registration numbers of equity securities issues and dates of state registration, registration authorities dealing with state registration of equity securities issues:

Number 3-03-70170-N registered on 08.10.1999 with Krasnoyarsk Regional Department of FCSM of Russia;

Number 1-03-70170-N registered on 21.11.2001 with Krasnoyarsk Regional Department of FCSM of Russia;

Number 1-03-70170-N-001D registered on 20.08.2004 with Krasnoyarsk Regional Department of FCSM of Russia;

Number1-03-70170-N-002D registered on 16.05.2005 with Regional Department of FCSM for Siberian Federal District;

Number of securities held by the Issuer: ***419;***

Total nominal value of securities held by the Issuer: ***131,600 rubles;***

Total book value of securities held by the Issuer: ***58,316,813,679.60 rubles;***

Size of preference dividend for 2004: ***0 rubles;***

Size of declared ordinary dividend for 2004: ***0 rubles.***

Type of securities: shares, global depositary receipts

Full corporate name: ***"UES of Russia" Russian Open Joint-Stock Company for energy industry and electrification;***

Abbreviated corporate name: ***OAO RAO "UES of Russia";***

Location: ***119526, Moscow, Vernadsky Avenue 101, building 3;***

State registration number of issue of preference shares held by the Issuer: ***2-01-00034-A registered on 17.06.2003 with FCSM of Russia;***

State registration number of issue of ordinary shares held by the Issuer: ***1-01-00034-A registered on 17.06.2003 with FCSM of Russia;***

State registration number of issue of global depositary receipts held by the Issuer: ***GDR ISIN US 9046882075;***

Number of preference shares held by the Issuer: ***500,000,000;***

Number of ordinary shares held by the Issuer: ***489,400,000;***

Number of global depositary receipts held by the Issuer: ***5,269,700;***

Total nominal value of preference and ordinary shares held by the Issuer: ***758,185,000 rubles.***
Total book value of securities held by the Issuer: ***17,585,880,460.63 rubles;***
Size of preference dividend for 2004: ***55,825,000 rubles;***
Size of declared ordinary dividend for 2004: ***10,425,350 rubles.***

Information on created provisions to cover depreciation of securities:
Amount of provision to cover depreciation of financial investments as of 01.01.2005 – ***164,089 thousand rubles.***
Amount of provision to cover depreciation of financial investments as of 31.12.2005 – ***518,572 thousand rubles.***

There are no investments of the Issuer in non-equity securities and other financial investments accounting for 10 and more per cent of all its financial investments as of December 31, 2005.

As of March 31, 2006

List of the Issuer's financial investments in equity securities accounting for 10 and more per cent of all its financial investments:

Type of securities: shares;
Full corporate name: ***"Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company;***
Abbreviated corporate name: ***OAO "RAO "Norilsk Nickel";***
Location: ***Russian Federation, Taimyr (Dolgano - Nenets) Autonomous District, Dudinka, Korotkaya Street 1, building 2;***
State registration numbers of equity securities issues and dates of state registration, registration authorities dealing with state registration of equity securities issues:
Number MF19-1p-00458 registered on 14.06.1994 with the Department for Securities and Financial Market of the Ministry of Finance of the Russian Federation;
Number 1-02-00107-A registered on 5.12.1997 with FCSM of Russia;
Number 1-03-00107-A registered on 29.03.1999 with FCSM of Russia;
Number 1-04 00107-A registered on 13.07.2000 with FCSM of Russia;
Number of securities held by the Issuer: ***183,192,229;***
Total nominal value of securities held by the Issuer: ***45,798,057.25 rubles;***
Total book value of securities held by the Issuer: ***48,465,263,401.06 rubles;***
Size of preference dividend or procedure of determining it based on the size of preference dividend for 2004: ***0 rubles;***
Size of ordinary dividend for 2004: ***0 rubles;***

Type of securities: shares, global depositary receipts
Full corporate name: ***"UES of Russia" Russian Open Joint-Stock Company for energy industry and electrification;***
Abbreviated corporate name: ***OAO RAO "UES of Russia";***
Location: ***119526, Moscow, Vernadsky Avenue 101, building 3;***
State registration number of issue of preference shares held by the Issuer: ***2-01-00034-A registered on 17.06.2003 with FCSM of Russia;***
State registration number of issue of ordinary shares held by the Issuer: ***1-01-00034-A registered on 17.06.2003 with FCSM of Russia***;
State registration number of issue of global depositary receipts held by the Issuer: ***GDR ISIN US 9046882075;***
Number of preference shares held by the Issuer: ***500,000,000;***
Number of ordinary shares held by the Issuer: ***489,400,000;***
Number of global depositary receipts held by the Issuer: ***5,269,700;***
Total nominal value of preference and ordinary shares held by the Issuer: ***758,185,000 rubles.***
Total book value of securities held by the Issuer: ***17,585,880,460.63 rubles;***
Size of preference dividend for 2004: ***55,825,000 rubles;***
Size of declared ordinary dividend for 2004: ***10,425,350 rubles.***

Information on created provisions to cover depreciation of securities:
Amount of provision to cover depreciation of financial investments as of 01.01.2005 – ***164,089 thousand rubles.***
Amount of provision to cover depreciation of financial investments as of 31.12.2005 – ***518,572 thousand rubles.***

No provision to cover depreciation of securities was created in Quarter I 2006, and no reserve funds to cover depreciation of securities were used in Quarter I 2006.

There are no investments of the Issuer in non-equity securities and other financial investments accounting for 10 and more per cent of all its financial investments as of March 31, 2006.

The information on financial investments has been given in accordance with the Russian Accounting Standards "Investment Accounting" approved by Order of the Ministry of Finance of Russia dated 10.12.2002 No.126n.

4.3.3. Intangible assets

Information on the structure of intangible assets, initial (replacement) cost of intangible assets and accumulated amortization:

No.	Group of Intangible Assets	Initial Cost	Accumulated Depreciation
	As of 31.12.2001		
1	Exclusive right of owner for trademark	*62*	-
2	Exclusive copyright for book	*200*	*7*
3	Intellectual property rights arising out of agreements for computer programs and data bases	*6*	*3*
Total, RUB 000':		*268*	*10*
	As of 31.12.2002		
1	Exclusive right of owner for trademark	*62*	-
2	Exclusive copyright for book	*200*	*47*
Total, RUB 000':		*262*	*47*
	As of 31.12.2003		
1	Exclusive right of owner for trademark	*778*	*102*
2	Exclusive patentee's right for invention	*738*	*19*
3	Exclusive copyright for book	*200*	*84*
Total, RUB 000':		*1,716*	*205*
	As of 31.12.2004		
1	Exclusive right of owner for trademark	*959*	*187*
2	Exclusive patentee's right for invention	*54,339*	*1,759*
Total, RUB 000':		*55,298*	*1,946*
	As of 31.12.2005		
1	Exclusive right of owner for trademark	*897*	*263*
2	Exclusive patentee's right for invention	*54,339*	*5,866*
Total, RUB 000':		*55,236*	*6,129*
	As of 31.03.2006		
1	Exclusive right of owner for trademark	*897*	*285*
2	Exclusive patentee's right for invention	*54,339*	*6,893*
Total, RUB 000':		*55,236*	*7,178*

The information on intangible assets has been given in accordance with the Russian Accounting Standards "Intangible Assets Accounting" approved by Order of the Ministry of Finance of Russia dated 16.10.2000 No.91n.

4.4. The Issuer's Policy and Investments in Scientific and Technological Development, Licenses, Patents, New Research and Developments

The Company management approved the Concept of Production and Technology Development for the Period to 2010 (Minutes of the Management Board No. GMK/50-pr-p of December 19, 2002 and Minutes of the Board of Directors No. GMK/5-pr-sd of March 18, 2003) (hereinafter – the Company Development Concept).

The Issuer's research and development activity is intended to support the Company Development Concept implementation by the results of research and development, feasibility studies, design and exploration.

With a view to improving efficiency of management of the results of research and development and creating the background for transition to a new qualitative level of management of the Company technological development, activities have been continued as to master the reporting system using a certificate of comprehensive assessment of the results of research and development. Activities have been initiated as to creation of the "Corporate Standard of OJSC MMC Norilsk Nickel for professional competence of employees involved in implementing innovative projects" and a set of training and methodical materials on the subject "Principles of innovative technological activity".

The Company's Head Office has finished developing and implementing the Integrated Quality Management and Environmental Control System in accordance with the requirements of international standards ISO 9001:2000 and 14001:2004. Based on the results of certification audit conducted by one of the leading international certification authorities, BVQI, in December a certificate of conformance was issued to OJSC MMC Norilsk Nickel in the field of "Management of production and projects, sales and deliveries of products (nickel, copper, cobalt, precious metals, sulphur, selenium, tellurium)". In 2005 the quality management system in accordance with the requirements of ISO 9001:2000 in the certification domain "Production of nickel, copper and cobalt" was also implemented and successfully certified in the Company's affiliates.

In cooperation with executive authorities and the Metallurgy Committee of the Chamber of Commerce and Industry of Russia, the Company participated in the development of a technical supervision and regulation system for the Russian mining industry. The Company performs a review of the Company's technical standards and their harmonization with requirements of the Federal Law "On Technical Regulation". Within a working group the Company's specialists take part in development of the special technical regulation: "On safety of processes of extraction, concentration and processing of mineral resources" and the general technical regulation: "On environmental safety". During Quarter I, 10 draft special technical regulations were appraised which are developed according to the "Program..." approved by Resolution of the Government of the Russian Federation.

Information on the number of obtained patents for inventions relating to improvement of the Company technological processes will be given in subsequent reports of 2006.

In Quarter I 2006 total R&D expenses amounted to 17.06 mln Rubles.

There is no risk of expiry of trademark licenses.

4.5. Trend Analysis of the Issuer Core Operations

The main factor which considerably influences the Company performance is prices for non-ferrous and precious metals in the world market.

During the last four years, there has been the longest for the last 50 years period of metal price boost, and the 2004-2005 period showed a steady growth of prices. The basic reasons for a steady growth of metal prices are as follows:
- Stable worldwide demand;
- Cost escalation during metal production.

Most regions show a trend for increase in growth rates of commercial production. Judging by the basic figures of commercial production, analysts predict persistence of increased activity for a few next months. For the most part, acceleration of the worldwide demand is supported by the growth of economies in Asia and, especially, in China.

Cost escalation during metal production conditioned by such factors as growth of prices for energy, reduction of metal content in ore, increase of capital expenses in the mining industry, also contributes to persistence of a high level of the world prices for metals.

The second important factor affecting the proceeds is dollar-ruble exchange rate.

In the period of 2000-2003 there was a tendency for increase in the rate of dollar, which positively influenced the amount of proceeds. The highest rates of dollar were in 2002 +7.6%.

Beginning from 2003, there has been a gradual decline of the dollar rate as compared to the previous period: -2.5% in 2003, -6.0% in 2004. The actual ruble-dollar exchange rate in 2005 was 28.31 RUB/$, which is lower than the level of 2004 by 50 kopecks (-1.74%). This negative trend also persisted in Quarter I 2006 (-1%). At present time, there are opportunities for ruble to continue to strengthen.

In addition, the Company's operations are still considerably affected by:
- *market risks;*
- *national currency rate;*
- *amendment of labour safety and environment protection law;*
- *manufacturing risk arising from severe weather conditions of the Far North.*

The risks described above may materially affect the Company's operations, sales, revenue, assets, liquidity and capital resources.

Major competitors of OJSC MMC Norilsk Nickel are:
on nickel market — INCO (Canada), Falconbridge (Canada), Jinchuan (China);
on copper market — Codelco (Chile), Phelps Dodge (USA), Grupo Mexico (Mexico), Urals Mining and Metallurgical Company (Russia);
on PMs market — Anglo Platinum (South Africa), Impala (South Africa), Lonmin (South Africa).

Factors of the Company's competitiveness:
In logistics:
- *availability of sources of raw materials with high content of basic elements;*
- *availability of cheap power sources.*

In production:
- *employment of highly efficient production processes;*
- *operation of state-of-the-art equipment;*
- *availability of a specialized branch research institute;*
- *high-skilled personnel.*

In marketing:
- *low production costs (by virtue of the above factors);*
- *efficient logistical product delivery system;*
- *full-scale distribution network and end user orientation;*
- *products' compliance with international standards.*

The Articles of Association and by-laws of OJSC MMC Norilsk Nickel do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

V. Details of Members of the Issuer Management, Internal Audit System and Officers

5.1. Structure and Powers of the Issuer Management

Supreme management powers in the Company are vested in the General Shareholders Meeting.

The Board of Directors is empowered to exercise general management of the Company operations except resolving matters within authority of the General Shareholders Meeting under the Articles of Association.

Everyday management of the Company is exercise by Director General (single executive) and the Management Board (executive board).

Powers of the general shareholders meeting provided for by the Articles of Association:

5.19. The following issues shall come within authority of the Meeting:
5.19.1. amendment and modification of the Articles of Association or approval of the restated Articles of Association;
5.19.2. reorganization of the Company;
5.19.3. liquidation of the Company, appointment of the liquidation committee and approval of trial and final liquidation balance sheet;
5.19.4. determination of the composition, election and dismissal of the Board of Directors;
5.19.5. determination of the number, par value and classes (types) of authorized shares and powers assigned to such shares;
5.19.6. increase of the authorized capital by increasing par value of existing shares or issuing of additional shares as provided for by the Federal Law;
5.19.7. reduction of the authorized capital by reducing par value of existing shares, acquisition by the Company of outstanding shares to reduces their total number or redemption of acquired or bought out shares;
5.19.8. election and dismissal of the Audit Committee;
5.19.9. approval of the Company auditor;
5.19.10. approval of annual statements, annual accounts including profit and loss accounts of the Company and distribution of annual profits and losses including payment (declaration) of dividends;
5.19.11. approval of proceedings of the General Shareholders Meeting;
5.19.12. election and dismissal of the accounting board;
5.19.13. splitting and consolidation of shares;
5.19.14. approval of transactions described in Article 83 of the Federal Law;
5.19.15. approval of major transactions described in Article 79 of the Federal Law;
5.19.16. purchase of outstanding shares of the Company as specified by the Federal Law;
5.19.17. resolution on participation in holding companies, financial and industrial groups, associations and other business alliances;
5.19.18. approval of the Company by-laws;
5.19.19. other matters provided for by the Federal Law.

Powers of the Issuer's board of directors under the Articles of Association:

6.3. Powers of the Board of Directors:
6.3.1. The Board of Directors shall be empowered to exercise general management of the Company except resolving matters within authority of the General Shareholders Meeting.

6.3.2. The Board of Directors shall not delegate to executive bodies of the Company any matters vested in its authority under the Federal Law and these Articles of Association.
6.3.3. The Board of Directors shall be empowered to:
6.3.3.1. determine priority lines, concepts and strategy of the Company development and method of implementation thereof, approve the Company's plans and budgets and any modification thereof;
6.3.3.2. convene the annual and extraordinary Meeting except as specified by the Federal Law;
6.3.3.3. approve the agenda of the Meeting;
6.3.3.4. fix the date of registration of persons entitled to attend the Meeting and resolve other matters relating to the preparation and holding of the Meeting vested in the Board of Directors by the Federal Law;
6.3.3.5. submit to the Meeting matters specified in paragraphs 5.19.2, 5.19.6, 5.19.13-5.19.18 of these Articles of Association;

6.3.3.6. issue debentures and other regular securities of the Company including convertible debentures and other convertible regular securities as provided for by the Federal Law;
6.3.3.7. determine the price (value) of assets, securities issue and redemption price as provided for by the Federal Law;
6.3.3.8. redeem outstanding shares, debentures and other securities of the Company as provided for by the Federal Law;
6.3.3.9. appoint and dismiss executive bodies of the Company:
— elect and remove Director General, fix the remuneration and compensation payable to and approve and terminate the contract with Director General;
— elect the Management Board of the Company (on presentation by Director General), fix the remuneration and compensation payable to and approve and terminate the contracts with members of the Management Board;
6.3.3.10. recommend on the size of the remuneration and compensation payable to members of the Audit Committee and the Company auditor fee;
6.3.3.11. recommend on the size of dividends on shares and payment procedure;
6.3.3.12. spend reserve and other funds of the Company;
6.3.3.13. approve by-laws of the Company except those to be approved by the Meeting under the Federal Law and by the Company's executive bodies under these Articles of Association;
6.3.3.14. establish (wind up) branches and open (close) representative offices of the Company;
6.3.3.15. approve participation of the Company in other entities and transactions in members' shares held by the Company which result or may result in disposal or encumbrance of such shares and make other decisions which may results in the change of the Company's interests in other entities (resolutions to refrain from the exercise of pre-emptive rights, to subscribe to shares, etc.);
6.3.3.16. approve major transactions as provided for by the Federal Law;
6.3.3.17. approve non-arm's length transactions as provided for by applicable law;
6.3.3.18. approve the Registrar of the Company, approve and terminate the contract with the Registrar;
6.3.3.19. increase the authorized capital of the Company through the issue of additional shares within the number and classes (types) specified for authorized shares;
6.3.3.20. approve securities issues, issue reports and prospectuses as specified by applicable federal law and other regulations;
6.3.3.21. convene the general holding meeting of the subsidiary and approve the agenda thereof unless otherwise specified by the subsidiary's articles of association;
6.3.3.22. amend and modify these Articles of Association as provided for by the Federal Law;
6.3.3.23. exercise control over the execution of the budgets approved by the Board of Directors;
6.3.3.24. approve regulations for the Company's branches and representative offices;
6.3.3.25. approve the Company's dividend policy;
6.3.3.26. approve the internal control system and procedures and the management information system;
6.3.3.27. appoint (remove) chairman of the Company's auditing department and fix the his remuneration;
6.3.3.28. approve requirements to nominees to and the appointment procedure of the auditing department personnel;
6.3.3.29. approve the Regulations for the auditing department of the Company;
6.3.3.30. specify requirements to nominees to the Management Board and Director General of the Company;
6.3.3.31. appoint (remove) Secretary of the Company, approve the contract and the remuneration of such Secretary;
6.3.3.32. approve the Regulations for the Secretariat of the Company;
6.3.3.33. approve transactions to the amount Two (2) and more per cent of balance-sheet value of the Company's assets recorded on the last balance-sheet date;
6.3.3.34. identify basic risks inherent in the Company's operations and implement measures and procedures of risk management;
6.3.3.35. approve public relations and investor policy;
6.3.3.36. exercise supervision over management of the Company and financial and business operations thereof, appraise performance of Director General and members of the Management Board and exercise control over compliance with resolutions of the Board of Directors;
6.3.3.37. resolve on the invitation of independent observers to supervise the counting of votes at the Meeting;
6.3.3.38. appoint committees consisting of members of the Board of Directors;
6.3.3.39. vest in members of the Management Board responsibility for supervision over particular lines of the Company operations;
6.3.3.40. elect and dismiss deputy chairman (chairmen) of the Board of Directors;
6.3.3.41. appoint (remove) Secretary of the Board of Directors;

6.3.3.42.determine the procedure of voting by shares held by the Company in other business entities on the increase of the authorized capital, reorganization or liquidation of such business entities;
6.3.3.43.resolve other matters provided for by the Federal Law.

Powers of the Issuer's single executive and executive board under the Articles of Association:

7.8. The Management Board may:
7.8.1. prepare and submit to the Board of Directors proposals for amendment of the Company's Articles of Association;
7.8.2. compile and submit to the Board of Directors preliminary reports on the Company's financial and business operations;
7.8.3. prepare proposals for the transactions to be approved by the Meeting or the Board of Directors;
7.8.4. review and appraise financial and business results of the Company including the execution of approved plans, programs and review reports and other information on operations of the Company, its subsidiaries, branches and representative offices;
7.8.5. prepare proposals for the spending of the Company's reserve fund;
7.8.6. discuss materials to be presented to meetings of the Board of Directors;
7.8.7. appoint managers of branches and representative offices of the Company;
7.8.8. determine the procedure of voting by shares held by the Company in other business entities except as provided for in paragraph 6.3.3.43 hereof;
7.8.9. appoint representative of the Company at general shareholders meetings of business entities in which the Company holds interests and issue voting instructions according to the resolution of the Management Board or the Board of Directors.

The Issuer has no by-law specifying corporate rules of conduct.

In the period under review, on March 17, 2006, there were changes made in the Articles of Association of OJSC MMC Norilsk Nickel in paras. 3.1., 3.2., 5.7., 6.2.8., 6.3.3.

The Internet site where a full version of the applicable Articles of Association of OJSC MMC Norilsk Nickel as amended and supplemented and by-laws regulating the Issuer's management bodies are available: http://www.nornik.ru/shareholders/documents/

5.2. Details of Members of the Issuer Management

Members of the Board of Directors

Chairman: Klishas Andrey Alexandrovich

Members of the Board of Directors:

Bugrov Andrey Yevgenyevich

Born in: 1952

Education: higher education (Moscow State Institute of Foreign Relations), post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1993-2002
Entity: World Bank Group (Washington, USA)
Office: Representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development (IBRR) and the International Finance Corporation (IFC), Washington (USA)

Period: 2002-2004
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002-2003
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors, President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Chamber of Commerce and Industry of the Russian Federation
Office: member of the Management Board, member of the Committee for Financial Markets and Lending Institutions

Period: 2002 – present time
Entity: Non-governmental Organization "Council for Foreign and Defense Policy"
Office: member of the Council

Period: 2002 – 2005
Entity: "Russian Utility Systems" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: AIG-INTERROS ADVISOR, LTD.
Office: Director

Period: 2003 – present time
Entity: AIG-INTERROS RCF, LTD.
Office: Director

Period: 2003 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Fincom — Investments and Management" Limited Company
Office: Chairman of the Supervisory Board

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Managing Director, member of the Board of Directors

Period: 2004 – 2006
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: RAO UES of Russia
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "Regional Generation Company No. 1" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 - present time
Entity: "Prof-Media Management" Limited Liability Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Guy de Selliers

Born in: 1952

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: Fleming/JP Morgan/Chase
Office: Chairman of the Board of Directors, Eastern Europe

Period: 1998-2001
Entity: NIF Holding
Office: non-executive member of the Board of Directors

Period: 1998 – present time
Entity: Solvay S.A.
Office: non-executive member of the Board of Directors

Period: 2000 – present time
Entity: Partners in Hope
Office: Chairman of the Board of Trustees

Period: 2001 – present time
Entity: Wimm Bill Dan
Office: non-executive member of the Board of Directors

Period: 2001-2001
Entity: British Titanium
Office: non-executive member of the Board of Directors

Period: 2001 – 2005
Entity: Fortis Group
Office: member of the International Supervisory Board

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: HB Advisors
Office: Chairman of the Board of Directors

Period: 2003 – present time
Entity: "Shatura" Furniture Company" Open Joint Stock Company

Office: non-executive member of the Board of Directors

Period: 2005 - present time
Entity: Allied Resource Corporation (USA)
Office: non-executive director

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Dolgikh Vladimir Ivanovich

Born in: 1924

Education: post-graduate professional education, Doctor of Engineering

Offices occupied over the last 5 years:

Period: 1988 – present time
Entity: retiree
Office: N/A

Period: 1997 – present time
Entity: "Krasnoyarsk Fraternity" Society
Office: Chairman of the Management Board

Period: 1999 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Moscow City Council of Veterans of War, Labour, Armed Forces and Law Enforcement Bodies
Office: Chairman of the Moscow City Council

Share in the Issuer's authorized capital: 0.00025%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Klishas Andrey Alexandrovich

Born in: 1972

Education: post-graduate professional education, Candidate of Law

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "Sidanco" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1998 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company

Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director for Legal Issues, Deputy Director General, Director General, Chairman of the Management Board

Period: 1999-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Roskhleboprodukt" Federal Contract Corporation" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Chairman of the Board of Directors

Period: 2002 – present time
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002 – present time
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Fincom — Investments and Management" Limited Company
Office: member of the Supervisory Board

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Zoloto" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General-Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Zoloto" Open Joint-Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Salnikova Ekaterina Mikhailovna

Born in: 1957

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "Sidanco" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1998-2003
Entity: "Fincom — Investments and Management" Limited Company
Office: member of the Supervisory Board

Period: 1998 – present time
Entity: "Universalinvest" Closed Joint Stock Company
Office: Director General

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director, Corporate Governance

Period: 2000-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2004
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Management Board

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – 2006
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2004-2005
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2006 – present time

Entity: "Polyus Zoloto" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ugolnikov Kirill Lvovich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2000
Entity: State Tax Service of the Russian Federation, Ministry of the Russian Federation for Taxes and Charges
Office: Deputy Manager of the State Tax Service of the Russian Federation, First Deputy Minister of the Russian Federation for Taxes and Charges

Period: 2000 – present time
Entity: "Vneshyurkollegia" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – present time
Entity: "Investsberbank" Joint-Stock Commercial Bank (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Heinz S. Schimmelbusch

Born in: 1944

Education: higher professional education, Doctor of Economics

Offices occupied over the last 5 years:

Period: 1994 – present time
Entity: Allied Resource Corporation (USA)
Office: Chairman of the Board of Directors, Director General

Period: 1997 – present time
Entity: Safeguard International Fund L.P.
Office: Managing Director, partner and founder

Period: 1998 – present time
Entity: Metallurg Holdings, Inc.
Office: Chief Executive Officer, member of the Board of Directors

Period: 1998 – present time
Entity: ALD Vacuum Technologies AG

Office: Chairman of the Supervisory Board

Period: 2001 – present time
Entity: Pfalz-Flugzeugwerke GmbH
Office: Chairman of the Supervisory Board

Period: 2002 – present time
Entity: Metallurg Inc.
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Millstream Acquisition Corporation
Office: member of the Board of Directors

Period: 2003 – present time
Entity: Timminco Limited
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

The Issuer's single executive and members of the executive board:

Komarov Igor Anatolyevich

Born in: 1964

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: "Joint Stock Commercial Savings Bank of the Russian Federation" Open Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002-2004
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "National Organization for Financial Accounting and Reporting Standards" Foundation
Office: member of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General – member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Kotlyar Yuri Alexeevich

Born in: 1938

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1997-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: First Deputy Director General

Period: 1999-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors (elected to the Board of Directors in 1996, 1997)

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Director General

Period: 2000-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Management Board

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chairman of the Management Board

Period: 2001 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Director General — Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Denis Stanislavovich

Born in: 1973

Education: post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1999-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Manager of the Corporate Capital Management, Shareholder and Investor Division

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager, Legal Division

Period: 2001-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Manager, Legal Division (part-time officer)

Period: 2002 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Management Board

Period: 2002-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2005
Entity: Gold-Mining "Polyus" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager of the Office of the Board of Directors (part-time officer)

Period: 2003 – present time

Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company
Office: Deputy Director General (part-time officer)

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Period: 2006 – present time
Entity: "Polyus Zoloto" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: 0.000004%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General-Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Zoloto" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Rozenberg Jokves Iosifovich

Born in: 1943

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1999-2003
Entity: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Office: member of the Scientific and Technical Council

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Deputy Director General — Chairman of the Scientific and Technical Council

Period: 2001-2001
Entity: "NORMETIMPEX" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2001
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: 0.00047%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Sprogis Viktor Yevgenyevich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2001
Entity: "Raznoimport" Open Joint Stock Company
Office: First Deputy Director General

Period: 2001-2005
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Marketing

Period: 2005 – present time

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Finsky Maksim Valeryevich

Born in: 1966

Education: higher professional education, candidate of legal sciences

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: Manager of the Customer Relations Division, Director of the Commercial and Banking Operations Department, Deputy Chairman of the Management Board, First Deputy Chairman of the Management Board

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Babayevski" Confectionery Concern" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002 – present time
Entity: International Platinum Association e.V.
Office: member of the Board of Directors

Period: 2002-2003
Entity: "Murmansk Shipping Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Metal Trade Overseas SA, Zug, Switzerland
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Cheskis Dmitry Semyonovich

Born in 1954

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1996-2001
Entity: "OKAMET" Limited Company
Office: Executive Director

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager, Domestic Market Division

Period: 2002-2004
Entity: "Normetimpex" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2002-2005
Entity: "Norilsk Metals" Limited Company
Office: Chairman of the Board of Directors

Period: 2003 – present time
Entity: "Yenisei Shipping Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Officer acting as single executive:

Prokhorov Mikhail Dmitryevich

5.3. Information on Remuneration, Benefits and/or Compensations of the Issuer Management Bodies

All types of remuneration paid to members of the Company's Board of Directors in 2005 — 5,838,583 Rubles*

All types of remuneration paid to members of the Company's Management Board and Director General in 2005 — 69,369,603 Rubles*

****- The amount of remuneration paid to Director General - Chairman of the Management Board, M.D. Prokhorov, a member of the Board of Directors, as well as R.T. Morgan and L.B. Rozhetskin who during some periods of 2005 were concurrently present on the Board of Directors and the Management Board, is included in the total remuneration paid to members of the Management Board and Director General.***

The General Shareholders Meeting of OJSC MMC Norilsk Nickel held on June 30, 2005 resolved that during their terms of office members of the Board of Directors of OJSC MMC Norilsk Nickel being "Independent Directors" under paragraph 6.2.8 of the Articles of Association shall be paid a quarterly remuneration of 750,000 Rubles each and "Independent Director" — Chairman of the Audit Committee of the Board of Directors shall be paid a quarterly remuneration of 1,250,000 Rubles. "Independent Directors" are also reimbursed documented expenses incurred in the performance of their office duties (traveling and accommodation expenses, meals, interpreter services) not exceeding 2 mln Rubles a year each.

Members of the Company's executive bodies are paid remuneration provided for by the employment schedule.

5.4. Structure and Powers of the Issuer Internal Control Bodies

Extract from the Articles of Association:

8.1. Control over financial and business operations of the Company shall be exercised by the Audit Committee.

8.2. The Meeting shall elect the Audit Committee consisting of Five (5) members. Proceedings of the Audit Committee shall be specified by the Regulations for the Audit Committee approved by the Meeting.

Members of the Audit Committee shall not be members of the Board of Directors or occupy other offices in the Company's management.

8.3. The Audit Committee shall conduct audits annually and at any time when initiated by the Audit Committee or requested by the Meeting, the Board of Directors or shareholders holding in aggregate at least Ten (10) per cent of voting shares.

8.4. Officers of the Company's management shall furnish financial and business records of the Company requested by the Audit Committee.

8.5. The auditor shall audit financial and business operations of the Company on a contract basis in accordance with applicable regulations of the Russian Federation.

8.6. The Audit Committee and the auditor shall prepare opinions as provided for by applicable federal law and other regulations of the Russian Federation.

8.7. The Audit Committee and the auditor may demand convening of the extraordinary Meeting according to the procedure specified by the Federal Law.

The Company does not maintain an internal control service.

The Company has no by-law specifying the rules of prevention of insider information use.

5.5. Information on Members of the Issuer Internal Control Bodies

Basova Yulia Vasilyevna

Born in: ***1964***

Education: higher professional education

Offices occupies over the last 5 years:

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: chief economic adviser to President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2003-2005
Entity: "Kolenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Krasnoyarskenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003-2005
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 2005 – present time
Entity: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: 0.00021%
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Meshcheryakov Vadim Yuryevich

Born in: ***1969***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2000***
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Manager of the Claim Administration Department of the Legal Division***

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Director, Legal Department***

Period: 2001-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***adviser to the Bank President***

Period: 2003 - present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Senior Vice President***

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Nikolay Vladimirovich

Born in: ***1967***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2002***
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***Internal Control Service Manager***

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: ***member of the Management Board***

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director of the Internal Control Department

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Rompel Olga Yuryevna

Born in: ***1957***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2002***
Entity: ***Krasnoyarsk Representative Office of "Norilsk Nickel" Mining and Metallurgical Open Joint Stock Company, Closed Joint Stock Company***
Office: Director, Tax and Arbitration Department

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: ***adviser to Director General***

Period: 2002 – present time
Entity: "Taimyr Oil Company" Limited Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

Firsik Olesya Vladimirovna

Born in: ***1970***

Education: higher professional education

Offices occupies over the last 5 years:

Period: ***1998-2003***
Entity: ***"International Finance Company" Joint-Stock Commercial Bank***
Office: ***Chief Accountant***

Period: 2003-2004
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chief Accountant

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: First Vice President

Period: 2005 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chief Accountant

Share in the Issuer's authorized capital: none

Shares in the Issuer's subsidiaries/affiliates: none

Kinship with other members of the Issuer's management and/or auditing bodies: none

5.6. Information on Remuneration, Benefits and/or Compensations of the Issuer Internal Control Bodies

All types of remuneration paid to members of the Company's Audit Committee in 2005 — 10,851,105 Rubles.

5.7. Summary Data on Education and Composition of the Issuer Employees and Personnel Turnover

Indicator	2001	2002	2003	2004	2005	Quarter I 2006
Average staffing number, persons	*69,558*	*64,902*	*62,685*	*59,978*	*53,462*	*48,903*
Share of the Issuer's employees having higher professional education, %	*	*15.9*	*16.9*	*18.6*	*19.8*	*19.8**
Payroll, mln RUB	*17,602.3*	*18,897.8*	*20,823.8*	*22,076.6*	*22,138.1*	*5,426.4*
Social payments, mln RUB	*729.7*	*824.3*	*843.9*	*826.4*	*964.4*	*145.3*
Total salary fund, mln RUB	*18,332.0*	*19,722.1*	*21,667.7*	*22,903.0*	*23,102.5*	*5,571.7*

*- Information on the share of employees having higher education in Quarter I 2006 is given for 2005 as such reporting is drawn up once in a year; information for 2001 was not presented because no such reporting was maintained in that period.

Reduction of the number of employees at OJSC MMC Norilsk Nickel is a result of conducted restructuring, retirement of non-core business units.

A number of trade union organizations operate at OJSC MMC Norilsk Nickel.

5.8. Information on the Issuer Liabilities to Employees Relating to Their Participation in the Issuer's Authorized Capital

No such liabilities exist.

VI. Details of the Issuer Members (Shareholders) and Non-Arm's Length Transactions

6.1. Total number of the Issuer Members (Shareholders)

Total number of shareholders recorded in the shareholders register of OJSC MMC Norilsk Nickel — 59,789;

including nominee holders — 16.

6.2. Details of the Issuer Members (Shareholders) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares and Details of the Issuer Members (Shareholders) Holding at Least 20 Per Cent of the Authorized Capital or at Least 20 Per Cent of Ordinary Shares

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:*

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED"
Location: Kato Pervolia, 33 Lythrodontas, Nicosia, Cyprus
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%
Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: N/A.

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED"
Location: Dionysou, 3A Strovolos, P.C. 2060 Nicosia, Cyprus
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%
Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: N/A.

Full and abbreviated corporate name: ING BANK (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO — nominee holder
Location: 127473, Moscow, Krasnoproletarskaya Street 36
Contact telephone, fax, e-mail: tel. (495) 755-5400; fax (495) 755-5499; e-mail: mail@ibimos.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-03728-000100 issued by the Russian Federal Securities Commissions on December 7, 2000
Number of the Issuer ordinary shares registered in the name of the nominee holder: 82,162,689.

Full and abbreviated corporate name: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company) (nominee holder)
Location: Moscow, Mashi Poryvaevoi Street 11
Contact telephone, fax, e-mail: tel. (495) 956-9238, 440-7936, 440-7906; fax (495) 725-7698, 440-7914; e-mail Mailbox@rosbank.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-05729-000100 issued by the Russian Federal Securities Commission on November 13, 2001
Number of the Issuer ordinary shares registered in the name of the nominee holder: 26,470,498.

*- Information on equity interest of the above mentioned persons in the Issuer is given on the basis of the shareholder register of OJSC MMC Norilsk Nickel.

6.3. Government or Municipal Interests in the Issuer's Authorized Capital, Availability of Special Right ("Golden Share")

Government (municipal) interest in the Issuer's authorized capital: none

6.4. Restrictions on Participation in the Issuer's Authorized Capital

No such restrictions apply.

6.5. Changes in Composition and Interests of the Issuer Shareholders (Members) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares

Record date: February 15, 2001

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: March 10, 2001

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: October 30, 2001

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 17.64%
Block of ordinary shares held by the shareholders: 17.64%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.53%
Block of ordinary shares held by the shareholders: 14.53%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.12%
Block of ordinary shares held by the shareholders: 13.12%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 10.18%
Block of ordinary shares held by the shareholders: 10.18%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record date: February 11, 2002

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: SAFISER INVESTMENTS LTD, SAFISER INVESTMENTS LTD
Share in the Issuer's authorized capital: 15.34%
Block of ordinary shares held by the shareholders: 15.34%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.77%
Block of ordinary shares held by the shareholders: 14.77%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.05%
Block of ordinary shares held by the shareholders: 13.05%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 8.59%
Block of ordinary shares held by the shareholders: 8.59%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.79%

Block of ordinary shares held by the shareholders: 7.79%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record date: May 16, 2002

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.86%
Block of ordinary shares held by the shareholders: 13.86%

Full and abbreviated corporate name: "Interros Estate" Closed Joint Stock Company, ZAO "Interros Estate"
Share in the Issuer's authorized capital: 13.49%
Block of ordinary shares held by the shareholders: 13.49%

Full and abbreviated corporate name: "KM Invest" Closed Joint Stock Company, ZAO "KM Invest"
Share in the Issuer's authorized capital: 6.74%
Block of ordinary shares held by the shareholders: 6.74%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

Record fate: May 14, 2003

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 10.05%
Block of ordinary shares held by the shareholders: 10.05%

Full and abbreviated corporate name: Credit Suisse First Boston Securities Closed Joint Stock Company, ZAO Credit Suisse First Boston Securities
Share in the Issuer's authorized capital: 9.58%
Block of ordinary shares held by the shareholders: 9.58%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.15%
Block of ordinary shares held by the shareholders: 7.15%

****- ADR***

Record date: November 13, 2003

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 20.9%
Block of ordinary shares held by the shareholders: 20.9%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

****- ADR***

Record date: May 7, 2004

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 27.3%
Block of ordinary shares held by the shareholders: 27.3%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.00%
Block of ordinary shares held by the shareholders: 7.00%

****- ADR***

Record date: October 8, 2004

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 24.18%
Block of ordinary shares held by the shareholders: 24.18%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.97%

Block of ordinary shares held by the shareholders: 6.97%

**- ADR*

Record date: May 12, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 35.29%
Block of ordinary shares held by the shareholders: 35.29%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.87%
Block of ordinary shares held by the shareholders: 6.87%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**- ADR*

Record date: August 11, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.51%
Block of ordinary shares held by the shareholders: 36.51%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.84%
Block of ordinary shares held by the shareholders: 6.84%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

****- ADR***

Record date: November 11, 2005

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.46%
Block of ordinary shares held by the shareholders: 36.46%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.79%
Block of ordinary shares held by the shareholders: 6.79%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**** - ADR***

Record date: January 1, 2006

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.41%
Block of ordinary shares held by the shareholders: 36.41%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 6.59%
Block of ordinary shares held by the shareholders: 6.59%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**** - ADR***

6.6. Information on Non-Arm's Length Transactions Executed by the Issuer

In Quarter I 2006 the Board of Directors of OJSC MMC Norilsk Nickel approved 9 non-arm's length transactions for a total amount of 9,046,967.4 thousand Rubles.

The total amount of non-arm's length transactions over Quarter I 2006 is 1,624,043,300.0 thousand Rubles. All transactions were approved by the Board of Directors.

The price of each non-arm's length transaction was less than 5 per cent of the Issuer's assets balance-sheet value.

6.7. Accounts Receivable

The term "accounts receivable" includes long-term and short-term accounts receivable of the Issuer – sum of balance sheet accounts 230 "Accounts Receivable (payments are due in more than 12 months after the reporting date)" and 240 "Accounts Receivable (payments are due within 12 months after the reporting date)".

Total Amount of Accounts Receivable and Total Amount of Overdue Accounts Receivable:

Indicator	As of 31.12.2005	As of 31.03.2006
Total amount of accounts receivable, RUB 000'	*35,787,213*	*39,248,686*
Total amount of overdue accounts receivable, RUB 000'	*3,732,698*	*5,110,096*

Structure of Accounts Receivable and Periods for Discharge of Liabilities:

Liabilities	Period of Payment	
	Prior to One Year	Over One Year
As of 31.12.2005		
Trade debtors, RUB 000'	*24,207,289*	*2,572*
including overdue, RUB 000'	*3,135,832*	*x*
Notes payable, RUB 000'	*5,000*	*-*
including overdue, RUB 000'	*-*	*x*
Accounts receivable from participants (founders) as contribution to the share capital, RUB 000'	*-*	*0*
including overdue, RUB 000'	*-*	*x*
Accounts receivable due to advances paid, RUB 000'	*1,770,443*	*1,206*
including overdue, RUB 000'	*292,304*	*x*
Other accounts receivable, RUB 000'	*9,597,948*	*202,755*
including overdue, RUB 000'	*304,562*	*x*
Total, RUB 000'	*35,580,680*	*206,533*
including total overdue, RUB 000'	*3,732,698*	*x*
As of 31.03.2006		
Trade debtors, RUB 000'	*22,869,042*	*2,572*

including overdue, RUB 000'	*3,799,653*	*x*
Notes payable, RUB 000'	*5,000*	-
including overdue, RUB 000'	-	*x*
Accounts receivable from participants (founders) as contribution to the share capital, RUB 000'	-	-
including overdue, RUB 000'	-	*x*
Accounts receivable due to advances paid, RUB 000'	*2,393,527*	*1,250*
including overdue, RUB 000'	*472,116*	*x*
Other accounts receivable, RUB 000'	*13,888,578*	*88,717*
including overdue, RUB 000'	*838,326*	*x*
Total, RUB 000'	*39,156,147*	*92,539*
including total overdue, RUB 000'	*5,110,096*	*x*

Debtor which has at least 10 per cent of the total amount of accounts receivable:
Full name: ***Closed Joint-Stock Company "NORMETIMPEKS";***
Abridged name: ***ZAO NORMETIMPEKS;***
Location: ***Moscow; Voznesensky Lane 22;***

Indicator	As of 31.12.2005	As of 31.03.2005
Amount of accounts receivable from ZAO NORMETIMPEKS, RUB 000'	*13,037,757*	*12,633,766*
Amount of overdue accounts receivable from ZAO NORMETIMPEKS, RUB 000'	*182*	*1*

ZAO NORMETIMPEKS is the Issuer's affiliate:
Issuer's equity interest in the affiliate – ***100%;***
Affiliate's ordinary shares owned by the Issuer - ***100%;***
Affiliate's equity interest in the Issuer – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

VII. The Issuer Accounts and Other Financial Information

7.1. Annual Accounts

See in Annexes 1, 2, 3.

7.2. Quarterly Accounts for the Last Full Quarter

See in Annex 4.

7.3. Consolidated Accounts for the Last Full Fiscal Year

No information for the period under review is available.

7.4. The Issuer's Accounting Policy

See in Appendix 5.

7.5. Export Sales and Export Share in Total Sales

Indicator	2003	2004	2005	Quarter I 2006
Amount of exports, mln RUB	*122,882.5*	*140,699.1*	*152,288.6*	*41,476.5*
Share of exports in total amount of proceeds, %	*90.8*	*86.1*	*89.0*	*95.8*

7.6. Value of the Issuer's Property and Significant Changes in the Issuer's Assets after the End of the Last Full Fiscal Year

Total property value and accumulated depreciation:

Indicator	As of 31.12.2005	As of 31.03.2006
Total property value, RUB 000'	*48,746,016*	*48,781,591*
Depreciation accumulated on property items, RUB 000'	*7,603,893*	*7,877,347*

During 12 months prior to the end of the period under review, an equipment storage owned by OJSC MMC Norilsk Nickel was appraised to be disposed of. According to the independent appraisal the asset's market value was 2,313.6 thousand Rubles less VAT.

7.7. Litigation Which May Significantly Affect Financial and Business Operations of the Issuer

The Issuer is not a party of any litigation.

VIII. Additional Information on the Issuer and Issued Regular Securities

8.1. Additional Information on the Issuer

8.1.1. Amount and structure of the Issuer's authorized capital

According to the Articles of Association the Issuer's authorized capital amounts to: 190,627,747 Rubles.

The authorized capital is divided into 190,627,747 ordinary shares with par value of 1 Ruble each.

Since October 2001 the ADR (American Depositary Receipts) of shares of OJSC MMC Norilsk Nickel have been traded on foreign over-the-counter markets:
class (type) of shares traded outside the Russian Federation: the program of 1st class American Depositary Receipts (ADR) of ordinary shares in OJSC MMC Norilsk Nickel sponsored by the Bank of New York;
ratio of shares traded outside the Russian Federation to total number of shares of the same class (type): 40.85%;
name and location of the foreign issuer whose securities certify the rights to the Issuer's shares: The Bank of New York Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286, telephone: 212-815-2293; fax: 212-571-3050/1/2;
brief description of the program (program type) of issue of the foreign issuer's securities certifying the rights to the Issuer's shares: the program of sponsored 1st class ADR;
information on the authorization by the Federal Commission of the Issuer's shares trading outside the Russian Federation (if applicable):
Resolution of the Russian Federal Securities Commission No. 475-r of June 9, 2001;
Resolution of the Russian Federal Securities Commission No. 04-427/r of February 17, 2004;
name of the foreign trader(s) of the foreign issuer's securities certifying the rights to the Issuer's shares (if applicable): the Company's ADR are traded by NASDAQ in over-the-counter sections of the London Stock Exchange, the Berlin Stock Exchange;
other information on the Issuer's shares trading outside the Russian Federation to be disclosed at the Issuer's discretion: the Issuer's shares ADR ticker in the USA — NILSY US, in the United Kingdom — MNOD LI, in Germany — NNIA GR.

8.1.2. Changes in the amount of the Issuer's authorized capital

Date	Authorized capital* (Rubles)	Reason of change
*February 15, 2001***	*122,471,917*	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO "Norilsk Mining Company" on September 21, 2000, Minutes No. 2*
*September 28, 2001***	*252,667,409*	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 21, 2001, Minutes No. 1*
June 28, 2002	*213,905,884*	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on March 29, 2002, Minutes No. 1*
February 17, 2006	*190,627,747*	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 17, 2006*

* The authorized capital of OJSC MMC Norilsk Nickel consists of registered ordinary shares with par value of 1 Ruble each.
** Date of registration of the Issue Report.

8.1.3. Formation and spending by the Issuer of the reserve fund and other funds

Reserve fund:
The size of the fund established by the constituent documents: 15% of the authorized capital

Indicator	As of 31.12.2001	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004	As of 31.12.2005	As of 31.03.2006
Size of reserve fund in money terms, RUB 000'	*37,900*	*32,086*	*32,086*	*32,086*	*32,086*	*28,594*
Size of reserve fund in percentage of the authorized capital, %	*15*	*15*	*15*	*15*	*15*	*15*
Allocation to reserve fund during the period under review, RUB 000'	*37,874*	*(5,814)**	-	-	-	*(3,492)**
Amount of money of the reserve fund used during the period under review, RUB 000'	-	-	-	-	-	-

* Reduction of the reserve fund is accounted for by reduction of the authorized capital of OJSC MMC Norilsk Nickel. Pursuant to the Articles of Association of the Company, the size of the reserve fund has been reduced to 15% of the authorized capital.

OJSC MMC Norilsk Nickel creates no other funds on account of net profit.

8.1.4. Procedure of convening and holding the Issuer's supreme management body

Name of the Issuer's supreme management body: General Shareholders Meeting.

Procedure of notifying shareholders (members) of the meeting of the Issuer's supreme management body:

The notice of the Meeting shall be published in the "Izvestia", the "Russian Newspaper" and the "Taimyr" at least 30 days before the date of the Meeting. In the Meeting is held by absentee vote the notice shall be published in the above papers at least 30 days before the deadline for filing absentee ballots.

The notice of the Meeting shall be given by registered mail to any person entitled to attend the General Shareholders Meeting.

The Company may additionally notify its shareholders of the Meeting by publishing the relevant information on its Internet site and by e-mail.

The Company may publish the notice of the Meeting earlier than provided for in the first paragraph hereof.

The Board of Directors may resolve on additional publication of the notice in other printed media.

The notice of the Meeting shall specify:
full corporate name and location of the Company;
form of the Meeting (by personal presence or absentee vote);
date, place and time of the Meeting (including the beginning of shareholder registration) and the Company's mailing address if completed ballots may be mailed to the Company under paragraph 3, Article 60 of the Federal Law or the deadline for filing ballots and the mailing address to which completed ballots shall be sent if the Meeting is held by absentee vote;
record date;
the Meeting's agenda specifying the authors of items on the agenda;
procedure of inspecting information (materials) to be presented in preparation for the Meeting and the office(s) where such information is available.

If a nominee holder of the Company shares is recorded in the shareholders register the notice of the Meeting shall be sent to the nominee's address unless the list of persons entitled to attend the Meeting contains other mailing address to which the notice shall be sent.

Persons (bodies) authorized to call (request calling of) the extraordinary meeting of the Issuer's supreme management body and procedure of filing such requests:

All Meetings except the annual Meeting shall be deemed extraordinary. The extraordinary Meeting may be called by the Board of Directors or if requested by the Audit Committee, the Company auditor and shareholder(s) holding at least 10 per cent of voting shares on the date of calling.

The extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be convened by the Board of Directors. The Board of Directors shall within five days convene the extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares or reject the request. The resolution of the Board of Directors shall be notified within three days.

The request to call the extraordinary Meeting may only be rejected as specified by the Federal Law.

The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

The Board of Directors shall not modify the wording of the agenda items or the suggested form of the extraordinary Meeting called at the request of the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares.

If the Board of Directors fails to call the extraordinary Meeting within the period specified above or rejects the request the extraordinary Meeting may be convened by the relevant bodies and persons.

In that case the Meeting may resolve that the cost of preparation and holding the Meeting be reimbursed by the Company.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Procedure of appointing the date of the meeting of the Issuer's supreme management body: The Company shall convene the annual Meeting not earlier than two months nor later than six months after the end of its fiscal year. The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

Persons entitled to and the procedure of placing items on the agenda of the meeting of the Issuer's supreme management body:

Any shareholder(s) holding at least two per cent of voting shares may place items on the agenda of the annual and extraordinary Meetings and nominate members of the Board of Directors and the Audit Committee whose number shall not exceed the composition thereof. The items to be placed on the agenda and the list of nominees to the Board of Directors and the Audit Committee shall be notified to the Company within 30 days of the end of fiscal year. In addition to information specified in paragraph 4, Article 53 of the Federal Law the notice of nominations to the Board of Directors and the Audit Committee shall contain the following information:

- full name;
- date of birth;
- education;
- offices occupies over the last five years;
- record of conviction of economic crime or crime against the state;
- shareholding;
- offices occupied in other legal entities' management (including full names of such legal entities and the date of appointment);
- the nominee's written acceptance of the office.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Persons entitled to inspect and the procedure of inspecting information (materials) to be presented in preparation for the Meeting.

Information (materials) to be presented to persons entitled to attend the Meeting shall include annual accounts including opinions of the Company auditor and the Audit Committee, details of nominees to the Board of Directors, the Audit Committee, the Company's executive bodies, draft amendments and modification to the Articles of Association and new version of the Articles of Association, draft by-laws of the Company, draft resolution of the Meeting, the Company's annual statement, report of the Board of Directors explaining their position on items of the agenda. The Board of Directors may resolve that during preparation for the Shareholders Meeting members of the Board may offer special opinion.

The list of persons entitled to attend the Meeting shall be presented by the Company to any persons entered in the list and holding at least 1 per cent of votes. The details and mailing addresses of individuals entered in the list shall only be disclosed with consent of such individuals.

At the request of any person concerned the Company shall within three days issue an excerpt from the list of persons entitled to attend the Meeting containing the details of such person or a certificate specifying that the person is not on the list of persons entitled to attend the Meeting.

8.1.5. Details of business entities in which the Issuer holds at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares

Full corporate name: "Kolenergo" Open Joint Stock Power and Electrification Company
Abbreviated corporate name: OAO "Kolenergo"
Location: 184363, Murmansk Region, township of Murashi, Kirov Street 2
Issuer's share in the business entity's authorized capital: 14.85%
Block of the business entity's ordinary shares held by the Issuer: 10.02%
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Murmansk Thermal Power Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "Murmansk Thermal Power Plant"
Location: 183780, Murmansk, Shmidt Street 14
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Apatity Thermal Power Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "Apatity Thermal Power Plant"
Location: 184200, Apatity, Murmansk Region
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Kola Generating Company" Open Joint Stock Company
Abbreviated corporate name: OAO "Kola GC"
Location: 184355, township of Murmashi, Murmansk Region, Kirov Street 2
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Kola Transmission System" Open Joint-Stock Company
Abbreviated corporate name: OAO "Kola TS"
Location: 184355, township of Murmashi, Murmansk Region, Kirov Street 2

Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Kola Energy Trade Company" Open Joint-Stock Company
Abbreviated corporate name: OAO "Kolenergosbyt"
Location: 184355, township of Murmashi, Murmansk Region, Novaya Street 7
Issuer's share in the business entity's authorized capital: 14.83 %
Block of the business entity's ordinary shares held by the Issuer: 10.01 %
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

Full corporate name: "Samara Bearing Plant" Open Joint Stock Company
Abbreviated corporate name: OAO "SPZ"
Location: Russian Federation, 443009, Samara, Kalinin Street 1
Issuer's share in the business entity's authorized capital: 5.55%
Block of the business entity's ordinary shares held by the Issuer: 5.55%
Business entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the business entity: none

8.1.6. Information on major transactions executed by the Issuer

In the period under review the Issuer executed the following major transactions for the last 5 years giving rise to liabilities accounting for 10 per cent or more of balance-sheet value of the Issuer's assets:

Transaction date: ***July 29, 2004;***

Subject and other essential conditions: ***entering into an agreement for purchase of Gold Fields shares;***

Information on compliance with the requirements of the state registration and/or notarial certification of transaction in cases prescribed by the laws of the Russian Federation: ***none;***

Transaction price in money terms and in percentage of the Issuer's balance sheet assets as of the date of the last completed reporting period preceding the date of ending of the last quarter under review: ***1,249,600,000 US dollars, 13.5% of the asset value (as of March 31, 2004);***

Period of discharge of liabilities under transaction, and information on execution of the mentioned liabilities: ***money shall be transferred to the bank account of Norimet Limited within 90 days from the contract date;***

In case of delay in discharge of the liabilities on the part of the counterparty or the Issuer under the transaction – reasons for such delay (if known to the Issuer) and consequences for the counterparty or the Issuer indicating penal sanctions prescribed by the transaction terms and conditions: ***all liabilities have been executed according to the contract;***

Information on attributing the executed transaction to major transactions and on approval of the transaction by the Issuer's management body: ***the transaction is neither major nor interest-bearing;***

Other information on the executed transaction pointed out by the Issuer at its own discretion: ***none.***

Transaction date: ***March 29, 2004;***

Subject and other essential conditions: ***provision of credit facility by OJSC MMC Norilsk Nickel to Norimet Limited (conclusion of credit agreement No. NN/326-2004);***

Information on compliance with the requirements of the state registration and/or notarial certification of transaction in cases prescribed by the laws of the Russian Federation: ***none;***

Transaction price in money terms and in percentage of the Issuer's balance sheet assets as of the date of the last completed reporting period preceding the date of ending of the last quarter under review: ***1,200,000,000.00 US dollars, 14% of the asset value (as of October 1, 2003);***

Period of discharge of liabilities under transaction, and information on execution of the mentioned liabilities: ***the period of discharge of the liabilities for repayment of the credit and payment of interest shall be 179 days from the date of providing the relevant credit tranche;***

In case of delay in discharge of the liabilities on the part of the counterparty or the Issuer under the transaction – reasons for such delay (if known to the Issuer) and consequences for the counterparty or the Issuer indicating penal sanctions prescribed by the transaction terms and conditions: ***the period of discharge of the liabilities has not become due in the period under review;***

Information on attributing the executed transaction to major transactions and on approval of the transaction by the Issuer's management body: ***the transaction is neither major nor interest-bearing;***

Other information on the executed transaction pointed out by the Issuer at its own discretion: ***none.***

There are no major transactions executed by the Issuer in Quarter I 2006 giving rise to liabilities accounting for 10 per cent or more of balance-sheet value of the Issuer's assets.

8.1.7. Information of credit ratings of the Issuer

Standard & Poor's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Standard & Poor's

International rating / forecast	*National rating / forecast*
BB+ / stable	ruAA+ / stable

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*
August 9, 2004	BB / stable *(international rating / forecast)*
	RuAA / stable *(national rating / forecast)*
August 10, 2005	BB+ / stable *(international rating / forecast)*
	RuAA+ / stable *(national rating / forecast)*

Full corporate name (name — for non-profit organization) of the rating agency: Standard & Poor's International Services
Abbreviated corporate name: Standard & Poor's;
Location: 55 Water Street, New York, USA.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.standardandpoors.ru/

Moody's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Moody's

*Corporate Family Rating / Forecast**	*Long Term Issuer Rating / Forecast**	*National Rating / Forecast*
Ba1 / stable	Ba2 / stable	Aa1.ru / stable

* - In August 2005 the rating names were changed, former names "Senior Implied Rating / Forecast" and "Senior Unsecured Issuer Rating / Forecast" respectively.

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*
August 9, 2004	Ba1 / stable *(Senior Implied Rating / Forecast)*
	Ba2 / stable *(Senior Unsecured Issuer Rating / Forecast)*
October 24, 2005	Aa1.ru / stable *(National Rating / Forecast)*

Full corporate name (name — for non-profit organization) of the rating agency: Moody's Investors Service Ltd;
Abbreviated corporate name: Moody's;
Location: 2 Minster Court Mincing Lane London EC3R 7XB.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.moodys.com/cust/default.asp

Fitch Ratings Ltd Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Senior Unsecured Rating / Forecast	*Short Term Rating*	*National Rating / Forecast*
BBB- / stable	F3	N/A

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	*Credit rating value*
December 21, 2005	BBB- / stable *(Senior Unsecured Rating / Forecast)*
	F3 *(Short Issuer Rating)*

Full corporate name (name — for non-profit organization) of the rating agency: Fitch Ratings Ltd.
Abbreviated corporate name: Fitch;
Location: Eldon House, 2 Eldon Street London, EC2M 7UA Great Britain.

Description of the rating system or Internet site where information on the rating system is available (published): the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: www.fitchratings.com

Other information on credit rating pointed out by issuer at its own discretion.

Put together the assigned ratings show that Norilsk Nickel has the highest rating among private Russian companies. The ratings reflect the Company's unique resources and financial stability and its leading position on the world nickel, palladium, platinum and copper market.

No credit rating has been assigned to the Issuer's securities.

8.2. Details of Each Class of the Issuer's Shares

Class (ordinary, preference), type for preference shares: ordinary shares

Par value per share: 1 Ruble

Number of outstanding (non-redeemed or non-canceled) shares: 190,627,747

Number of additionally issued shares (for which the issued report has not been subject to state registration): none

Number of authorized shares: none

Number of shares held by the Issuer: none

Number of additional shares which may be issued through the conversion of outstanding securities or meeting option commitments: none

Number and date of state registration:
1-04-40155-F of January 10, 2001;
1-04-40155-F of May 23, 2001.

Rights granted by shares:

shareholder's right to declared dividends and the order of payment of dividends on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares on which dividend is specified: the Articles of Association do not provide for issue of preference shares;

ordinary share holder's right to attend and vote at the general shareholders meeting: shareholders may attend the Meeting and vote on all items within authority thereof (unless otherwise provided for by the Federal Law and other applicable regulations of the Russian Federation one share shall give one vote);

rights of holders of particular types of preference shares to convert them into ordinary shares or preference shares of other types and the conversion procedure (number, classes (types) of shares and other terms of conversion) if provided for by the articles of association: the Articles of Association do not provide for issue of preference shares;

shareholder's right to the Issuer's assets in case of liquidation and the order of paying liquidation value on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares for which liquidation value is specified: the Articles of Association do not provide for issue of preference shares;

other information on shares to be disclosed at the Issuer's discretion: N/A.

8.3. Information on Previous Issues of Regular Securities Except Shares

8.3.1. Totally redeemed (canceled) securities issues

No such issues exist.

8.3.2. Outstanding securities issues

No such issues exist.

8.3.3. Issues under which the Issuer is in default

No such issues exist.

8.4. Details of person(s) securing issued debentures

No such persons exist.

8.5. Secured Liabilities under Debenture Issues

No debentures were issued.

8.6. Details of Registrars of Rights to the Issuer Regular Securities

Registrar:

full and abbreviated name:
"NATIONAL REGISTRATION COMPANY" Closed Joint Stock Company, ZAO NRC;

location: Russian Federation, 121357, Moscow, Veresayev Street 6

License data:
license number: 10-000-1-00252
date of issue: September 6, 2002
term of validity: perpetual
issued by: Russian Federal Securities Commission

Other registrar details:
mailing address: 121357, Moscow, Veresayev Street 6
tel.: (495) 440 63 45; *fax:* (495) 440 63 55
e-mail: info@nrcreg.ru

8.7. Information on Applicable Capital Export and Import Regulations Which May Affect Dividends, Interest or Other Distributions Due to Non-Residents

Tax on return in investments in business entities (in this case dividends) is assessed according to the Tax Code of the Russian Federation (Part One No. 146-FZ of July 31, 1998 and Part Two No. 117-FZ of August 3, 2000).

Foreign exchange transactions involving capital movement are taxed according to Federal Law "On Exchange Control and Regulation" No. 173-FZ of December 10, 2003 (as amended on June 29, 2004) and the Regulations of the Central Bank of the Russian Federation for authorization of particular transactions involving capital movement:

Regulation of the Central Bank of Russia No. 258-P of June 1, 2004;
Regulation of the Central Bank of Russia No. 259-P of June 7, 2004;
Regulation of the Central Bank of Russia No. 27-P of April 29, 1998;
Instruction of the Central Bank of Russia No. 1450-U of June 15, 2004;
Instruction of the Central Bank of Russia No. 1441-U of June 10, 2003;
Resolution of the State Customs Committee of the Russian Federation "On Export Duty Rates" No. 865 of August 6, 2003.

8.8. Tax Assessment of the Issuer's Regular Securities Issue Proceeds

Tax on regular securities issue proceeds is assessed as specified by applicable tax regulations of the Russian Federation (Tax Code of the Russian Federation, Chapter 23 "Personal Income Tax" and Chapter 25 "Corporation Income Tax").

1. Tax on securities transactions

1.1. Tax on personal income from transactions in the Issuer's securities

The procedure of tax assessment of personal income from securities transactions is specified in Chapter 23 of Russian Tax Code (Chapters 214-1,220,224).

Income (loss) from securities transactions shall be determined for all transactions in securities of a particular class executed during the tax period under review less losses.

Income (loss) from securities transactions shall be determined as the difference between total proceeds from securities sale and documented cost of securities acquisition, sale and holding actually incurred by taxpayers or material deductions intended to reduce proceeds of securities transactions.

If the taxpayer cannot produce a documentary evidence of its expenses it may take the advantage of material deduction as provided for the Tax Code of the Russian Federation.

The taxpayer shall be entitled to material deduction of the full amount of proceeds received from transaction in securities held for a period of three or more years; in case the taxpayer held securities for less than 3 years such material deduction shall not exceed 125 thousand Rubles.

The taxpayer may take the advantage of material tax deduction or deduction of documented incurred expenses if the tax is calculated and withheld by the income source (broker, trustee, management company holding in trust the assets constituting a unit investment fund or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) or upon expiry of the tax period at the time of filing tax return with tax authorities.

If income is paid by several sources material deduction may only be made by one source at the taxpayer's option.

Individuals who are not tax residents of the Russian Federation shall not be entitled to material deductions.

The tax on income of individual tax residents of the Russian Federation shall be assessed at the rate of 13 per cent.

The tax on income of individual tax non-residents of the Russian Federation shall be assessed at the rate of 30 per cent.

The tax base for securities transactions shall be defined as proceeds from securities transactions over the tax period under review.

The tax agent shall assess and pay tax upon expiry of the tax period or at the time of cash disbursement to the taxpayer before expiry of the tax period.

If the assessed tax cannot be withheld from the taxpayer by the income source the tax agent (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

In that case if an individual executed securities transactions unassisted by parties deemed to be tax agents (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) such individual shall assess and pay tax and file tax return.

1.2. Tax on legal entities' income from transactions in the Issuer's securities

The procedure of determining the tax base for securities transactions is specified in Chapter 25 of the Russian Tax Code (Article 280, Articles 309, 310, 329). The Tax Code specifies a special accounting procedure of profit and loss relating to securities transactions.

The taxpayer's proceeds from sale or other disposal of securities (including redemption thereof) shall be calculated based on the selling of disposal price and accrued interest income (coupon yield) paid by the purchaser to the taxpayer and accrued interest income (coupon yield) paid by the issuer (promisor) to the taxpayer. The assessment of tax on the taxpayer's proceeds from securities sale or other disposal shall not include interest income (coupon yield) earlier included in tax assessment.

The cost of securities sale (or other disposal) including units in unit investment funds shall be determined based of the acquisition price (including acquisition costs), cost of sale, any discounts from the estimates unit value, accrued interest income (coupon yield) paid by the taxpayer to the seller of securities. Such costs shall not include interest income (coupon yield) earlier included in tax assessment.

The market price of securities traded on organized securities market shall mean the actual price of securities sale or other disposal if such price falls within the interval between the maximum and minimum prices (price interval) of transactions in such securities recorded by the market maker on securities market on the date of the relevant transaction. If on that date the same securities were traded on securities market by two or more market makers the taxpayer may select the market maker whose price interval shall be used for tax purposes.

If the taxpayer sold securities traded on organized securities market and the transaction price is within the price interval recorded by the market maker such price shall be deemed market price for tax purposes.

If securities traded on organized securities market are sold at a price lower that the recorded minimum price the minimum price of transactions on organized securities market shall be assumed.

Profit (loss) from transactions in securities traded and not traded on organized securities market shall be accounted separately for tax purposes.

Russian business entities and foreign business entities acting through permanent establishments within the Russian Federation shall pay tax at the rate of 24 per cent as provided for by applicable law of the Russian Federation.

Foreign entities not engaged in business in the Russian Federation shall pay tax at the income source; in particular such tax shall be paid on stock sales proceeds by Russian entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property and other similar proceeds. Proceeds from sale of securities or relating derivatives on foreign stock exchanges shall not be deemed income received from sources within the Russian Federation.

Tax base of foreign entities trading in shares of Russian business entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property may be reduced by the sum of documented expenses as provided for by applicable law of the Russian Federation. In that case the difference between the foreign entity's sales proceeds and expenses shall be taxed at the rate of 24 per cent.

In other instances tax on such income of foreign business entities shall be assessed at the rate of 20 per cent.

1.3. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

2. Tax on dividends

2.1. Tax on dividends received by individuals

Tax on income received by individuals in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 23).

Dividends received by individual tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by individual tax non-residents of the Russian Federation shall be taxed at the rate of 30 per cent.

Business entities from which the taxpayer receives income (tax agents) shall assess, deduct and pay tax.

If the assessed tax cannot be withheld from the taxpayer the tax agent shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

Tax agents shall pay assessed and withheld tax by the date of actual money receipt from the bank and the date of income transfer from tax agents' bank accounts to the taxpayer's account or third party bank accounts on the taxpayer's instruction.

Tax agent shall otherwise pay assessed and withheld tax on the day following the date of actual income receipt by the taxpayer.

2.2. Tax on dividends received by legal entities

Tax on income received by legal entities in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 25).

Dividends received by legal entity tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by legal entity tax non-residents of the Russian Federation shall be taxed at the rate of 15 per cent.

The source of income (tax agent) shall deduct and pay tax within 10 days of income payment.

If dividends are paid to a foreign legal entity and/or individual who is no tax resident of the Russian Federation the taxpayer's tax base for each payment of dividends shall be equal to received dividends and subject to taxation.

2.3. Total tax shall be calculated by multiplying the applicable tax rate and the difference between dividends to be distributed among shareholders during the tax period under review reduced by dividends payable by the tax agent to foreign legal entity and individual tax non-residents during the tax period under review and dividends received by the tax agent during the tax period under review and the previous tax period unless such dividends were included in dividend tax assessment.

Tax agents shall assess tax to be withheld from the taxpayer's income based on total tax and the share of each taxpayer in total dividends.

2.4. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

8.9. Dividend Declared on the Issuer Shares and Return of the Issuer Debentures

Class of shares: ordinary shares

Declared dividend per share: 23 Rubles
Total dividend per class of shares: 5,006,350,407 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the annual general shareholders meeting of June 30, 2002

Period of payment of dividends declared on the Issuer shares: by October 15, 2002

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: the year of 2001

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 4,987,551,427.66 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 21.7 Rubles
Total dividend per class of shares: 4,641,757,682.8 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the annual general shareholders meeting of June 30, 2003

Period of payment of dividends declared on the Issuer shares: dividends paid by: August 29, 2003

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: the year of 2002

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 4,640,720,196.20 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 42.1 Rubles
Total dividend per class of shares: 9,005,437,716.4 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the extraordinary general shareholders meeting of December 29, 2003

Period of payment of dividends declared on the Issuer shares: dividends paid by: February 28, 2004

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: nine months of the year of 2003

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 9,004,350,022.92 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: the annual general shareholders meeting of OJSC MMC Norilsk Nickel of June 24, 2004 resolved as follows: "To declare the 2003 annual dividend on shares in OJSC MMC Norilsk Nickel of 42.1 Rubles per ordinary share taking into account interim dividends of 42.1 Rubles per share paid for 9 months of the year of 2003".

Class of shares: ordinary shares

Declared dividend per share: 41.4 Rubles
Total dividend per class of shares: 8,855,703,597.6 Rubles

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: minutes of the extraordinary general shareholders meeting of November 26, 2004

Period of payment of dividends declared on the Issuer shares: dividends paid by: December 31, 2004

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends for 9 months of the year of 2004

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 8,842,853,602.14 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 28 Rubles
Total dividend per class of shares: 5,639,961,040 Rubles*

** no dividends are declared on 12,478,704 shares held by the Company*

The Issuer's management body authorized to approve payment of (declare) dividends: general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: annual general shareholders meeting of June 30, 2005; minutes of June 30, 2005

Period of payment of dividends declared on the Issuer shares: dividends paid by: August 29, 2005

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends of 28 Rubles per share paid for the year of 2004 taking in account dividends of 41.4 Rubles per share paid for 9 months of the year 2004, total 2004 dividend per share being 69,4 Rubles

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 5,638,251,913.00 Rubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

Class of shares: ordinary shares

Declared dividend per share: 43 Rubles.
Total dividend per class of shares: 8,661,368,740 Rubles*

** no dividends are declared on 12,478,704 shares held by the Company*

The Issuer's management body authorized to approve payment of (declare) dividends: extraordinary general shareholders meeting

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: extraordinary general shareholders meeting of December 30, 2005; minutes of January 12, 2006.

Period of payment of dividends declared on the Issuer shares: dividends paid by: February 28, 2006

Form and other terms of payment of dividends declared on the Issuer shares: cash payment

Accounting period (year, quarter) for which declared dividends were paid: dividends of 43 Rubles per share paid for 9 months of the year 2005.

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: 8,654,242,059.00.

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: the dividends were paid not in full measure, reasons – incomplete disclosure of information by nominee shareholders; unavailability of the documents proving authority of persons' representatives drawing the dividends; incorrectly indicated banking details for transfer of the dividends to persons recorded in the shareholder register;

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: N/A

In 2000 dividends on shares in OJSC MMC Norilsk Nickel were not paid under the resolution of the annual general shareholders meeting of April 24, 2001.

8.10. Other Information

N/A.